

World-Class Hospitality with Eastern Charm

世界品位 東方魅力

中國東方航空
CHINA EASTERN

SKYTEAM

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號: 00670)

ANNUAL REPORT 2011 年報



Contents

This annual report is printed on environmentally friendly paper.
此年度報告以環保紙張印製。



目錄

INTERNATIONAL AIRLINE NETWORK
國際航綫示意圖


London
Hamburg
Frankfurt
Paris
Rome
Moscow
Dubai
Delhi
Kathmandu
Dhaka
Kolkata
Colombo
Male
Mandalay
Korea
韓國
Seoul
Ch'ongju
Gwangju
Taegu
Pusan
Cheju
Beijing
北京
Shanghai
上海
Hanoi
Vientiane
Da Nang
Bangkok
Siem Reap
Yangon
Phnom Penh
Ho Chi Minh City
Cebu
Phuket
Penang
Kuala Lumpur
Singapore
Bali
Saipan
Cairns
Perth
Brisbane
Adelaide
Sydney
Melbourne
Canberra
Code-Sharing Flights



Anchorage
安克雷奇
Calgary
卡爾加里
Vancouver
溫哥華
Chicago
芝加哥
Toronto
多倫多
Boston
波士頓
New York
紐約
Las Vegas
拉斯維加斯
San Francisco
舊金山
Washington
華盛頓
Los Angeles
洛杉磯
Dallas
達拉斯
Hawaii
夏威夷
Miami
邁阿密
Toyama
富山
Asahikawa
旭川
Komatsu
小松
Niigata
新潟
Fukushima
福島
Kanazawa
金澤
Okayama
岡山
Hiroshima
廣島
Ibarki
茨城
Fukuoka
福岡
Nagoya
名古屋
Tokyo
東京
Nagasaki
長崎
Oita
大分
Osaka
大阪
Shizuoka
靜岡
Kagoshima
鹿兒島
Matsuyama
松山
Japan
日本
Auckland
奧克蘭
Wellington
威靈頓
Christchurch
基督城

FINANCIAL HIGHLIGHTS
財務摘要

(Prepared in accordance with International Financial Reporting Standards)
（按國際財務報告準則編製）

Expressed in RMB millions 以人民幣百萬元計		2007	2008	2009	2010	2011
Year ended 31 December 截至十二月三十一日止年度						
Revenues	營業額	42,534	41,073	38,989	73,804	82,403
Other operating income	其他營業收益	488	672	1,288	658	1,062
Operating expenses	營業支出	(42,894)	(56,828)	(38,456)	(68,765)	(79,292)
Operating profit/(loss)	經營溢利／(虧損)	128	(15,083)	1,821	5,697	4,173
Finance income/(cost), net	財務收入／(支出)，淨額	162	(267)	(1,549)	(347)	668
Profit/(loss) before income tax	除稅前利潤／(虧損)	378	(15,256)	249	5,418	4,841
Profit/(loss) for the year attributable to the equity shareholders of the Company	本公司權益持有者應佔年度溢利／(虧損)	379	(15,269)	169	4,958	4,576
Earning/(loss) per share attributable to the equity shareholders of the Company (RMB)[1]	本公司權益持有者應佔每股盈利／(虧損)(人民幣元)[1]	0.08	(3.14)	0.03	0.44	0.41
At 31 December 於十二月三十一日						
Cash and cash equivalents	現金及現金等價	1,655	3,451	1,735	3,078	3,861
Net current liabilities	淨流動負債	(26,098)	(43,458)	(28,648)	(27,184)	(29,679)
Non-current assets	非流動資產	57,949	62,652	64,988	91,254	101,031
Long term borrowings, including current portion	長期借款，包括流動部份	(14,675)	(15,628)	(16,928)	(27,373)	(30,821)
Obligations under finance leases, including current portion	融資租賃負債包括流動部份	(16,452)	(20,809)	(19,370)	(19,208)	(20,261)
Total share capital and reserves attributable to the equity shareholders of the Company	本公司權益持有者應佔總股本及儲備	2,361	(13,097)	1,235	15,271	20,128

[1] The calculation of earnings/(loss) per share for 2007 and 2008 are based on the consolidated profit/(loss) attributable to the equity shareholders of the Company and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000; the calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares in issue. The calculation of earnings per share for 2011 is based on the consolidated profit attributable to the equity shareholders of the Company divided by 11,276,539,000 ordinary shares in issue.

[1] 二零零七、二零零八年每股溢利／(損失)是根據當年度的本公司權益持有者應佔溢利／(虧損)除以已發行股數4,866,950,000股計算；二零零九年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數6,436,828,000股計算；二零一零年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數11,149,426,000股計算。二零一一年每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股11,276,539,000股計算。

REVENUES
營業額
(RMB millions)（人民幣百萬元）


82,403
07
08
09
10
11

OPERATING PROFIT/(LOSS)
經營溢利／(虧損)
(RMB millions)（人民幣百萬元）


4,173
07
08
09
10
11

SUMMARY OF ACCOUNTING AND BUSINESS DATA
會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Standards)
(按中華人民共和國企業會計準則編製)

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2011
截至二零一一年十二月三十一日止年度利潤

RMB million 人民幣百萬元

Net profit	淨利潤	4,902
Income from main operations	主營業務利潤	12,211
Income from other operations	其他業務利潤	1,316
Income from investments	投資收益	128
Net income outside business	營業外收支淨額	1,570

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS
主要會計數據和財務指標

(Expressed in RMB Million) (人民幣百萬元)

		2010	2011
1. Operation revenue	營業收入	74,958.11	**83,974.51**
2. Net profit attributable to the equity shareholders of the Company	歸屬於本公司權益持有者淨利潤	5,380.38	**4,886.70**
3. Total assets	總資產	100,810.12	**112,215.15**
4. Shareholders' equity	股東權益	16,576.18	**22,145.41**
5. Earnings per share (RMB)	每股收益(人民幣元)	0.48	**0.43**
6. Net assets per share (RMB)	每股淨資產(人民幣元)	1.38	**1.78**

Notes:

1. Calculation of major financial indicators:
   Earnings per share = net profit ÷ weighted average number of ordinary shares outstanding
   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year

註:

1. 主要財務指標計算方法如下:
   每股收益=淨利潤÷發行在外普通股的加權平均數
   每股淨資產=年度末股東權益÷年度末普通股股份總數

		2011 二零一一年	2010 二零一零年	Change 變動幅度
Capacity	**運輸能力**			
ATK (available tonne – kilometers) (million)	**可用噸公里(ATK)(百萬)**	**18,662.50**	17,887.36	4.33%
– Domestic routes	一國內航線	**9,908.43**	9,538.94	3.87%
– International routes	一國際航線	**7,975.16**	7,533.23	5.87%
– Regional routes	一地區航線	**778.91**	815.19	-4.45%
ASK (available seat – kilometers) (million)	**可用座公里(ASK)(百萬)**	**127,890.81**	119,450.88	7.07%
– Domestic routes	一國內航線	**88,012.97**	83,421.13	5.50%
– International routes	一國際航線	**34,685.25**	30,453.49	13.90%
– Regional routes	一地區航線	**5,192.59**	5,576.26	-6.88%
AFTK (available freight tonne – kilometers) (million)	**可用貨郵噸公里(AFTK)(百萬)**	**7,152.33**	7,136.78	0.22%
– Domestic routes	一國內航線	**1,987.26**	2,031.04	-2.16%
– International routes	一國際航線	**4,853.49**	4,792.41	1.27%
– Regional routes	一地區航線	**311.58**	313.33	-0.56%
Hours flown (thousand)	**飛行小時(千)**	**1,288.40**	1,195.10	7.81%
Traffic	**運輸量**			
RTK (revenue tonne – kilometers) (million)	**收入噸公里(RTK)(百萬)**	**13,402.08**	12,598.98	6.37%
– Domestic routes	一國內航線	**7,256.76**	6,886.62	5.37%
– International routes	一國際航線	**5,659.85**	5,196.12	8.92%
– Regional routes	一地區航線	**485.47**	516.23	-5.96%
RPK (revenue passenger – kilometers) (million)	**客運人公里(RPK)(百萬)**	**100,895.06**	93,152.76	8.31%
– Domestic routes	一國內航線	**70,932.87**	66,309.84	6.97%
– International routes	一國際航線	**26,151.29**	22,769.29	14.85%
– Regional routes	一地區航線	**3,810.90**	4,073.63	-6.45%
RFTK (revenue freight tonne – kilometers) (million)	**貨郵載運噸公里(RFTK)(百萬)**	**4,420.57**	4,308.47	2.60%
– Domestic routes	一國內航線	**934.14**	980.43	-4.72%
– International routes	一國際航線	**3,338.13**	3,172.67	5.22%
– Regional routes	一地區航線	**148.30**	155.37	-4.55%
Number of passengers carried (thousand)	**載運旅客人次(千)**	**68,724.96**	64,930.43	5.84%
– Domestic routes	一國內航線	**58,761.38**	55,456.27	5.96%
– International routes	一國際航線	**7,246.70**	6,600.72	9.79%
– Regional routes	一地區航線	**2,716.88**	2,873.45	-5.45%
Weight of freight carried (kg) (million)	**貨郵載運量(公斤)(百萬)**	**1,443.05**	1,464.91	-1.49%
– Domestic routes	一國內航線	**699.43**	729.01	-4.06%
– International routes	一國際航線	**626.26**	617.12	1.48%
– Regional routes	一地區航線	**117.37**	118.79	-1.20%

		2011 二零一一年	2010 二零一零年	Change 變動幅度
Load factors	載運率			
Overall load factor (%)	綜合載運率(%)	**71.81**	70.44	1.37 pts
– Domestic routes	—國內航線	**73.24**	72.19	1.05 pts
– International routes	—國際航線	**70.97**	68.98	1.99 pts
– Regional routes	—地區航線	**62.33**	63.33	-1.00 pts
Passenger load factor (%)	客座率(%)	**78.89**	77.98	0.91 pts
– Domestic routes	—國內航線	**80.59**	79.49	1.10 pts
– International routes	—國際航線	**75.40**	74.77	0.63 pts
– Regional routes	—地區航線	**73.39**	73.05	0.34 pts
Freight load factor (%)	貨郵載運率(%)	**61.81**	60.37	1.44 pts
– Domestic routes	—國內航線	**47.01**	48.27	-1.26 pts
– International routes	—國際航線	**68.78**	66.20	2.58 pts
– Regional routes	—地區航線	**47.60**	49.59	-1.99 pts
Yields and costs	收益率和成本統			
Revenue tonne – kilometers yield (RMB)	收入噸公里收益(人民幣)	**5.71**	5.35	6.73%
– Domestic routes	—國內航線	**6.93**	6.30	10%
– International routes	—國際航線	**3.97**	3.87	2.58%
– Regional routes	—地區航線	**7.71**	7.52	2.53%
Passenger – kilometers yield (RMB)	客運人公里收益(人民幣)	**0.68**	0.63	7.94%
– Domestic routes	—國內航線	**0.69**	0.64	7.81%
– International routes	—國際航線	**0.63**	0.60	5%
– Regional routes	—地區航線	**0.81**	0.78	3.85%
Freight tonne – kilometers yield (RMB)	貨運噸公里收益(人民幣)	**1.83**	1.95	-6.15%
– Domestic routes	—國內航線	**1.44**	1.28	12.5%
– International routes	—國際航線	**1.82**	2.04	-10.78%
– Regional routes	—地區航線	**4.49**	4.54	-1.1%

FLEET STRUCTURE AS AT 31 DECEMBER 2011 截至二零一一年十二月三十一日機隊情況

No. 序號	Model 機型	Self-owned and under finance lease 自購及融資租賃	Under operating lease 經營租賃	Sub-total 小計
Passenger aircraft 客機				
1	A340 – 600	5	–	5
2	A340 – 300	5	–	5
3	A330 – 300	8	7	15
4	A330 – 200	4	3	7
5	A300 – 600R	7	–	7
6	A321	22	–	22
7	A320	88	24	112
8	A319	5	10	15
9	B767	6	1	7
10	B757 – 200	5	5	10
11	B737 – 800	16	48	64
12	B737 – 700	35	19	54
13	B737 – 300	16	–	16
14	CRJ – 200	8	–	8
15	EMB – 145LR	10	–	10
16	Hawker800	1	–	1
Total number of passenger aircraft 客機合計		**241**	**117**	**358**
Freighter 貨機				
17	MD-11F	–	3	3
18	A300 – 600R	3	–	3
19	B747	2	3	5
20	B757 – 200F	–	2	2
21	B777F	–	6	6
Total number of freighters 貨機合計		**5**	**14**	**19**
Total number of aircraft 飛機總數		**246**	**131**	**377**
Percentage 比例		**65.25%**	**34.75%**	**100%**

FUTURE AIRCRAFT DELIVERY PLAN

As of 31 December 2011, details of the aircraft to be delivered to the Group are set out as follows:

未來飛機交付計劃

截至二零一一年十二月三十一日，本集團未來付運的飛機詳情如下：

單位：架

Model 機型	Number of aircraft to be delivered in 未來年度交付飛機的數量 2012 二零一二年	2013 二零一三年	2014 二零一四年	2015 二零一五年
A319	7	3	4	2
A320	19	8	6	8
A321	5	6	6	6
A330 – 200	6	8	7	5
A330 – 300	–	–	1	2
B737 – 700	2	5	7	6
B737 – 800	10	16	16	29

014



27/2

The Company sent the first chartered plane to Malta to evacuate 272 Chinese citizens from Libya.

東航馬爾他包機首架包機接回272位滯留利比亞中方人員。

16-19/3

The Company sent several additional large planes to evacuate more than 3,200 Chinese citizens from affected areas in Japan.

東航增派大型客機赴日本災區接回中方人員3200多人。


SKYTEAM
B-6053

21/6

The Group announced its accession to SkyTeam.

本集團宣佈正式加入天合聯盟。


中國東方航空 CHINA EASTERN
SHANGHAI AIRLINES
中国东方航空正式加入天合联盟庆祝仪式

10/10

The Group ranked 14th in the "2011 Top 25 Most Innovative Companies in China" by Fortune Magazine (Chinese).

本集團位列《財富》(中文版)「2011最具創新力的25家中國公司」排行榜第14名。

17/10

The Group entered into an agreement with Airbus SAS to purchase fifteen Airbus A330 series aircraft.

本集團與空客公司簽署了關於購買15架空客A330飛機的協議。

The Group entered into an agreement with Boeing Company to purchase forty-five B737NG series aircraft instead of twenty-four B787 series aircraft.

本集團與波音公司就24架B787飛機置換為45架B737NG飛機簽署了協定。

31/10

The new overseas B2B System of the Group was fully launched in Hong Kong, (China), Japan and Korea.

本集團新版海外B2B系統實現了中國香港、日本、韓國三地全面上線。

1/11

The registered trademark of "中國東方航空CHINA EASTERN and its logo" was recognised as "China Famous Brand (中國馳名商標)" by the Trademark Office of the State Administration for Industry & Commerce of the PRC.

國家工商總局商標局認定「中國東方航空CHINA EASTERN及圖」注冊商標為「中國馳名商標」。

29/3

By introducing a scheduled flight between Shanghai and Rome, Italy, the Company became the first airline to have a direct flight between Shanghai and Rome.

東航開通上海至義大利羅馬的定期往返航班，成為首家直飛上海到羅馬的航空公司。

31/5

The new China Cargo Airlines held a grand opening ceremony in Shanghai.

新中國貨運航空公司在上海舉行隆重的掛牌成立儀式。


中國貨運航空 CHINA CARGO

2/8

The Yunnan Branch of the Company officially renamed as China Eastern Airlines Yunnan Co., Ltd., which is a joint venture established by the Group and the Yunnan provincial government.

由本集團與雲南省共同投資組建的合資公司正式成立，東航雲南分公司正式更名為東方航空雲南有限公司。

9/8

The first flight from Shanghai to Hawaii of the Company took off. This is the first scheduled direct flight from Mainland China to Hawaii.

東航首個「上海-夏威夷」航班，這是中國大陸首個直飛夏威夷的定期直航航班。

25/8

The Group was awarded the "Flight Safety Five-star Award" (飛行安全五星獎) by the Civil Aviation Administration of China (CAAC).

中國民航局授予本集團「飛行安全五星獎」。


中国东方航 股份有限公司
飞行安全 星奖授牌仪式

26/9

The Company and Microsoft (China) Co., Ltd. signed a three-year strategic cooperation memorandum.

東航與微軟(中國)有限公司宣佈簽署為期3年的戰略合作備忘錄。


CHINA EASTERN
中國東方航空

17/11

The Company was granted the "Golden Phoenix Award" by the China Capital Market Annual Conference.

本公司被中國證券市場年會評為「金鳳凰獎」。

19/11

The first brand-new A330-200 aircraft with 180 degree fully flat seats for Business Class joined the fleet.

本集團第一架全新公務艙180度全平躺A330-200加盟機隊。

7/12

The official website of the Group was named as one of "The First Batch of Demonstration Enterprises in China with Honest e-Commerce Websites (首批中國電子商務誠信網站示範企業)".

本集團官網榮獲「首批中國電子商務誠信網站示範企業」榮譽稱號。



Liu Shaoyong 劉紹勇
Chairman 董事長

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "**Company**" or "**CEA**") and its subsidiaries (collectively, the "**Group**") for the year ended 31 December 2011. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the shareholders of the Company (the "**Shareholders**").

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「**本公司**」或「**東航**」)及其附屬公司(統稱「**本集團**」)截至二零一一年十二月三十一日止年度報告，並代表本集團全體員工向各位本公司股東(「**股東**」)致意。

In 2011, market demand for international air transport services slowed down affected by the global economic downturn, weak consumption in Europe and the United States ("**US**"), and the natural disasters in Japan. Market demand for domestic aviation services remained robust as a result of stable economic growth in China. Meanwhile, factors such as consistently high aviation fuel prices and the operation of the PRC high-speed rail adversely affected the Group's operations. Confronted by the complex domestic and international economic environment and social developments, the Group proactively grasped opportunities and strove to overcome difficulties. By enhancing its safety management, operational capability and service quality, while fostering construction of its hub network and optimizing its fleet structure in a steady and orderly manner, the Group achieved positive results in 2011.

二零一一年，受全球經濟下滑、歐美消費疲軟以及日本地震等因素影響，國際航空運輸市場需求放緩，但國內航空市場由於中國國內經濟的穩定發展依然保持旺盛需求。同時，航油價格持續高位震盪、高鐵分流等因素加劇了本集團的經營壓力。面對複雜的國際國內經濟形勢和社會環境，本集團積極把握機遇，努力克服困難，通過強化安全管理，提升經營能力，改進服務質量，推進樞紐建設，優化機隊結構等各項工作平穩有序的開展，在二零一一年取得了較好的經營業績。

SAFETY MANAGEMENT

In 2011, adhering to the principle of "Safety First" and building on the foundation of the Safety Management System (SMS), the Group continuously strengthened its safety culture, deeply refined assessment of safety performance, enhanced the quality of SMS operations and strove to refine the level of safety system management with the aim of ensuring the aviation safety, aviation security and ground safety. In 2011, the Group was awarded the "Flight Safety Five-Star Award" (飛行安全五星獎) by the Civil Aviation Administration of China ("**CAAC**").

安全管理

本集團堅持「安全是根」的理念，以安全管理體系(SMS)建設為抓手，不斷加強安全文化建設，深入細化安全績效考核，持續提升SMS運行質量，努力務實安全系統管理水平，確保了本集團二零一一年度內的飛行安全、空防安全和地面安全。二零一一年，本集團獲中國民用航局（「**民航局**」）頒發的「飛行安全五星獎」。



PASSENGER TRAFFIC BUSINESS

The Group (i) flexibly adjusted its capacity layout through enlarging the capacity deployed in core markets and major markets such as Shanghai, Xi'an and Kunming and transferred the capacity from Japan routes to popular domestic routes on a timely basis subsequent to the Japan earthquake in order to prevent further losses from Japan routes; (ii) strove to raise the operating capability of international routes by enhancing the sale of products through the international routes, promoting business cooperation on international travel products and fostering the consumer base of the direct sales team; (iii) focused on developing air-rail transportation products to promote the integration of "Yangtze River Delta" market; (iv) continued to deepen the integration of the Company, Shanghai Airlines Co., Ltd. ("**Shanghai Airlines**") and China United Airlines Co., Ltd. ("**China United Airlines**") and facilitate the consolidation of marketing efforts in order to benefit from complementary strengths and resources; and (v) strove to increase the daily utilisation rate of aircraft by adding, and increasing the frequency of, international routes, increasing the average travelling distance and enhancing the deployment of capacity during low and peak seasons.

客運營銷

本集團(i)靈活調整運力佈局，加大在上海、西安和昆明等核心市場、重點市場的運力投放，在日本地震後，本集團及時將日本航線運力轉投國內熱門航線，避免了在日本航線上的進一步損失；(ii)通過豐富國際航線銷售產品，推進國際旅遊產品的業務合作，培養直銷團隊客源，努力提升國際航線經營能力；(iii)努力推動「長三角」市場一體化，重點發展空鐵聯運產品；(iv)繼續深化東上聯(東航、上海航空有限公司(「**上航**」)、中國聯合航空有限公司(「**中聯航**」))一體化運作，推進營銷業務整合，實現優勢資源互補；(v)通過新開和加密國際航線，增加平均航距以及加強淡旺季運力調配，努力提高飛機日利用率。

FREIGHT BUSINESS

In 2011, the Group completed the reorganization of the three cargo airlines (China Cargo Airlines Co., Ltd. ("**China Cargo Airlines**"), Shanghai Airlines Cargo International Co., Ltd. ("**Shanghai Cargo Airlines**") and Great Wall Airlines into a new China Cargo Airlines. The new China Cargo Airlines adopted a series of measures to facilitate business integration, including completing integration of its customer resources, optimising its deployment of capacity, adjusting the deployment of its routes and strengthening sales control. Meanwhile, the new China Cargo Airlines also adopted measures to increase its revenue sources from freight transportation business by boosting adjustment of the cargo and product structure, implementing extensive strategic cooperation resources, developing a freight expressway between Shanghai and Hong Kong, launching early flight for domestic express mail and developing special cargo transportation services. Nevertheless, the Group still recorded a loss in the freight business in 2011 owing to several unfavourable factors, such as the sluggish economy in Europe and the US and the persistent downturn of the global freight market.

貨運營銷

二零一一年，本集團將三家貨運航空公司(中國貨運航空有限公司(「**中貨航**」)、上海國際貨運航空有限公司(「**上貨航**」)、長城航空有限公司(「**長城航**」))重組為新中貨航。新中貨航通過整合客戶資源，優化運力投放，調整航線佈局，加強銷售管控等一系列措施，加強了業務整合，同時，新中貨航大力推進貨物產品結構調整，廣泛開展戰略合作，開闢滬港貨運快線，啟動國內早航班快件項目，開發特貨運輸產品等手段來增加貨運收入來源。但是，由於歐美經濟不景氣，全球貨運市場持續低迷等多重因素影響，二零一一年，本集團貨運出現了虧損。

HUB CONSTRUCTION

In 2011, the Group fostered the construction of its hubs in Shanghai, Xi'an and Kunming by increasing capacity deployment, optimising route structure, introducing new destinations and increasing the frequency of certain flights. A relatively complete "three-in-three-out" flight frequency, namely morning, afternoon and evening, was established at Shanghai Pudong International Airport, achieving bilateral flight connections for over 25 domestic cities. The "three-in-three-out" flight frequency had also been initially established in Xi'an, and the completion of hub construction plans in Kunming would substantially increase opportunities for transfer and connection. At the same time, the Group is planning to establish supporting centres at our hubs in Shanghai, Xi'an and Kunming to maintain our market presence at the three hubs.

樞紐建設

二零一一年，本集團通過增加運力投放，優化航線結構，新開通航點，增加航班密度等方式，穩步推進上海、西安、昆明三大樞紐建設，上海浦東國際機場已形成了相對完整的早、中、晚「三進三出」的航班波，在25個以上國內城市實現雙向銜接國際航線；西安樞紐已經初步構建了「三進三出」的航班波；昆明樞紐規劃已經完成，中轉銜接機會同比大幅度提高。同時，本集團正在籌建上海、西安和昆明的樞紐保障中心，以進一步提升在三大樞紐市場的保障能力。

JOINING SKYTEAM

The Group officially joined SkyTeam on 21 June 2011. To date, the Group has entered into frequent flyer and airport lounges agreements with 14 SkyTeam member airlines, and signed code-sharing agreements with 12 member airlines. Such agreements have been implemented on 95 destinations along 111 routes. By connecting to the route networks of other SkyTeam member airlines, the Group is able to offer its passengers seamless transit to 926 destinations in 173 countries under a single plane ticket with direct luggage services. Passengers may also enjoy the comforts of more than 490 VIP airport lounges of SkyTeam members around the world.

加入天合聯盟

二零一一年六月二十一日，本集團正式加入天合聯盟。目前，本集團與天合聯盟內14家成員簽訂了常旅客及機場休息室協議，與12家成員航空公司簽有代碼共享協議，在95個航點111條航線上開始實施。通過與聯盟其他成員公司的航線網絡的銜接，本集團旅客可通過一票到底、行李直掛和無縫隙中轉到達世界173個國家的926個目的地，享用天合聯盟遍及全球超過490間機場貴賓休息室。

SERVICE QUALITY

With the aid of the SkyTrax and SkyTeam projects, the Group strove to raise its service quality and improve its hardware facilities. A central customer database and the service management system and procedures for high-end passengers were established to promote the shift of our service to personalized customisation. Meanwhile, with a view to providing value-added differentiation services to passengers, the Group created new service products and set up a city terminal in Kunshan and customer service centres in the cities surrounding Shanghai. The Group cooperated with the Shanghai Railway Bureau to introduce the first air-rail transportation product, "Air-Rail Service", which links the international and regional routes at Hongqiao International Airport with the high-speed rail connecting to cities situated in the Yangtze River Delta.

服務質量

本集團借助SkyTrax和SkyTeam項目，努力提升服務品質，改善硬件設施；建立統一客戶數據庫，制定高端旅客服務管理系統和服務程序，推動服務向個性化定制轉變；同時，本集團以為旅客提供差異化增值服務為抓手，創新服務產品，在昆山建立了城市航站樓，在上海周邊城市設立客戶服務中心；與上海鐵路局合作，將到達虹橋國際機場的國際、地區航線與前往長三角區域城市高鐵班次相銜接，率先推出空鐵聯運產品「空鐵通」。

COST CONTROL

The Group proactively launched cost optimisation projects to reduce its operating unit costs. By strictly managing its budget and implementing process control, the Group controlled costs at full-scale level and in all aspects. In addition, route structure was continually optimised and fuel saving measures were generally implemented. The Group adjusted its debt structure and increased its foreign exchange gains. The Group also decreased its finance costs by evaluating its financing sources and, through a subsidiary of the Company, by issuing RMB-denominated bonds of RMB2,500 million maturing in three years in Hong Kong.

成本控制

本集團積極開展成本優化項目，降低單位經營成本；嚴格預算管理，實施全過程控制，全方位、多角度地控制成本；持續優化航路結構，全面推廣飛行節油；合理調整債務結構，增加匯兑收益；拓展融資方式，通過本公司的子公司，在香港發行25億元三年期人民幣債券，減少了本集團的財務費用。

INFORMATION TECHNOLOGY

In 2011, the Group enhanced its information technology construction by focusing on management enhancement, product innovation and resource integration. The Group (i) completed the integration of a series of systems of the Company and Shanghai Airlines, including operational control information systems, aircraft maintenance information systems, call centre and frequent flyer systems; (ii) set up a customer service management system and realized personalised information dispatch at three access points, namely departure center, call centre and mobile cabin; and (iii) completed the integration of the official websites of the Company, Shanghai Airlines and China United Airlines, and expedited the construction of its overseas website. Currently, our global website covers North America, Australia, Europe and Asia Pacific.

信息化建設

二零一一年，本集團以管理提升、產品創新、資源整合等為抓手，推動信息化建設的各項工作，(i)完成了東上(東航、上航)運控信息系統、機務信息系統、呼叫中心及常旅客系統等一系列系統的整合；(ii)建立了客戶服務管理系統，並在離崗、呼叫中心和移動客艙等3個接觸點實現了個性化信息的推送；及(iii)實現東上聯(東航、上航和中聯航)的官網三合為一，同時加快了海外網站的建設，目前全球網已經覆蓋北美洲、澳洲、歐洲和亞太地區。

OUTLOOK FOR 2012

二零一二年展望

The Group cautions readers of this report. The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group's operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，本集團的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素可能會對本集團乃至全行業經營形成重大影響。

The 2011 annual results of the Group includes certain forward-looking statements, such as those on the future plans of the Group and the outlook of international and domestic conditions and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks beyond our control, and the actual results of the Group may vary materially from these forward-looking statements.

本集團二零一一年度業績報告包括一些預期性描述，例如對本集團未來的工作計劃的描述，對國際和國內經濟及航空市場的某些預期性描述。這些預期性描述受限於諸多不確定因素和風險，實際發生的情況可能與本集團的預期性描述有重大不符。

In the future, the Group intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated, modern aviation services provider.

本集團未來的努力目標是打造具有國際競爭力的世界一流航空公司，實現客運從傳統承運人向現代服務集成商轉型，貨運從傳統貨物承運人向現代物流集成商轉變。

In 2012, the aviation industry of the PRC is expected to face significant pressures as a result of complex and changing domestic and international operating environments, significant cost increases and a general downturn in the global aviation industry. In addition, with the slowdown of the PRC economy, the domestic PRC aviation industry will be further affected. To counter these developments, the Group will seek to proactively implement its operational plans and promote the transformation of the Group to an integrated, modern aviation services provider, which it believes will improve operating results while maintaining stability.

二零一二年，面對世界經濟增速放緩，成本剛性上升，全球航空業震盪低迷的嚴峻形勢，而中國國內經濟增速有所回落，但仍將保持平穩較快發展等國內外複雜的經營環境，中國航空運輸業將面臨較大的壓力，本集團將圍繞既定目標，積極推動各項工作的開展，在大力推進本集團轉型的同時，努力實現經營業績穩中求進。

In 2012, the Group will focus on the following aspects:

二零一二年，本集團的工作主要包括：

1. *Strengthen safety management and reinforce safety principles.* Adhering to the "Safety First, Prevention as Priority and Comprehensive Management" approach, the Group will promote a culture of safety by continuing to strengthen safety principles, strictly control the safety management process and strive to enhance safety systems management.

2. *Enhance marketing efforts in passenger traffic and freight markets so as to improve profitability.* The Group will optimise resource allocation among its routes and flight capacity and enhance its operating efficiency to fully utilise its potential. To strengthen its operating capabilities for international routes, the Group will expand its overseas sales channels, develop major overseas customers and promote international cooperation with other airlines.

1. *加強安全管理，夯務實安全根基。*堅持「安全第一、預防為主、綜合治理」的工作方針，以倡導先進安全文化為主線，不斷強化安全基礎，嚴格控制安全管理過程，努力提升安全系統管理的水平，確保本公司安全運營。

2. *加強客貨運市場營銷，強化盈利能力。*優化航線和運力的資源配置，提升運營效率，充分挖掘效益潛能；拓展海外銷售渠道，發展海外大客戶，推進國際合作，提升國際航線的經營能力。

3. *Maximise the results of cost reduction and strengthen cost control.* The Group will continuously maximise cost reduction measures and implement cost optimisation strategies to reduce its finance costs; continue to optimise the structure of its long and short term domestic and foreign currency debts to reduce its finance expenses; strengthen controls on the budget implementation process to minimise financial risks; and strengthen capital operations and diversify financing channels to lower finance costs.

4. *Expedite the implementation of strategies and enhance strategic development.* The Group will further enhance the Shanghai and Xi'an hubs by upgrading hardware data facilities, enhancing supportive measures and expediting the construction of a hub in Kunming. The market share in Beijing will be expanded through the reorganisation of China United Airlines and the Hebei Branch of the Group. The Group will also enhance its cooperation with members of the SkyTeam Alliance by fully capitalising its resources.

5. *Reinforce the foundation of service and improve service quality.* Based on its "precise, fine, detailed and wonderful" positioning, the Group will promote the internationalised, personalised and information-driven development of its services. The service management functions will be coordinated to reinforce service principles and diversify service support capabilities. The Group will strengthen its flight operations analysis and enhance its contingency response capability to enhance the quality of flight operations.

On behalf of the board (the "**Board**") of directors (the "**Directors**") of the Company, I would like to express my gratitude to all Shareholders.

Liu Shaoyong
Chairman

Shanghai, the PRC
23 March 2012

3. *深化降本增效，加強成本控制。*持續深化降本增效，推進成本優化戰略，降低財務成本；繼續優化長短期，本外幣負債結構，減少財務費用；加強對財務預算實施過程的管控，控制財務風險；加強資本運作，積極拓展融資渠道，降低融資成本。

4. *加快戰略推進，深化戰略發展。*通過提升硬件設施、加強保障支持措施等手段，進一步完善上海浦東、西安樞紐，同時加快昆明樞紐的建設；推進中聯航和河北分公司的重組，提升北京市場份額；充分利用天合聯盟資源，深化與聯盟成員的合作。

5. *夯務實服務基礎，提升服務質量。*按照「精準、精緻、精細、精彩」的定位，推進服務向國際化、個性化、信息化方向發展；梳理服務管理職能，強化服務基礎，提升服務保障能力；加強航班運行分析，提高應急處置水平，提高航班運行品質。

最後，本人謹代表本公司董事（「**董事**」）會（「**董事會**」）向諸位股東表示誠摯的謝意。

劉紹勇
董事長

中國，上海
二零一二年三月二十三日

022


SKYTEAM
中國東方航空
CHINA EASTERN

Ma Xulun 馬須倫
Vice Chairman and President
副董事長及總經理

With Shanghai as its core hub and Xi'an and Kunming as regional hubs, the Group has established an air transport network covering all of China and extending to Asia, Europe, North America and Oceania. After joining the SkyTeam Alliance, the route network of the Group expanded to cover more than 926 destinations in 173 countries around the world. To date, the number of Eastern Miles members, the frequent flyer program of the Group, has exceeded 15 million members.

本集團構建了以上海為核心樞紐，以西安和昆明為區域樞紐，覆蓋整個中國並輻射亞洲、歐洲、北美洲甚至大洋洲的航空運輸網絡。加入天合聯盟後，本集團的航線網絡通達全球173個國家超過926個目的地。本集團的「東方萬里行」常旅客會員目前也已經超過1,500萬人。

In 2011, through selling and surrendering leases for old aircraft and introducing new aircraft, the Group further optimised its fleet structure. In 2011, the Group completed (i) the purchase and finance-lease of a total of twenty-four aircraft, including seventeen A320 aircraft, two A321 aircraft, two A332 aircraft, two B737-700 and one B737-800 aircraft; (ii) the operating-lease of four aircraft, including two B737-800 aircraft and two B777F aircraft; (iii) the disposal of nine aircraft, including surrendering the leases of four MD11F aircraft and two CRJ200 aircraft, and sales of three B767 aircraft; and (iv) the addition of three operating-leased B747 aircraft as a result of the purchase of the assets of Great Wall Airlines by China Cargo Airlines.

In 2011, the Group operated approximately 11,216 scheduled flights per week. The Group achieved a passenger traffic volume of 100,895 million passenger-kilometers, representing an increase of 8.31% from 2010. The Group carried 68.725 million passengers with a passenger load factor of 78.89%, representing an increase of 5.84% and 0.91 percentage points, respectively, over the previous year. The Group's daily average utilisation rate of aircraft was 9.8 hours, representing an increase of 0.1 hours compared to the previous year. In 2011, the Group achieved a freight traffic volume of 4,421 million tonne-kilometers, representing an increase of 2.60% over the previous year. The Group carried 1,443 million kilograms of cargo and mail with a freight load factor of 61.81%, representing a decrease of 1.49% and an increase of 1.44 percentage points, respectively, over the previous year.

二零一一年，本集團通過出售、退租老舊飛機，引進新飛機，進一步優化本集團的機隊結構。二零一一年，本集團完成了(i)購買及融資性租賃飛機共24架，包括17架A320型飛機、2架A321型飛機、2架A332、2架B737-700型飛機，1架B737-800型飛機；(ii)經營性租賃飛機共4架，包括2架B737-800型飛機、2架B777F型飛機；(iii)處置飛機9架，包括退租4架MD11F型飛機、2架CRJ200和出售3架B767飛機；及(iv)中貨航購買長城航資產，新增3架經營性租賃B747型飛機。

二零一一年，本集團每週經營定期航班約11,216班次，實現客運量1,008.95億客公里，同比增長8.31%；運輸旅客6,872.5萬人次，同比增長5.84%，客座率為78.89%，同比增長0.91個百分點，飛機平均日利用率為9.8小時，同比增長0.1個小時。二零一一年，本集團貨郵周轉量44.21億噸公里，同比增長2.60%；運輸貨郵14.43億公斤，同比減少1.49%；貨郵載運率為61.81%，同比增長1.44個百分點。


中國東方航空

In 2011, the Group introduced several new international routes, including Shanghai-to-Rome, Shanghai-to-Hamburg, Shanghai-to-Hawaii (Honolulu), Shanghai-to-Dubai and Kunming-to-Male; introduced nine domestic routes, including Shanghai-to-Zhanjiang, Xi'an-to-Shenyang and Kunming-to-Yinchuan; and increased the frequency of flights in certain domestic and international routes, including Shanghai-to-Sydney, Shanghai-to-Melbourne, Shanghai-to-Shenyang, Shanghai-to-Chongqing, Xi'an-to-Singapore, Xi'an-to-Shenzhen, Viangchan-to-Kunming and Xi'an-to-Kunming.

二零一一年，本集團新開了上海至羅馬、漢堡、夏威夷（火奴魯魯）、迪拜，昆明至馬累等多條國際航線，上海至湛江、西安至瀋陽、昆明至銀川等9條國內航線；加密了上海至悉尼、墨爾本、瀋陽、重慶，西安至新加坡、深圳，萬象、西安至昆明等多條國際國內航線的航班密度。

In 2011, the Group accounted for 52.38% and 39.01% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 50.08% and 37.58% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput.

二零一一年，以航班班次佔有率統計，本集團在虹橋國際機場與浦東國際機場的市場份額分別為52.38%與39.01%，以旅客吞吐量統計，本集團在虹橋機場與浦東機場的市場份額分別為50.08%與37.58%。

REVIEW OF OPERATING RESULTS

業績回顧

The following discussion and analysis should be read together with the Group's audited financial statements and the accompanying notes prepared in accordance with International Financial Reporting Standards ("**IFRS**") that are included elsewhere in this annual report. The financial data presented in this section are derived from the Group's audited financial statements prepared in accordance with IFRS.

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審計的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際會計準則編製的、經審計的財務報表。

Operational revenues

經營收入

In 2011, the Group's revenue was RMB82,403 million, representing an increase of 11.65% from the previous year. Transportation revenue amounted to RMB76,514 million, representing an increase of 13.54% from the previous year. In 2011, the Group's total traffic volume was 13,402 million tonne-kilometers, representing an increase of 6.37% from the previous year.

二零一一年，本集團實現收入824.03億元，同比增長11.65%。其中運輸收入達人民幣765.14億元，同比增長13.54%。二零一一年，本集團完成總周轉量134.02億噸公里，同比增長6.37%。

In 2011, the Group's passenger revenues amounted to RMB68,434 million, representing an increase of 16.05% from the previous year, and accounting for 89.44% of the Group's traffic revenues in 2011. Passenger traffic volume was 100,895 million passenger-kilometers, representing a 8.31% increase from the previous year.

二零一一年，客運收入為人民幣684.34億元，同比增長了16.05%，佔本集團二零一一年運輸收入的89.44%；客運量為1,008.95億客公里，同比增長了8.31%。

The Group's domestic passenger traffic volume was 70,933 million passenger-kilometers, representing an increase of 6.97% from the previous year. Compared to last year, domestic passenger revenues increased by 16.18% to RMB48,963 million, accounting for 71.55% of the Group's passenger revenues.

國內航線客運量為709.33億客公里，同比增長了6.97%；收入為人民幣489.63億元，同比增長了16.18%，佔客運收入的71.55%。

The passenger traffic volume on the Group's international routes was 26,151 million passenger kilometers, representing a 14.85% increase from the previous year. Compared to last year, international passenger revenues increased by 20.10% to RMB16,393 million, accounting for 23.95% of the Group's passenger revenues.

國際航線客運量為261.51億客公里，同比增長了14.85%；收入為人民幣163.93億元，同比增長了20.10%，佔客運收入的23.95%。

The passenger traffic volume on the Group's regional routes was 3,811 million passenger-kilometers, representing a 6.46% decrease from last year. Compared to last year, regional passenger revenues decreased by 3.09% to RMB3,078 million, accounting for 4.50% of the Group's passenger revenues.

地區航線客運量為38.11億客公里，同比減少了6.46%；收入為人民幣30.78億元，同比減少了3.09%，佔客運收入的4.50%。

In 2011, the Group's cargo and mail traffic revenues decreased by 4.07% to RMB8,080 million, as compared to last year, accounting for 10.56% of the Group's traffic revenues in 2011. Cargo and mail traffic volume was 4,421 million tonne-kilometers, representing a 2.60% increase from last year.

二零一一年，貨郵運輸收入為人民幣80.80億元，同比減少了4.07%，佔本集團二零一一年運輸收入的10.56%。貨郵運輸量為44.21億噸公里，同比增長了2.60%。

Operating expenses

營運開支

In 2011, the Group's total operating costs was RMB79,292 million, representing an increase of 15.31% from the same period in the previous year. This was primarily attributable to increased oil prices and the corresponding increase in the costs of jet fuel.

二零一一年，本集團總營運成本為人民幣792.92億元，同比增長15.31%，主要原因是油價上升，航空油料成本相應提高。

Analysis of the changes in other items under operating costs of the Group is set out as follows:

本集團其他運營成本項目的變動分析如下：

In 2011, the Group's total aviation fuel consumption was approximately 3,896,300 tonnes, representing a 6.2% increase compared to last year. Total expenditure on aviation fuel was RMB29,229 million, representing an increase of 35.3% compared to last year. This was primarily due to an increase in oil consumption and an increase of 27.4% in the average price of jet fuel compared to the last year. In 2011, aviation fuel expenditures accounted for 36.86% of the Group's total operating costs.

二零一一年，本集團共計消耗航油量約389.63萬噸同比增長6.2%；航空油料支出為人民幣292.29億元，同比增長35.3%。主要原因是由於耗油量增加以及平均油價較二零一零年同期增長27.4%。二零一一年，航油支出佔本集團總營運成本的36.86%。

Impairment losses for assets amounted to RMB638 million, representing an increase of 57.53% over the previous year. This was primarily due to impairment provisions made under a sale price agreement as the Company disposed of an obsolete aircraft during the year.

資產減值損失為人民幣6.38億元，同比增長57.53%。主要原因是由於本年度本公司決定處置某陳舊機型飛機，因此根據售價協議計提了減值準備。

Selling and marketing expenses were RMB3,740 million, representing an increase of 12.52% over the previous year. This was primarily due to increases in ticketing system service fees and agency handling fees due to increases in traffic revenue.

銷售及市場費用為人民幣37.40億元，同比增長12.52%。主要原因是由於系統服務費以及代理業務手續費隨運輸收入增長而相應有所上升。

Food and beverage expenses were RMB2,022 million, representing an increase of 26.69% compared to the previous year. This was primarily due to improved in-flight food standards, particularly the food standards of two classes.

航空餐食供應支出為人民幣20.22億元，同比增長26.69%。主要原因是餐食標準提高，尤其是兩艙餐食標準提升所致。

The amount of civil aviation infrastructure levies payable to CAAC amounted to RMB1,321 million, representing an increase of 1.93% compared to the previous year, primarily due to the overall increase in miles flown.

上繳民航局的民航基礎設施建設基金為人民幣13.21億元，同比增長1.93%。主要原因是飛行里程增加所致。

Ground services and other charges were RMB568 million, representing an increase of 29.09% over the previous year, primarily due to the corresponding increase in expenses due to increased ground services income.

地面服務及其他費用為人民幣5.68億元，同比增長29.09%。主要原因是地面服務收入增加導致相應的支出增加。

026

Gains on changes in fair value of derivative financial instruments was RMB87 million, compared to RMB833 million during the year 2010, and primarily due to the decrease in gains arising from fair value movement of crude oil option contracts, which resulted from a decrease in the notional amount of unsettled crude oil option contracts. The crude oil option contracts of the Group were settled by 31 December 2011. In 2011, the net gain on change in fair value of crude oil option contracts of the Group was approximately RMB67 million, and the actual cash inflow upon settlement of crude oil option contracts was approximately RMB38 million.

衍生工具公允價值變動收益為人民幣0.87億元，二零一零年為人民幣8.33億元，主要是由於未交割原油期權合約敞口量下降，使得原油套期保值期權合約產生的公允價值變動收益減少，截止到二零一一年十二月三十一日，本集團原油期權合約到期交割完畢。二零一一年，本集團原油期權合約公允價值變動淨收益約為人民幣0.67億元，原油期權合約實際交割現金流入約為人民幣0.38億元。

Other operating income

Other operating income of the Group increased from RMB659 million in 2010 to RMB1,061 million in 2011, primarily due to an increase in government subsidy income in 2011.

其他營業收入

本集團的其他營業收入由二零一零年的人民幣6.59億元增加至二零一一年的人民幣10.61億元。主要原因是二零一一年收到政府補助收入有所增加。

Finance income/costs

In 2011, the Group's finance income was RMB2,024 million, primarily due to an increase in foreign exchange gains resulting from the appreciation of the Renminbi against the US dollar. Finance costs decreased to RMB1,463 million, primarily due to improvements in capital structure of the Group and a reduction on the interest rates on certain foreign currency borrowings.

財務收入／費用

二零一一年，本集團財務收入為人民幣20.24億元，主要是由於人民幣兑美元升值帶來的匯兑收益增加。財務費用為人民幣14.63億元，減少主要是由於資本結構改善以及外幣借款利率降低。

Profit

As a result of the foregoing, the Group's profit attributable to owners of the parent in 2011 was RMB4,576 million, representing a 7.70% decrease, as compared to the Group's profit attributable to equity shareholders of the Company of RMB4,958 million for the previous year.

利潤

綜上所述，本集團二零一一年度歸屬於本公司權益持有者的利潤為人民幣45.76億元，與本集團二零一零年度歸屬於本公司權益持有者的利潤為人民幣49.58億元相比減少7.70%。

Liquidity and capital structure

The Group generally finances its working capital requirements through cash from business operations and short-term bank loans. As at 31 December 2010 and 2011, the Group's cash and cash equivalents amounted to RMB3,078 million and RMB3,861 million, respectively. In 2010 and 2011, net cash generated from the Group's operating activities amounted to RMB10,641 million and RMB13,623 million, respectively. In 2011, basic cash requirements of the Group other than for operating costs were primarily for the purchase and upgrade of aircraft and flight equipment, and payment of related indebtedness. In 2010 and 2011, net cash outflow from the Group's investing activities were RMB8,633 million and RMB14,939 million, respectively. Net cash outflow from the Group's financing activities in 2010 was RMB652 million. The net cash inflow from the Group's financing activities in 2011 was RMB2,136 million, primarily due to the issuance of RMB bonds, by its offshore subsidiary, amounting to RMB2,500 million.

The Group generally operates with net current liabilities. As at 31 December 2011, the Group's current liabilities exceeded its current assets by RMB29,679 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining loans from domestic and foreign banks in China.

流動資金狀況與資本結構

本集團通常通過營運業務和銀行短期貸款來滿足營運資金的需求。截至二零一零年和二零一一年十二月三十一日，本集團的現金及現金等價物分別為人民幣30.78億元和人民幣38.61億元。二零一零年和二零一一年本集團業務營運所產生的現金淨額分別為人民幣106.41億元和人民幣136.23億元。本集團在二零一一年除運營成本支出以外的基本現金需求是購買和改良飛機及飛行設備的用款，以及支付有關債項的用款。二零一零年和二零一一年本集團投資活動所產生的現金流出淨額分別為人民幣86.33億元和人民幣149.39億元。二零一零年本集團融資活動流出現金淨額為人民幣6.52億元。二零一一年本集團融資活動流入現金淨額為人民幣21.36億元，主要原因是本公司境外子公司本年度發行人民幣債券25億元。

本集團通常有流動淨負債。於二零一一年十二月三十一日，本集團的流動負債超過流動資產達人民幣296.79億元。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行安排貸款來滿足營運資金的需要。

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2011, the debt ratio of the Group was 0.81.

本集團利用負債比率來監察資本，此比率按照總負債除以總資產計算。截至二零一一年十二月三十一日，負債比率為0.81。

As at 31 December 2010 and 2011, the total amount of the Group's borrowings due within one year were RMB15,211 million and RMB18,171 million, respectively. As at 31 December 2010, the Group's borrowings payable from one to two years, from three to five years, and beyond five years were RMB6,162 million, RMB10,672 million and RMB6,521 million, respectively, as compared to RMB8,408 million, RMB9,391 million and RMB5,804 million, respectively, as at 31 December 2011.

截至二零一零年和二零一一年十二月三十一日，本集團的一年內到期的借款分別為人民幣152.11億元和人民幣181.71億元。截至二零一零年十二月三十一日本集團一至兩年到期、三到五年到期以及五年以上到期的借款分別為人民幣61.62億元、人民幣106.72億元以及人民幣65.21億元，而截至二零一一年十二月三十一日的這些借款分別為人民幣84.08億元、人民幣93.91億元以及人民幣58.04億元。

The Group's obligations under finance leases as at 31 December 2010 and 2011 were RMB19,208 million and RMB20,261 million, respectively. As at 31 December 2010, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB4,381 million, RMB6,889 million and RMB7,939 million, respectively, as compared to RMB5,017 million, RMB7,235 million and RMB8,009 million, respectively, as at 31 December 2011.

截至二零一零年和二零一一年十二月三十一日，本集團的融資租賃債務分別為人民幣192.08億元和人民幣202.61億元。截至二零一零年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣43.81億元、人民幣68.89億元以及人民幣79.39億元，而截至二零一一年十二月三十一日的這些租賃債務分別為人民幣50.17億元、人民幣72.35億元以及人民幣80.09億元。

As at 31 December 2011, the Group's borrowings comprised USD-denominated borrowings of USD3,967 million and RMB-denominated borrowings of RMB16,780 million. Fixed-rate borrowings and floating-rate borrowings accounted for 15.6% and 84.4% of total borrowings, respectively, in 2011. As at 31 December 2010, the Group's borrowings comprised USD-denominated borrowings of USD3,333 million and RMB-denominated borrowings of RMB16,494 million. Fixed-rate borrowings and floating-rate borrowings accounted for 16.80% and 83.20% respectively of total borrowings in 2010.

截至二零一一年十二月三十一日，本集團的借款中，美元借款為39.67億美元，人民幣借款為人民幣167.80億元。固定利率借款佔總借款的比例為15.6%，浮動利率借款佔總借款的比例為84.4%。截至二零一零年十二月三十一日，本集團的借款中，美元借款為33.33億美元，人民幣借款為人民幣164.94億元。固定利率借款佔總借款的比例為16.80%，浮動利率借款佔總借款的比例為83.20%。

As at 31 December 2011, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,840 million, RMB-denominated obligations of RMB1,090 million and Singapore dollar-denominated obligations of S$263 million. The Group's finance leases are floating-rate obligations. As at 31 December 2010, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,534 million, RMB-denominated obligations of RMB1,435 million and Singapore dollar-denominated obligations of S$194 million.

截至二零一一年十二月三十一日，融資租賃債務中，美元債務為28.40億美元，人民幣債務為人民幣10.90億元，新加坡幣債務為2.63億新元。本集團融資租賃債務均為浮動利率。截至二零一零年十二月三十一日，融資租賃債務中，美元債務為25.34億美元，人民幣債務為人民幣14.35億元，新加坡幣債務為1.94億新元。

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2011, the value of the Group's assets used to secure certain bank loans was RMB18,317 million, representing a decrease of 11.94%, from RMB20,800 million as at 31 December 2010.

資產抵押及或然負債

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零一一年十二月三十一日，本集團部分銀行貸款對應的抵押資產值為人民幣183.17億元，與二零一零年末的人民幣208.00億元相比減少了11.94%。

CAPITAL EXPENDITURES

According to the contracted agreements, as at 31 December 2011, we expect our capital expenditures for aircraft, engines and related equipment to be, in the aggregate, approximately RMB108,298 million, including RMB17,935 million in 2012 and RMB22,249 million in 2013, in each case subject to contractually stipulated changes or any change relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing credit facilities, bank loans, leasing arrangements and other external financing arrangement.

資本開支

根據已簽訂的飛機、發動機及飛行設備協議，截至二零一一年十二月三十一日本集團預計的飛機、發動機及飛行設備的資本開支總額約為人民幣1,082.98億元，其中二零一二年預計資本開支約人民幣179.35億元，二零一三年為人民幣222.49億元。上述各款項均可能因合同規定或物價指數的變化而變化。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述資金要求。

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements.

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表附註2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論載於經審核綜合財務報表附註4。

RISK ANALYSIS

Interest rate fluctuation risk

The Group's total interest-bearing liabilities (including long-term and short-term borrowings, finance leases and bonds payable) as at 31 December 2010 and 2011 were RMB57,774 million and RMB62,035 million, respectively, of which 30.03% and 33.26% were short-term liabilities, respectively, for those years. A portion of the Group's long-term interest-bearing liabilities were liabilities with variable interest rates, and were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in US dollars and Renminbi. As at 31 December 2010 and 2011, the Group's liabilities denominated in US dollars accounted for 67.18% and 69.14%, respectively, of total liabilities while liabilities denominated in Renminbi accounted for 31.03% and 28.81%, respectively, of total liabilities. The fluctuations in the US dollar – RMB exchange rate and Renminbi interest rates significantly affected the Group's finance costs.

風險分析

利率變動風險

截至二零一零年和二零一一年十二月三十一日，本集團帶息債務總額為人民幣577.74億元及人民幣620.35億元(包括長短期借款、應付融資租賃款和應付債券)，其中，短期債務的比例分別為30.03%及33.26%，長期帶息債務中亦有部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

本集團帶息債務以美元及人民幣債務為主。截至二零一零年和二零一一年十二月三十一日，本集團美元債務佔債務總額的比例分別為67.18%和69.14%，人民幣債務佔債務總額的比例分別為31.03%和28.81%。美元以及人民幣利率的變化對本集團財務成本的影響較大。

Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic and political conditions and general currency supply and demand dynamics. As such, future Renminbi exchange rates may fluctuate and be materially different from current exchange rates.

The Group operates its business in many countries and territories and generates revenue in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets. The Group's major liability item (purchases or leases of aircraft) is mainly priced and settled in US dollars. In addition, fluctuations in foreign exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and jet fuel, and take-off and landing charges in foreign airports. As at 31 December 2011, the Group's total interest-bearing liabilities denominated in foreign currencies, converted to Renminbi, amounted to RMB44,165 million, of which US dollar liabilities accounted for 97.1% of this amount. Therefore, significant fluctuations in foreign exchange rates will subject the Group to foreign exchange loss arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group's foreign currency hedging mainly involves the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 31 December 2011, foreign currency hedging contracts held by the Group amounted to a notional amount of US$46 million (31 December 2010: US$48 million), and will expire between 2012 and 2017.

The Group recorded an increase in net foreign exchange gains in 2011. As at 31 December 2010 and 2011, the Group's foreign exchange gains were RMB1,075 million and RMB1,872 million, respectively. Due to the large amount of existing net foreign currency liabilities, the Group's results will be adversely affected if the Renminbi depreciates against the US dollar, or if the rate of appreciation of the Renminbi against the US dollar decreases in the future.

Risk associated with the fluctuation of fuel prices

Jet fuel is one of the Group's major costs of operations. The Group's results of operations are to a large extent affected by the fluctuation of jet fuel prices. Foreign fuel prices are mainly affected by supply and demand dynamics in the global market. In addition, domestic jet fuel prices are supervised by authorities such as the National Development and Reform Commission and CAAC. The Group generally reduces operating costs arising from increased jet fuel prices by imposing passenger fuel surcharges, reducing fuel consumption by route optimisation and enhancing cost controls.

匯率波動風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。截至二零一一年十二月三十一日，本集團外幣帶息債務總額折合人民幣為441.65億元，其中美元負債的比例為97.1%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兑損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元買入美元。截至二零一一年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元0.46億元(二零一零年十二月三十一日為美元0.48億元)，並將於二零一二年至二零一七年間期滿。

二零一一年，本集團匯兑淨收益有所上升。截至二零一零年和二零一一年十二月三十一日，本集團匯兑收益分別為人民幣10.75億元和人民幣18.72億元。由於大量外幣淨負債的存在，若未來人民幣兑美元貶值或者人民幣兑美元升值速度減緩，將對本集團業績產生負面影響。

航油價格波動的風險

航油為本集團主要營業成本之一，因此本集團的業績受航油價格波動的影響較大。國外航油價格主要受全球市場供求情況影響，而國內航油價格則受國家發展與改革委員會及民航局等政府機關的監管。本集團一般通過徵收燃油附加費、優化航路降低油耗、加強成本控制等措施來緩解航油價格上漲帶來的運營成本壓力。

In 2011, assuming constant factors but excluding the effect of crude oil option contracts, if the average price of jet fuel increases or decreases by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB1,460 million.

於二零一一年，在其他變量保持不變的情況下(不包括原油期權合約的影響)，倘若平均航油價格上升或下降5%，本集團航油成本將上升或下降約人民幣14.6億元。

In 2011, the Group did not enter into any new crude oil option contracts, and all contracts signed in past years were settled by 31 December 2011.

二零一一年，本集團未新簽訂原油期權合約，以往年度簽署的所有合約於二零一一年十二月三十一日前均已經交割完畢。

HUMAN RESOURCES

人力資源

As at 31 December 2011, the Group had 59,872 employees, the majority of whom worked in or were based in China. The wages of the Group's employees generally consisted of basic salary and performance-based bonus. There were no material labour disputes between the Group and its employees, and the Group did not experience significant turnover of employees or encounter any major difficulties in recruiting new employees.

截至二零一一年十二月三十一日，本集團僱用59,872名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

TAXATION

稅項

The Company is subject to income tax at a rate of 24% (2010: 22%). Our effective tax rate, however, may be higher than the rate of 24% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 25% rather than 24%. We had carried forward tax losses of approximately RMB9,713 million as at 31 December 2011 (2010: RMB15,299 million), which can be used to set off future taxable income between 2012 and 2016.

本公司按24%的稅率繳付所得稅(二零一零年：22%)。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得稅率為25%而非24%，因此本集團的實際稅率或會高於24%。截至二零一一年十二月三十一日，本集團的累計稅項虧損餘額約為人民幣97.13億元(二零一零年：人民幣152.99億元)，可用作抵銷二零一二年至二零一六年間的未來應課稅收入。

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2011 (the "**Reporting Period**").

董事會現提呈本集團截至二零一一年十二月三十一日止年度(「**本報告期**」),經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及集團業績

The Company is one of the three largest air carriers in the PRC based on the total tonne-kilometers and number of passengers carried in 2011 and is an important base airline facilitating the development of the "International Financial Centre" and the "International Shipping Centre" of Shanghai. The results of the Group for the year ended 31 December 2011 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

根據二零一一年噸公里總額及載運旅客人數計算,本公司是中國三家最大航空公司之一,同時也是服務於上海「國際金融中心」和「國際航運中心」建設的重要基地航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零一一年十二月三十一日止年度業績,及本公司與本集團於該日之財務狀況,請參閱財務報表。

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

有關本公司之主要附屬公司之詳情,請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

The geographical analysis of the Group's revenue from its business is as follows:

下表列出本集團各地區的營業收入:

		PRC Accounting Standards 中華人民共和國會計準則 RMB'000 人民幣千元	**IFRS 國際財務報告準則** RMB'000 人民幣千元
Domestic	中國國內	57,675,579	56,014,202
Regional (Hong Kong, Macau and Taiwan)	地區(港澳台)	3,771,339	3,771,339
International	國際	22,527,587	22,617,589
Total	總計	83,974,505	82,403,130

DIVIDENDS

股息

According to the financial statements prepared in accordance with PRC Accounting Standards, the Company's net profit was RMB4,892 million for the year ended 31 December 2011, and the total accumulated losses of the Company as at 31 December 2011 amounted to RMB4,503 million. The Board does not recommend payment of any dividend for the financial year ended 31 December 2011.

根據中華人民共和國會計準則編製的財務報表,本公司於截至二零一一年十二月三十一日止年度淨利潤為人民幣48.92億元,截至二零一一年十二月三十一日止,本公司累計虧損人民幣45.03億元,董事會建議不派發截至二零一一年十二月三十一日止的年度股息。

SHARE CAPITAL STRUCTURE

As at 31 December 2011, the share capital structure of the Group is set out as follows:

股本結構

截至二零一一年十二月三十一日本集團股本結構情況如下：

			Total number of shares 股份總數	Approximate percentage in total share capital (%) 約佔總股本比例(%)
1.	A shares	A股		
	(a) Listed shares with trading moratorium	(a) 有限售條件流通股	5,120,263,860	45.40
	(b) Listed shares without trading moratorium	(b) 無限售條件流通股	2,661,950,000	23.61
2.	H shares	H股	3,494,325,000	30.99
3.	Total number of shares	股份總額	11,276,538,860	100.00

NUMBER OF SHAREHOLDERS

As at 31 December 2011, the total number of registered shareholders of the Company was 284,381, of which 283,697 are holders of A shares and 684 are holders of H shares.

股東總數

於二零一一年十二月三十一日，本公司登記在冊的股東總數為284,381戶，其中A股股東283,697戶，H股股東684戶。

SUBSTANTIAL SHAREHOLDERS

So far as the Directors of the Company are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company's senior management, had, as at 31 December 2011, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "**SFO**"), or was otherwise, as at 31 December 2011, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2011, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")) of the Company:

主要股東

據本公司董事所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零一一年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「**證券及期貨條例**」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「**聯交所**」)披露其於本公司的權益及／或淡倉的人士，或其他於二零一一年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零一一年十二月三十一日的其他主要股東(定義見《香港聯合交易所有限公司證券上市規則》(「**上市規則**」))：

Name of shareholders 股東名稱	Type of shares held 股份類別	Number of shares held 所持股數	As at 31 December 2011 於二零一一年十二月三十一日約佔本公司 Percentage of shareholding in the Company's total issued share capital 已發行總股本的股權比例	Percentage of shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Percentage of shareholding in the Company's total issued H shares 已發行H股總數的股權比例
China Eastern Air Holding Company ("**CEA Holding**") 中國東方航空集團公司(「**東航集團**」)	A shares A股	4,831,375,000	42.84%	62.08%	—
CEA Holding (Note 1) 東航集團(附註1)	H shares H股	1,927,375,000	17.09%	—	55.16%
HKSCC Nominees Limited (Note 2) 香港中央結算(代理人)有限公司(附註2)	H shares H股	3,478,100,299	30.84%	—	99.54%

Notes:

Based on the information available to the Directors as at 31 December 2011 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2011:

1. Such H shares were held by CES Global Holdings (Hong Kong) Limited ("**CES Global**"), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2. Among the 3,478,100,299 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

附註：

根據董事於二零一一年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零一一年十二月三十一日：

1. 該等H股是由東航國際控股(香港)有限公司(「**東航國際**」)以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

2. 由香港中央結算(代理人)有限公司持有的3,478,100,299股H股中，1,927,375,000股H股(佔本公司當時已發行H股總數約55.16%)由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2011, among the 3,478,100,299 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

除上述所披露外，根據董事獲得的資料及就董事所知，於二零一一年十二月三十一日，在香港中央結算(代理人)有限公司持有的3,478,100,299股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第 XV部第 2及 3分部向本公司及聯交所披露。

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission ("**CSRC**"), as at the end of the Reporting Period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members of the Company and their respective shareholdings are as follows:

根據中國證券監督管理委員會(「**中國證監會**」)的有關披露規定，本報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings:

前10名記名股東持股情況：

	Name of shareholders 股東名稱	Increase/ (Decrease) in shareholding in the year 年度內增減	Shareholding at the end of the year 年末持股數量	Percentage (%) 比例 (%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1.	CEA Holding 東航集團	0	4,831,375,000	42.84	Listed (all subject to moratorium) 已流通(全部為限售股)	Nil 無	A shares (subject to moratorium) A股(限售)
2.	HKSCC NOMINEES LIMITED (including CES Global) HKSCC NOMINEES LIMITED (含東航國際)	3,531,900	3,478,100,299	30.84	Listed (1,437,375,000 shares held by CES Global are subject to moratorium) 已流通(其中東航國際持有的1,437,375,000股為限售股)	Unknown 未知	H shares (1,437,375,000 shares held by CES Global are subject to moratorium) H股(其中東航國際持有的1,437,375,000股為限售股)
3.	Shanghai Alliance Investment Limited 上海聯和投資有限公司	0	427,085,429	3.79	Listed 已流通	Unknown 未知	A shares A股
4.	China National Aviation Fuel Holding Co. 中國航空油料集團公司	0	421,052,632	3.73	Listed 已流通	Unknown 未知	A shares A股
5.	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	-57,046,058	343,288,860	3.04	Listed (288,888,860 shares are subject to moratorium) 已流通(其中288,888,860股為限售股)	Unknown 未知	A shares A股
6.	Aerospace Capital Holding Co., Ltd. 航天投資控股有限公司	0	99,088,580	0.88	Listed 已流通	Unknown 未知	A shares A股
7.	Sinotrans Air Transportation Development Co., Ltd. 中外運空運發展股份有限公司	0	83,157,894	0.74	Listed 已流通	Unknown 未知	A shares A股
8.	Bank of China Group Investment Limited 中銀集團投資有限公司	0	21,997,755	0.2	Listed 已流通	Unknown 未知	A shares A股
9.	Industrial and Commercial Bank of China Limited－Harvest主題新動力股票型證券投資基金 中國工商銀行股份有限公司－嘉實主題新動力股票型證券投資基金	-8,147,516	19,606,372	0.17	Listed 已流通	Unknown 未知	A shares A股
10.	Shanghai Light Industry Co., Ltd. for Foreign Economic and Technical Cooperation 上海輕工業對外經濟技術合作有限公司	0	18,574,343	0.16	Listed 已流通	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: the Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

THE 10 LARGEST REGISTERED LISTED STOCK SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS

前10名記名流通股股東持股情況

	Name of shareholders 股東名稱	Shareholding of listed stocks at the end of the year 年末持有流通股的數量	Type of shares held 種類
1.	HKSCC NOMINEES LIMITED (including CES Global) 香港中央結算(代理人)有限公司(包含東航國際)	2,040,725,299	H shares H股
2.	Shanghai Alliance Investment Limited 上海聯和投資有限公司	427,085,429	A shares A股
3.	China National Aviation Fuel Holding Co. 中國航空油料集團公司	421,052,632	A shares A股
4.	Aerospace Capital Holding Co., Ltd. 航天投資控股有限公司	99,088,580	A shares A股
5.	Sinotrans Air Transportation Development Co., Ltd. 中外運空運發展股份有限公司	83,157,894	A shares A股
6.	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	54,400,000	A shares A股
7.	Bank of China Group Investment Limited 中銀集團投資有限公司	21,997,755	A shares A股
8.	Industrial and Commercial Bank of China Limited－Harvest主題新動力股票型證券投資基金 中國工商銀行股份有限公司－嘉實主題新動力股票型證券投資基金	19,606,372	A shares A股
9.	Shanghai Light Industry Co., Ltd. for Foreign Economic and Technical Cooperation 上海輕工業對外經濟技術合作有限公司	18,574,343	A shares A股
10.	Shanghai Tex Holding Co., Ltd. 上海紡織(集團)有限公司	18,574,270	A shares A股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: the Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係或一致行動的説明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

控股股東情況介紹

There has been no change in the Company's controlling shareholder in the year.

本公司的控股股東在本年度內沒有變更。

CEA Holding is the parent company of the Company and its registered capital amounts to RMB11,780,365,000. Mr. Liu Shaoyong is the legal representative of CEA Holding. CEA Holding's scope of business includes the management of all state-owned assets and state-owned equity of its group and its investment enterprises which are formed by state investment. As at 31 December 2011, no share of the Company held by CEA Holding was pledged.

東航集團是本公司的母公司。註冊資本為人民幣11,780,365,000元，法定代表人為劉紹勇先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零一一年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2011, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities ("**securities**" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

購入、出售或贖回證券

除另披露外，於二零一一年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券(「**證券**」一詞的涵義見上市規則附錄十六第一段(不計新發證券)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "**NYSE**"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "**Independent Director Guidance**"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "**home country**" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "**home country**" differ from those required of U.S. companies under the NYSE's listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards:

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent Directors out of a total of eight Directors. The standards for

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「**紐約交易所**」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「**《獨立董事指導意見》**」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「**母國**」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「**母國**」的企業管治規範中的差異。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前八名董事中有四名為獨立董事。另外，《獨立董

establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board of the Company held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010 and the "Working Rules of the Nomination and Remuneration Committee" was passed. The Nomination and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。於二零零九年四月二十八日舉行的本公司第五屆董事會第三次例會上，已經審議通過成立提名委員會，並通過委員會章程。於二零一零年三月十九日，本公司第五屆董事會第三十六次普通會議上，同意提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，並通過「提名與薪酬委員會工作細則」。提名及薪酬委員會有三位成員，其中兩人是本公司獨立非執行董事。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board of the Company held on 19 March 2010. The Nomination and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，已於二零一零年三月十九日舉行的本公司第五屆董事會第三十六次普通會議上同意。本公司提名及薪酬委員會由兩名獨立非執行董事和一名董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

優先購股權

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exists, which require the Company to offer new shares to its existing shareholders on a pro rata basis.

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2011 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零一一年十二月三十一日止年度內之所有時間維持上市規則第8.08(1) (a)條規定的有關適用最低上市證券百分比。

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2011 are as follows:

董事、監事及高級管理人員持股情況

本公司截至二零一一年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Shaoyong 劉紹勇	Chairman 董事長	53	0	–	2010-6-28 – 2013-6-28
Ma Xulun 馬須倫	Vice Chairman 副董事長、 President 總經理	48	0	–	2011-11-11 – 2013-6-28 2010-6-28 – 2013-6-28
Li Yangmin 李養民	Director 董事、 Vice President 副總經理	49	3,960 (Note 1) (註釋1)	Beneficial Owner 實益擁有人	2011-6-29 – 2013-6-28 2010-6-28 – 2013-6-28
Luo Zhuping 羅祝平	Director 董事、 Board Secretary 董事會秘書、 Company Secretary 公司秘書	59	11,616 (Note 2) (註釋2)	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28 2010-6-28 – 2012-4-6 2010-6-28 – 2012-4-6
Sandy Ke-Yaw Liu 劉克涯	Independent non-executive Director 獨立非執行董事	64	0	–	2010-6-28 – 2013-6-28
Wu Xiaogen 吳曉根	Independent non-executive Director 獨立非執行董事	46	0	–	2010-6-28 – 2013-6-28
Ji Weidong 季衛東	Independent non-executive Director 獨立非執行董事	55	0	–	2010-6-28 – 2013-6-28
Shao Ruiqing 邵瑞慶	Independent non-executive Director 獨立非執行董事	55	0	–	2010-6-28 – 2013-6-28
Yu Faming 于法鳴	Chairman of the Supervisory Committee 監事會主席	58	0	–	2011-6-29 – 2013-6-28
Feng Jinxiong 馮金雄	Supervisor 監事	50	0	–	2010-6-28 – 2013-6-28
Yan Taisheng 燕泰勝	Supervisor 監事	58	0	–	2010-6-28 – 2013-6-28

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Jiashun 劉家順	Supervisor 監事	55	3,960 (Note 1) (註釋1)	Beneficial Owner 實益擁有人	2010-6-28 – 2013-6-28
Tang Bing 唐 兵	Vice President 副總經理	45	0	–	2010-6-28 – 2013-6-28
Shu Mingjiang 舒明江	Vice President 副總經理	44	0	–	2011-12-13 – 2013-6-28
Wu Yongliang 吳永良	Vice President 副總經理、Chief Financial Officer 財務總監	49	3,696 (Note 3) (註釋3)	Beneficial Owner 實益擁有人	2011-12-13 – 2013-6-28 2010-6-28 – 2013-6-28
Tian Liuwen 田留文	Vice President 副總經理	53	0	–	2011-12-13 – 2013-6-28

Note 1: representing approximately 0.000035% of the Company's total issued shares as at 31 December 2011

Note 2: representing approximately 0.0001% of the Company's total issued shares as at 31 December 2011

Note 3: representing approximately 0.000033% of the Company's total issued shares as at 31 December 2011

Brief biographical details in respect of each of the Directors, Supervisors and members of senior management of the Company are as follows:

Liu Shaoyong: Mr. Liu Shaoyong is currently the Chairman of the Company and general manager and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed deputy general manager of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration, general manager of the Shanxi Branch of the Company, and Head of the Flying Model Division of the CAAC. Mr. Liu served as General Manager of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, general manager of China Southern Air Holding Company from August 2004 to December 2008, chairman of directors of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed as general manager and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an executive masters of business administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of command pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

註釋1： 佔本公司於二零一一年十二月三十一日已發行股份總數約0.000035%

註釋2： 佔本公司於二零一一年十二月三十一日已發行股份總數約0.0001%

註釋3： 佔本公司於二零一一年十二月三十一日已發行股份總數約0.000033%

本公司董事、監事及高級管理人員簡歷如下：

劉紹勇：劉紹勇先生現任本公司董事長、東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理、中國民航山西省管理局副局長、本公司山西分公司總經理、中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)董事長，二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生畢業於中國民航飛行學院，具有清華大學高級工商管理碩士學位，具有特級飛行員職稱。劉先生是中國航空運輸協會理事長、國際航空運輸協會理事、海峽兩岸關係協會理事。

Ma Xulun: Mr. Ma Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and deputy party secretary of CEA Holding. Mr. Ma joined the civil aviation industry in 1997. He was previously deputy general manager of China Commodities Storing and Transportation Corporation. He was appointed as deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma was also President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. From January 2009 to February 2012, Mr. Ma served as chairman of China Cargo Airlines, a subsidiary of the Company, and chairman of Shanghai Airlines, a subsidiary of the Company, from January 2010 to January 2012. Mr. Ma was appointed as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a masters degree and is a qualified accountant.

馬須倫：馬須倫先生現任本公司副董事長、總經理、黨委副書記及東航集團黨組書記。馬先生於一九九七年加入民航業，曾任中國物資儲運總公司副總經理，曾任中國民航總局財務司副司長、中國國際航空公司副總裁。二零零二年民航聯合重組後任中國國際航空公司常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(一家在上海證券交易所和聯交所上市的公司)總裁，黨委副書記，二零零四年十二月至二零零八年十二月任東航集團黨組成員，二零零七年一月至二零零八年十二月任東航集團副總經理，二零零八年十二月起任本公司總經理、黨委副書記，中國東方航空集團公司黨組副書記，二零零九年二月起任本公司董事，馬須倫先生於二零零九年一月至二零一二年二月任中貨航(本公司的附屬公司)董事長，二零一零年一月至二零一二年一月任上航(本公司的附屬公司)董事長。二零一一年十一月起任東航集團黨組書記、本公司副董事長。馬先生畢業於山西財經大學、華中科技大學，具有碩士學位及註冊會計師資格。

Li Yangmin: Mr. Li Yangmin is currently a Director, Party Secretary, Vice President and Safety Director of the Company and party committee member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy head of the aircraft maintenance workshop (飛機維修廠車間), head of technology office, secretary of the workshop branch of Northwest Company (西北航空公司) and deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was vice president of China Eastern Air Northwest Company. Since October 2005, he has also been a Vice President of the Company. He was appointed Safety Director of the Company in July 2010, party committee member of CEA Holding in May 2011 and Party Secretary and Director of the Company in June 2011. From September 2010 to January 2012, Mr. Li served as the director of Shanghai Airlines, a subsidiary of the Company. Since February 2012, he was appointed as the chairman of China Cargo Airlines, a subsidiary of the Company. Mr. Li graduated from Northwestern Polytechnical University with a masters degree. He is a qualified senior engineer.

李養民：李養民先生現任本公司董事、黨委書記、副總經理、安全總監以及東航集團黨組成員。李先生於一九八五年加入民航業，曾任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記、西北航空公司飛機維修基地副總經理兼航線部經理。二零零二年六月至二零零四年三月任中國東方航空西北公司飛機維修基地總經理，二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理，二零零五年十月起任本公司副總經理，二零一零年七月起兼任本公司安全總監，二零一一年五月起任東航集團黨組成員，二零一一年六月起任本公司黨委書記、董事。二零一零年九月至二零一二年一月擔任上航(本公司的附屬公司)董事。自二零一二年二月起擔任中貨航(本公司的附屬公司)董事長。李先生畢業於西北工業大學，具有碩士研究生學歷和高級工程師資格。

Luo Zhuping: Mr. Luo Zhuping is currently a Director of the Company. Mr. Luo joined CEA in 1988. He was Deputy Chief and then Chief of the Enterprise Management Department and Deputy Head of the Share System Office of China Eastern Airlines. From 1997 to 2008, he served as the head of the Board secretariat of the Company. From 1997 to April 2012, he served as the secretary to the Board (the "**Board Secretary**") and the company secretary of the Company (the "**Company Secretary**"). He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a masters degree in global economics from Eastern China Normal University. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S. by the State Economic and Trade Commission and Morgan Stanley. Mr. Luo has been responsible for domestic and overseas exchange listing and capital management of the Company since 1993. He has gained rich experience in certain value-added measures of an enterprise, such as enterprise reform, stock issuance, corporate governance, merger and acquisition and reorganization.

羅祝平：羅祝平先生現任本公司董事。羅先生於一九八八年加入東航，曾任中國東方航空公司企業管理處副處長、處長、股份制辦公室副主任，一九九七年至二零零八年任本公司董事會秘書室主任，一九九七年至二零一二年四月任本公司董事會秘書及公司秘書，二零零四年六月當選本公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。羅先生自一九九三年起一直負責企業境內外上市和資本運營的相關工作，在企業改制、股票發行、公司治理、購併重組等提升企業價值的諸多方面有長時間的實踐和積累。

Sandy Ke-Yaw Liu: Mr. Sandy Ke-Yaw Liu was appointed as an Independent Non-executive Director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan in 1969. He served in China Airlines (台灣中華航空公司) in various capacities, including airport manager in Honolulu Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales in 1993 and vice president for commerce since 1996, and was promoted to president in 1998. Additionally, Mr. Liu served as a director of Taiwan Mandarin Airlines (台灣華信航空), Taiwan Far Eastern Air Transport (台灣遠東航空), Taiwan China Pacific Catering Service (台灣華膳空廚) and Taiwan Taoyuan International Airport Service Company (台灣桃園航勤服務公司), as well as chairman of the board of Taiwan Air Cargo Terminal (台灣華儲物流公司). In 2001, he relocated to Hong Kong to join Expeditors International of Washington, Inc., a global logistics company, as chief operating officer for the Asia Region. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

劉克涯：劉克涯先生於二零零九年六月獲委任為本公司獨立非執行董事。劉克涯先生一九六九年加入台灣民航業，曾任台灣中華航空公司的檀香山機場經理，美洲地區營銷經理，夏威夷地區總經理，歐洲地區處長，總公司企劃處長，總公司營銷規劃處長。一九九三年起擔任營銷副總經理，一九九六年起擔任商務副總經理，一九九八年起擔任總經理。此外，劉先生還擔任台灣華信航空、台灣遠東航空、台灣華膳空廚、台灣桃園航勤服務公司的董事、台灣華儲物流公司的董事長。二零零一年赴香港加入國際物流公司(Expeditors International of Washington Inc.)出任亞洲區營運長職務。劉先生畢業於台灣世新大學，並於一九九零年及一九九三年兩度赴美國史丹佛大學研修。

Wu Xiaogen: Mr. Wu Xiaogen was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Wu previously served as assistant to the general manager and deputy general manager of the securities department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司), and deputy general manager of the securities management department and general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託投資公司). From July 2000 to November 2004, he was head of the audit teaching and research unit and deputy dean of the School of Accountancy of Central University of Finance and Economics. He was chief accountant of China First Heavy Industries from November 2004 to June 2010. He has been a professional external director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu is also a director and a member of the Ethics Committee of the Chinese Institute of Certified Public Accountants, an independent director of China Petroleum & Chemical Corporation (a company listed on the Hong Kong Stock Exchange) and an external director of China Three Gorges Corporation. Mr. Wu graduated from the Department of Economics and Management of the Central University of Finance and Economics and also obtained a doctoral degree in economics.

吳曉根：吳曉根先生於二零一零年三月獲委任為本公司獨立非執行董事。吳先生於曾任中國金穀國際信託投資有限責任公司證券業務部總經理助理、副總經理，中國科技國際信託投資公司證券管理總部副總經理兼機構管理部總經理。二零零零年七月至二零零四年十一月任中央財經大學會計學院審計教研室主任、副院長，二零零四年十一月至二零一零年六月任中國第一重型機械集團公司總會計師，二零一零年六月至今任中央企業專職外部董事，具有研究員職稱。吳先生還擔任中國註冊會計師協會理事和道德準則委員會委員、中國石化股份有限公司(一家在聯交所上市的公司)獨立董事、中國長江三峽集團公司外部董事。吳先生畢業於中央財經大學經濟管理系，擁有經濟學博士學位。

Ji Weidong: Mr. Ji Weidong was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University in 1983 and obtained a bachelor's degree in law. Mr. Ji completed his masters and doctoral degree courses at the Graduate School of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School. He obtained his doctoral degree from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. He is also currently an honorary professor at Kobe University, Japan.

季衛東：季衛東先生於二零一零年三月獲委任為本公司獨立非執行董事。季先生於一九八三年畢業於北京大學法律學系，獲法學學士學位，一九八五年四月至一九九零年三月先後完成日本京都大學研究生院法科碩士課程、博士課程，一九九一年九月至一九九二年七月為美國斯坦福大學法學院訪問學者，一九九三年一月獲京都大學博士學位，季先生於一九九零年四月至一九九六年九月任日本神戶大學法學院副教授，一九九六年十月至二零零九年三月任日本神戶大學法學院教授，二零零八年至今，任上海交通大學凱原法學院院長、首席教授，現任日本神戶大學名譽教授。

Shao Ruiqing: Mr. Shao Ruiqing was appointed as an Independent Non-executive Director of the Company in June 2010. Mr. Shao is currently a deputy dean, professor in accounting and mentor to doctoral students at Shanghai Lixin University of Commerce. He was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. From March 2004 to date, he has been deputy dean of Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor degree in economics, and masters and doctoral degrees in management. Mr. Shao has been engaged in the teaching, research and practice of the accounting profession for an extensive amount of time, and has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. He is well-versed and experienced in internal control, IFRS and risk management standards for foreign enterprises. Mr. Shao was awarded the Special Allowance by the State Council of the PRC in 1995. Mr. Shao is an independent director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange). He is currently a consultative committee member of the Ministry of Communications of the PRC, as an expert in finance and accounting.

邵瑞慶：邵瑞慶先生於二零一零年六月獲委任為本公司獨立非執行董事。邵先生現任上海立信會計學院副院長、會計學教授、博士生導師。邵先生曾任上海海事大學經濟管理學院副院長、院長。二零零四年三月至今任上海立信會計學院副院長。邵先生先後畢業於上海海事大學、上海財經大學與同濟大學獲經濟學學士學位、管理學碩士學位、博士學位。邵先生長期從事會計專業的教學、研究與實務工作，具有在英國、澳大利亞進修及做高級訪問學者兩年半時間的經歷，熟悉企業內部控制、國際財務報告準則與國外企業風險管理規範。邵先生兼任上海汽車集團股份有限公司(一家在上海交易所上市公司)獨立董事。邵先生於一九九五年獲國務院政府特殊津貼，目前是交通運輸部財會專家諮詢委員。

Li Jun: Mr. Li Jun was Vice Chairman of the Company and party secretary and deputy general manager of CEA Holding during the Reporting Period. Mr. Li joined the civil aviation industry in 1972 and served as officer in the political department and office secretary of CAAC, person-in-charge of Policy Research Department in CAAC, deputy director of Policy Research Department in CAAC, deputy manager and manager of Planning Department in CAAC, director of the General Office in CAAC and manager of Personnel Education Department in CAAC. From May 2001 to September 2006, he served as deputy head and party committee member of CAAC. From September 2006 to November 2011, Mr. Li served as party secretary and deputy general manager of CEA Holding. From June 2007 to November 2011, he served as Vice Chairman of the Company. Mr. Li ceased to act as Vice Chairman and Director of the Company since November 2011 due to his other professional commitments. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree in economic management and is a qualified senior economist and senior political work instructor.

李軍：李軍先生於本報告期內曾任本公司副董事長，東航集團黨組書記、副總經理。李先生於一九七二年加入民航業，曾任民航總局政治部幹事、民航總局辦公室秘書，民航總局辦公室政策研究室負責人，民航總局政策研究室副主任，民航總局計劃司副司長、司長，民航總局辦公廳主任，民航總局人事教育司司長。二零零一年五月至二零零六年九月任民航總局副局長、黨委委員，二零零六年九月至二零一一年十一月任東航集團黨組書記、副總經理，二零零七年六月至二零一一年十一月任本公司副董事長，二零一一年十一月起，李先生因工作變動不再擔任本公司副董事長、董事。李先生畢業於中央黨校經濟管理專業，具有大學本科學歷，具備高級經濟師和高級政工師資格。

Luo Chaogeng: Mr. Luo Chaogeng was a Director of the Company and deputy general manager of CEA Holding during the reporting period. Mr. Luo joined the civil aviation industry in 1970 and served as flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration, flight mechanic and vice instructor of the 8th Civil Aviation Flight Team, deputy commissar and commissar of the Xi'an Flight Team of China Northwest Airlines, deputy general manager of the aircraft maintenance base of China Northwest Airlines, deputy director of the Northwest Civil Aviation Administration, general manager of Yunnan Airlines and director of Yunnan Provincial Civil Aviation Administration. From November 2001 to September 2002, he was general manager of Yunnan Airlines. From September 2002 to September 2004, he was a party member and deputy general manager of CEA Holding and general manager of Yunnan Airlines of CEA Holding. From September 2004 to October 2006, he was President of the Company. From September 2004 to May 2011, he was a party member and deputy general manager of CEA Holding. Mr. Luo served as a non-executive director of TravelSky Technology Limited (a company listed on the Hong Kong Stock Exchange) from 3 March 2009. Mr. Luo has ceased to act as Director of the Company since June 2011 due to his retirement. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has been recognized as possessing first class competency in flight mechanics.

羅朝庚：羅朝庚先生於本報告期內曾任本公司董事，東航集團副總經理。羅先生於一九七零年加入民航業，曾任民航蘭州管理局教導隊飛行機械員、民航第八飛行大隊飛行機械員、副教導員、中國西北航空公司西安飛行大隊副政委、政委、中國西北航空公司飛機維修基地副總經理、民航西北管理局副局長，雲南航空公司總經理、民航雲南省管理局局長。二零零一年十一月至二零零二年九月任雲南航空公司總經理，二零零二年九月至二零零四年九月任東航集團黨組成員、副總經理，兼任中國東方航空雲南公司總經理，二零零四年九月至二零零六年十月任本公司總經理，二零零四年九月至二零一一年五月任東航集團黨組成員、副總經理，羅先生從二零零九年三月三日起擔任中國民航信息網絡股份有限公司(一家聯交所上市公司)非執行董事，二零一一年六月起，羅先生因退休原因不再擔任本公司董事。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

Yu Faming: Mr. Yu Faming is currently the chairman of the Supervisory Committee of the Company and party member and head of party disciplinary inspection group of CEA Holding. Mr. Yu served as cadre of the Scientific Research Institute, cadre of the office secretariat and deputy director of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, manager and deputy general manager of the Integrated Planning Department of China Star Corporation, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour Protection of the PRC. From March 2002 to June 2008, he served as head of the Training and Employment Department of the Ministry of Labour Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

于法鳴：于法鳴先生現任本公司監事會主席、東航集團黨組成員、黨組紀檢組組長。于先生曾任中國勞動人事部勞動科學研究所幹部、辦公廳秘書處幹部、政策研究室調研處副處長，中國勞動部政策法規司綜合處處長，中國四達國際經濟技術合作公司綜合計劃部經理、副總經理，中國勞動部勞動科學研究所副所長，中國勞動保障部勞動科學研究所副所長，中國勞動保障部勞動科學研究所所長。二零零二年三月至二零零八年六月任中國勞動保障部培訓就業司司長，二零零八年六月至二零一一年五月任中國人力資源和社會保障部就業司司長，二零一一年五月起任東航集團黨組成員、黨組紀檢組組長，二零一一年六月起任本公司監事會主席。于先生畢業於山東大學哲學系，具有副研究員職稱。

Feng Jinxiong: Mr. Feng Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and served in the Planning Department of Shanghai Civil Aviation Administration as well as the Planning Department of the Company. He was Deputy Director and Director of the Planning Department of the Company, director of the Finance Department of CEA Holding, deputy chief accountant of CEA Holding and Manager of the Human Resources Department of the Company. He served as vice president of China Eastern Air Jin Rong Company (東航金戎公司) from 2003 to 2005, deputy general manager of the Shanghai Ground Service Department of the Company from 2005 to 2007, as well as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a masters degree.

馮金雄：馮金雄先生現任本公司監事，審計部總經理。馮先生於一九八二年加入民航業，曾就職於民航上海管理局計劃處，公司計劃處，曾任本公司計劃處副處長、處長，東航集團財務部部長，東航集團副總會計師，本公司人力資源部經理。二零零三年至二零零五年任東航金戎公司副總經理，二零零五年至二零零七年任本公司上海保障部副總經理，二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理，二零零九年二月至今，任本公司審計部總經理。二零零九年三月起任本公司監事。馮先生畢業於中國民航大學及中國社會科學院研究生院，擁有碩士研究生學歷。

Yan Taisheng: Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served in the Command Centre and the General Office of Shanghai Civil Aviation Administration. He served as Chief of the Board Secretariat of the General Office of the China Eastern Airlines Company, manager of Shanghai Civil Aviation Dong Da Industry Company (上海民航東大實業公司) and Deputy Director of the General Office of the Labour Union of the Company. From 2002 to 2005, he served as Director of the General Office of Labour Union of the Company. He has been Vice Chairman of the Labour Union and Director of the General Office of the Labour Union of the Company since 2005. He has been a Supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

燕泰勝：燕泰勝先生現任本公司監事，工會副主席。燕先生於一九七三年加入民航業，曾就職於民航上海管理局指揮部、辦公室，曾任東航股份公司辦公室秘書科科長、上海民航東大實業公司經理、本公司工會辦公室副主任。二零零二年至二零零五年任本公司工會辦公室主任，二零零五年至今任本公司工會副主席兼工會辦公室主任，二零零九年三月起任本公司監事。燕先生畢業於華東師範大學。

Liu Jiashun: Mr. Liu Jiashun is currently a Supervisor of the Company. He served as party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd., chief director in charge of fuel supply engineering at Haikou's Meilan Airport, a director of Meilan Airport Co., Ltd., and vice chairman of the board and president of Meiya Company (美亞實業有限公司). From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company, and served as the general manager of Shanghai Pudong Airport Fuel Co., Ltd. (上海浦航石油有限公司) from 2006 to March 2009. Since October 2009, Mr. Liu has served as party secretary of 中國航空油料華東公司 (China Aircraft Fuel Huadong Company). Mr. Liu has been a Supervisor of the Company since 2000. Mr. Liu was awarded a postgraduate qualification and is qualified as a senior political work instructor.

劉家順：劉家順先生現任本公司監事。劉先生曾任中國航空油料海南公司黨委書記、副總經理、紀委書記、海南南洋航空運輸有限公司董事長、總經理、海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理。一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至二零零九年三月任上海浦航石油有限公司總經理，二零零九年十月至今任中國航空油料華東公司黨委書記。劉先生於二零零零年起任本公司監事。劉先生具有研究生學歷，高級政工師資格。

Liu Jiangbo: Ms. Liu Jiangbo was the chairman of the Supervisory Committee of the Company, and party member, deputy general manager and head of disciplinary inspection group of CEA Holding during the Reporting Period. Ms. Liu joined the civil aviation industry in 1979 and served as an officer in the Beijing Civil Aviation Administration and deputy secretary of the committee of C.P.C. of the transportation business division, secretary of the committee of the Communist Youth League of the National Civil Aviation, deputy director of the personnel department of the Air Traffic Control Bureau of the PRC, supervisor to the CAAC appointed by the Ministry of Supervision of the PRC, deputy director of the transportation division of CAAC and vice president of Yunnan Airlines Corporation Limited. She served as a party member, deputy general manager and head of the disciplinary examination committee of CEA Holding from October 2002 to May 2011. Ms. Liu has ceased to act as the Chairman of the Supervisory Committee and Supervisor of the Company since June 2011 due to retirement. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics. She was awarded the postgraduate qualification and is qualified as a senior political work instructor.

劉江波：劉江波女士於本報告期內曾任本公司監事會主席、東航集團黨組成員、副總經理、紀檢組長。劉女士於一九七九年加入民航業，曾任民航北京管理局科員、運輸業務處黨委副書記、全國民航團委書記，國家空中交通管制局人事司副司長、國家監察部派民航局監察局專員、民航總局運輸司副司長，雲南航空公司副總經理。二零零二年十月至二零一一年五月任東航集團黨組成員、副總經理、紀檢組長，二零一一年六月起，劉女士因退休原因不再擔任本公司監事會主席、監事。劉女士畢業於中國社會科學院研究生院工業經濟系企業管理專業，具有研究生學歷，高級政工師資格。

Xu Zhao: Mr. Xu Zhao was a Supervisor of the Company during the Reporting Period and is currently a candidate for Director of the Company and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company and chief financial officer of Shaanxi Heavy Duty Automobile Co., Ltd. Since November 2006, Mr. Xu has served as chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on the Hong Kong Stock Exchange, with effect from September 2009. Mr. Xu has been recommended as a candidate for Director of the Company and has ceased to act as a Supervisor of the Company since November 2011. Mr. Xu graduated from Chongqing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a masters degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

徐昭：徐昭先生於本報告期內曾任本公司監事，現為本公司董事候選人、東航集團總會計師。徐先生曾任東風汽車公司工程師、東風汽車公司會計師，曾任上海延華高科技有限公司財務部經理，陝西重型汽車有限公司財務總監。二零零六年十一月起任東航集團總會計師，二零零七年六月起至二零一一年十一月任本公司監事，二零零九年九月起任盈德氣集團有限公司(一家在聯交所上市的公司)獨立非執行董事，二零一一年十一月起，徐先生被推薦為本公司董事候選人，不再擔任本公司監事。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生具有工程師和會計師職稱，中國註冊會計師資格。

Tang Bing: Mr. Tang Bing is currently a Vice President of the Company and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited), deputy director of the Business Development Department of 廣州飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as office director of China Southern Airlines Holding Company. From March 2007 to December 2007, he was the president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines (a company listed on the Shanghai Stock Exchange and Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as general manager of the Beijing Branch of the Company and was a Vice President of the Company since February 2010. He served as a director and general manager of Shanghai Airlines since January 2010, and was appointed as the chairman of Shanghai Airlines in January 2012. He has served as a party member of CEA Holding since May 2011. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree (MBA) from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

唐兵：唐兵先生現任本公司副總經理、東航集團黨組成員。唐先生於一九九三年加入民航業，曾任中國南方航空股份有限公司機務工程部工程技術處副經理，廣州飛機維修工程有限公司業務發展部副總監、附件業務中心副總監。二零零三年六月至二零零五年十二月任珠海摩天宇發動機維修有限公司副總裁，二零零五年十二月至二零零七年三月任中國南方航空集團公司辦公廳主任，二零零七年三月至二零零七年十二月任重慶航空有限公司總裁，二零零七年十二月至二零零九年五月任中國南方航空股份有限公司(一家上海交易所和聯交所上市公司)總工程師兼機務工程部總經理，二零零九年五月至二零零九年十二月任本公司北京分公司總經理，二零一零年二月起任本公司副總經理，二零一零年一月到二零一零年十二月擔任上航董事、總經理，從二零一二年一月起擔任上航董事長。二零一一年五月起任東航集團黨組成員。唐先生畢業於南京航空航天大學電氣技術專業，具有中山大學管理學院MBA學位和清華大學經管學院EMBA學位。

Shu Mingjiang: Mr. Shu Mingjiang is currently a Vice President of the Company. Mr. Shu joined the Shanghai Flight Team of CEA in 1989 as flight instructor, deputy squadron leader and squadron leader. He served as deputy general manager of Shanghai Eastern Flight Training Co., Ltd. (上海東方飛行培訓有限公司), a subsidiary of the Company, deputy head of the Safety Monitoring Division, vice manager and subsequently manager of the Safety Monitoring Department of CEA. From April 2004 to May 2005, he was deputy general manager of the Shanghai Flight Division of the Company. From May 2005 to November 2006, he was deputy general manager of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the Chief Pilot and General Manager of the Operating Control Division of the Company. From December 2009 to November 2011, Mr. Shu was general manager of the Beijing Branch of the Company. He has been a Vice President of the Company since December 2011. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation flying, and attached a postgraduate programme in flight safety management jointly held by Civil Aviation University of China, ENAC, France and ENSICA, France from October 2001 to April 2003, obtaining a masters degree in flight safety management.

舒明江：舒明江先生現任本公司副總經理。舒先生於一九八九年加入中國東方航空公司上海飛行隊，歷任飛行教員、副中隊長、中隊長。曾任上海東方飛行培訓有限公司(本公司的附屬公司)常務副總經理、東航安全監察處副處長、安全監察部副經理、經理。二零零四年四月至二零零五年五月任本公司上海飛行部副總經理，二零零五年五月至二零零六年十一月任東航雲南分公司副總經理，二零零六年十一月至二零零九年十二月任本公司總飛行師兼運行控制中心總經理，二零零九年十二月至二零一一年十一月任本公司北京分公司總經理，二零一一年十二月起任本公司副總經理。舒先生畢業於中國民用航空飛行學院駕駛系飛機駕駛專業，二零零一年十月至二零零三年四月在中國民航大學與法國國立民航大學、法國航空工業大學(合辦)航空安全管理專業讀研究生，並獲得航空安全管理碩士學位。

Wu Yongliang: Mr. Wu Yongliang is currently a Vice President and Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy director of the Finance Department of CEA. Subsequent to the stock reform of the Company, he served as Deputy Director and subsequently Director of the Finance Department of the Company and Director of Planning and Finance Department of the Company. He served as head of the Finance Department of CEA Holding from 2000 to 2001 and deputy chief accountant and head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he has served as Chief Financial Officer of the Company. He has been a Vice President of the Company since December 2011. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and Certified Accountant.

吳永良：吳永良先生現任本公司副總經理、財務總監。吳先生於一九八四年加入民航業，曾任中國東方航空公司財務處副處長，本公司股份改制後，曾任本公司財務處副處長、處長，本公司計劃財務處處長。二零零零年至二零零一年任東航集團財務部部長，二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監，二零一一年十二月起任本公司副總經理。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理專業，擁有碩士研究生學歷和會計師職稱。

Tian Liuwen: Mr. Tian Liuwen is currently a Vice President of the Company and general manager of Shanghai Airlines. Mr. Tian worked with Civil Aviation Industrial Airline Company (民航工業航空公司) and the Operating Department of China General Aviation Corporation. He served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation, director of the General Manager Office of the Shanxi Branch of the Company, and Chairman of the Labour Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the deputy general manager and subsequently general manager of the Hebei Branch of the Company. During April 2005 to January 2008, he was general manager of the Beijing Branch of the Company. From January 2008 to December 2011, he served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company. Since December 2011, he has been Vice President of the Company. He obtained an EMBA from Nanjing University and is qualified as senior economist.

田留文：田留文先生現任本公司副總經理、上航總經理。田先生曾就職於民航工業航空公司、中國通用航空公司營運部，曾任中國通用航空公司市場銷售部北京營業部經理，本公司山西分公司總經辦主任，工會主席、副總經理。二零零二年六月至二零零八年一月任本公司河北分公司副總經理、總經理，二零零五年四月至二零零八年一月，兼任本公司北京基地總經理，二零零八年一月至二零一一年十二月任中國東方航空江蘇有限公司(本公司的附屬公司)總經理，二零一一年十二月起任本公司副總經理。田留文先生擁有南京大學高級管理人員工商管理(EMBA)碩士學位和高級經濟師資格。

Wang Jian: Mr. Wang is currently the Board Secretary, a joint company secretary of the Company (the "**Joint Company Secretary**"), a representative of the Company's securities affairs and the head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995. From June 2002 to February 2004, he was deputy head of the general manager's office of the Company. From February 2004 to September 2006, he served as deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. From May 2009 to date, he served as a representative of the Company's securities affairs and head of the Board secretariat of the Company. Since April 2012, he was appointed as the Board Secretary and a Joint Company Secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA from East China University of Science and Technology and an EMBA degree from Tsinghua University.

汪健：汪先生現任本公司董事會秘書、聯席公司秘書、證券事務代表及本公司董事會秘書室主任。汪先生於一九九五年加入本公司。二零零二年六月至二零零四年二月任本公司總經理辦公室副主任；二零零四年二月至二零零六年九月任本公司上海營業部副總經理；二零零六年九月至二零零九年五月任中國南方航空股份有限公司上海基地副總經理；二零零九年五月至今任職本公司證券事務代表及本公司董事會秘書室主任。二零一二年四月起擔任本公司董事會秘書及聯席公司秘書。汪先生已取得上海證券交易所上市公司董事會秘書資格證書。汪先生畢業於上海交通大學，並擁有華東理工大學工商管理碩士學位，及取得清華大學高級管理人員工商管理碩士學位。

Ngai Wai Fung: Mr. Ngai is currently a Joint Company Secretary. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently the director and chief executive officer of SW Corporate Services Group Limited. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Since April 2012, Mr. Ngai was appointed as the Joint Company Secretary of the Company. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a masters degree in Corporate Finance from the Hong Kong Polytechnic University, an MBA from Andrews University in the United States and a Bachelor's degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

魏偉峰：魏先生現任本公司聯席公司秘書。魏先生為香港特許秘書公會資深會員兼副會長，並為英國特許秘書及行政人員公會資深會員。魏先生現任信永方圓企業服務集團有限公司董事兼行政總裁。魏先生曾於多家公司擔任聯席公司秘書，具備豐富的公司秘書、企業管理、法律、財務及公司治理等方面的經驗。他亦為香港會計師公會會員及英國特許會計師公會會員。魏先生於二零一二年四月起擔任本公司聯席公司秘書。魏先生擁有上海財經大學金融學博士學位、香港理工大學企業融資碩士學位、美國安德魯大學工商管理碩士學位及英國華瑞漢普敦大學榮譽法律學士學位。

Zhang Jianzhong: Mr. Zhang Jianzhong was a Vice President of the Company during the Reporting Period. Mr. Zhang joined the civil aviation industry in 1982 and served as an assistant of the planning department of Shanghai Civil Aviation Administration, a deputy director of the planning department of Shanghai Hongqiao International Airport, a director of the planning department of China Eastern Airlines, and a manager of the sales and marketing department, an assistant to general manager, a director of the Office of Strategic Study and a general manager of the Computer Information Centre of the Company. From April 2003 to June 2004, he was the Chief Economist of the Company. From May 2003 to June 2004, he served concurrently as General Manager of the Sales and Marketing Department of the Company. From June 2004 to November 2011, he was a Vice President of the Company. Mr. Zhang has ceased to act as Vice President of the Company since November 2011 due to his other professional commitments. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also from Fudan University, majoring in economics and management, and was awarded a masters postgraduate degree.

張建中：張建中先生於本報告期內曾任本公司副總經理。張先生於一九八二年加入民航業。曾任民航上海管理局計劃處助理員、上海虹橋國際機場計劃處副處長，東方航空公司計劃處處長、及本公司市場經營部經理、及本公司總經理助理，本公司戰略研究室主任，本公司計算機信息中心總經理，二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理，二零零四年六月至二零一一年十一月任本公司副總經理，二零一一年十一月起，張先生因工作變動不再擔任本公司副總經理。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，具有碩士研究生學位。

Zhao Jinyu: Mr. Zhao Jinyu was a Vice President of the Company during the Reporting Period. Mr. Zhao joined the civil aviation industry in 1978 and served as deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation, general manager of the Flying Aviation Department of the Shanxi Branch of the Company and vice president of the Shanxi Branch of the Company. He was general manager of the Hebei Branch of the Company from January 2000 to January 2004, general manager of the Anhui Branch of the Company from January 2004 to May 2008, managing vice president of the Yunnan Branch of the Company from May 2008 to July 2008, general manager of the Yunnan Branch of the Company from July 2008 to December 2009 and Vice President of the Company from December 2009 to November 2011. Mr. Zhao has ceased to act as Vice President of the Company since December 2011 due to his other professional commitments. Mr. Zhao graduated from the China Civil Aviation Flight College, specializing in aircraft flying and holds the title of Second Class Pilot.

趙晉豫：趙晉豫先生於本報告期內曾任本公司副總經理。趙先生於一九七八年加入民航業，曾任通用航空公司安全技術處副處長、處長，本公司山西分公司飛行部總經理，山西分公司副總經理。二零零零年一月至二零零四年一月任本公司河北分公司總經理，二零零四年一月至二零零八年五月任本公司安徽分公司總經理，二零零八年五月至二零零八年七月任本公司雲南分公司常務副總經理，二零零八年七月至二零零九年十二月任本公司雲南分公司總經理，二零零九年十二月至二零一一年十一月任本公司副總經理，二零一一年十二月起，趙先生因工作變動不再擔任本公司副總經理。趙先生畢業於中國民用航空飛行專科學校飛機駕駛專業，具有二級飛行員職稱。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in the Listing Rules concerning his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.13條，獨立非執行董事已根據上市規則所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD AND MANAGEMENT PERSONNEL

董事會和管理層人事變動情況

Name **姓名**	**Date of termination** **離任日期**	**Position** **職務**
Termination ***離任***		
Li Jun 李軍	3 November 2011 二零一一年十一月三日	Vice Chairman, Director 副董事長、董事
Luo Chaogeng 羅朝庚	29 June 2011 二零一一年六月二十九日	Director 董事
Liu Jiangbo 劉江波	13 June 2011 二零一一年六月十三日	Chairman of the Supervisory Committee 監事會主席
	29 June 2011 二零一一年六月二十九日	Supervisor 監事
Xu Zhao 徐昭	11 November 2011 二零一一年十一月十一日	Supervisor 監事
Zhang Jianzhong 張建中	25 November 2011 二零一一年十一月二十五日	Vice President 副總經理
Zhao Jinyu 趙晉豫	13 December 2011 二零一一年十二月十三日	Vice President 副總經理
Luo Zhuping 羅祝平	6 April 2012 二零一二年四月六日	Board Secretary, Company Secretary 董事會秘書、公司秘書

Note: Mr. Luo Zhuping, a Director of the Company, ceased to act as the Board Secretary and the Company Secretary from 6 April 2012 due to other business engagements.

說明：董事羅祝平先生因工作變動，於二零一二年四月六日起不再兼任董事會秘書及公司秘書。

Name 姓名	Date of appointment 就任日期	Approval organization 決議機構	Position 職務
Appointment			
聘任			
Ma Xulun	11 November 2011	10th meeting of the sixth session of the Board	Vice Chairman
馬須倫	二零一一年十一月十一日	第六屆董事會第10次會議	副董事長
Li Yangmin	29 June 2011	2010 annual general meeting	Director
李養民	二零一一年六月二十九日	二零一零年度股東大會	董事
Yu Faming	29 June 2011	2010 annual general meeting	Supervisor
于法鳴	二零一一年六月二十九日	二零一零年度股東大會	監事
	29 June 2011	7th meeting of the sixth session of the Supervisory Committee	Chairman of the Supervisory Committee
	二零一一年六月二十九日	第六屆監事會第7次會議	監事會主席
Shu Mingjiang	13 December 2011	12th meeting of the sixth session of the Board	Vice President
舒明江	二零一一年十二月十三日	第六屆董事會第12次會議	副總經理
Wu Yongliang	13 December 2011	12th meeting of the sixth session of the Board	Vice President
吳永良	二零一一年十二月十三日	第六屆董事會第12次會議	副總經理
Tian Liuwen	13 December 2011	12th meeting of the sixth session of the Board	Vice President
田留文	二零一一年十二月十三日	第六屆董事會第12次會議	副總經理
Wang Jian	6 April 2012	13th meeting of the sixth session of the Board	Board Secretary, the Joint Company Secretary
汪健	二零一二年四月六日	第六屆董事會第13次會議	董事會秘書、聯席公司秘書
Ngai Wai Fung	6 April 2012	13th meeting of the sixth session of the Board	Joint Company Secretary
魏偉峰	二零一二年四月六日	第六屆董事會第13次會議	聯席公司秘書

Note: The 10th meeting of the sixth session of the Board held on 11 November 2011 agreed to nominate Xu Zhao and Gu Jiadan as candidates for Directors of the sixth session of the Board, which will be submitted to the forthcoming general meeting of the Company for consideration. The 10th meeting of the sixth session of the Supervisory Committee held on 11 November 2011 agreed to nominate Xi Sheng as candidate for Supervisor of the sixth session of the Supervisory Committee, which will be submitted to the forthcoming general meeting of the Company for consideration.

說明：二零一一年十一月十一日第六屆董事會第10次會議同意選舉徐昭、顧佳丹為本公司第六屆董事會董事候選人，並提交本公司最近一次股東大會審議；二零一一年十一月十一日第六屆監事會第十次會議同意選舉席晟為第六屆監事會監事候選人，並提交本公司最近一次股東大會審議。

CHANGE OF PARTICULARS OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

根據上市規則第13.51B (1)條之董事或監事變更資料

Mr. Ma Xulun, Vice Chairman of the Company, ceased to act as the chairman of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012 and the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from February 2012.

本公司副董事長馬須倫先生於二零一二年一月起不再擔任上航（本公司的附屬公司）董事長、二零一二年二月起不再擔任中貨航（本公司的附屬公司）董事長。

Mr. Li Yangmin, a Director of the Company, was appointed as the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from February 2012 and ceased to act as a director of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012.

本公司董事李養民先生於二零一二年二月起擔任中貨航（本公司的附屬公司）董事長、二零一二年一月不再擔任上航（本公司的附屬公司）董事。

Mr. Shao Ruiqing, an independent non-executive Director of the Company, ceased to act as an external supervisor of China Merchants Bank Co., Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, with effect from August 2011.

本公司獨立非執行董事邵瑞慶先生於二零一一年八月起不再擔任招商銀行股份有限公司（一家在上海證券交易所、聯交所上市的公司）的外部監事。

Mr. Luo Zhuping, a Director of the Company, ceased to act as the Board Secretary and the Company Secretary from April 2012.

本公司董事羅祝平先生於二零一二年四月起不再兼任本公司董事會秘書及公司秘書。

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

董事、行政總裁、監事和高級管理人員持股情況

Save as disclosed above, as at 31 December 2011, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零一一年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「**標準守則**」)(對監事的應用範圍被視為與董事一致)須向本公司及香港聯交所披露的權益或淡倉。

In 2011 and as at 31 December 2011, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.

在二零一一年度內及截至二零一一年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

董事及監事服務合約

None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

董事及監事的合約權益

None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the Reporting Period (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

各董事或監事於本報告期內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

董事及監事薪酬

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報表附註9。

EMPLOYEES

員工

As at 31 December 2011, the Group had 59,872 employees, a majority of whom worked in the PRC. The wages of the Group's employees generally consisted of basic salary and performance-based bonus.

於二零一一年十二月三十一日，本集團員工總數為59,872人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

MEDICAL INSURANCE

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2011, the Group's medical insurance contributions charged to the income statement amounted to RMB374 million (2010: RMB281 million).

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一一年十二月三十一日止年度，本集團計人民幣3.74億元(二零一零年：人民幣2.81億元)醫療保險供款於損益表中列賬。

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2011 are set out in note 32 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零一一年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報表附註32。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2011 was RMB260 million.

利息資本化

本集團截至二零一一年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣2.6億元。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements prepared in accordance with IFRS.

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表附註19內。

RESERVES

Details of movements in reserves of the Company and the Group for the year ended 31 December 2011 and profit appropriation by the Company are set out in note 41 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零一一年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表附註41。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 41 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報表附註41。

DONATIONS

During the year, the Group made donations for charitable purposes amounting to approximately RMB0.7 million.

捐款

本集團於本年度內慈善捐款合共約人民幣70萬元。

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 36 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表附註36。

MAJOR SUPPLIERS AND CUSTOMERS

In 2011, purchases by the Company from the largest and five largest suppliers accounted for 11% and 25.7%, respectively, of the total annual purchases of the Company. Sales to the Company's five largest customers amounted to approximately RMB7,064 million, accounting for 8.4% of the Group's total revenue.

None of the Directors, Supervisors or any of their respective associates nor any shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

二零一一年本公司向最大供應商和前5名供應商的採購金額分別佔年度採購總額的11%和25.7%，本公司向前5名客戶銷售的收入總額約為人民幣70.64億元，佔本公司營業收入的8.4%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

GENERAL MEETINGS AND BOARD MEETINGS

General Meetings

The 2011 first extraordinary general meeting of the Company was held on 28 February 2011 at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 28 February 2011.

The 2010 annual general meeting of the Company were held on 29 June 2011 at the Meeting Centre, Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai. For details, please refer to the Company's announcement dated 29 June 2011.

股東大會、董事會會議情況

股東大會

本公司於二零一一年二月二十八日在中國上海虹橋路2550號上海國際機場賓館舉行2011年第一次股東特別大會，詳情請見本公司日期為二零一一年二月二十八日的公告。

本公司於二零一一年六月二十九日在中國上海虹橋路2550號上海國際機場賓館會議中心舉行二零一零股東週年大會，詳情請見本公司日期為二零一一年六月二十九日的公告。

Board Meetings

董事會會議

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 1st regular meeting of the sixth session of the Board in 2011	18 February 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 18 February 2011	The financial budget of the Company for 2011, the investment plan of the Company for 2011, the resolution on the disposal of three B767 aircraft by swap, work report of the President for 2010 and the working plan for 2011, and the work reports for 2010 and the working plan reports for 2011 of the Nomination and Remuneration Committee, Aviation Safety and Environment Committee, Planning and Development Committee and Audit and Risk Management Committee of the Board were considered and passed.
第六屆董事會2011年第1次例會	2011年2月18日	詳情請見本公司在香港刊發的日期為2011年2月18日的公告	審議通過本公司2011年度財務預算、本公司2011年度投資方案、關於以置換方式處置3架B767飛機的議案、本公司總經理2010年度工作報告和2011年度工作計劃，以及董事會提名與薪酬委員會、航空安全與環境委員會、規劃發展委員會、審計和風險管理委員會關於2010年工作情況及2011年工作計劃的報告。
The 2nd regular meeting of the sixth session of the Board in 2011	30 March 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 30 March 2011	The resolution on the preparation of the Risk Management Manual of Derivative Business and the work report for 2010 and the working plan for 2011 of the hedging operation of the Company were considered and passed.
第六屆董事會2011年第2次例會	2011年3月30日	詳情請見本公司在香港刊發的日期為2011年3月30日的公告	審議通過關於制訂本公司《衍生業務風險管理手冊》的議案、本公司套期保值業務2010年度工作情況和2011年度工作計劃。

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 3rd regular meeting of the sixth session of the Board in 2011	28 April 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 28 April 2011	The resolutions on the issuance of RMB bonds offshore and the establishment of a wholly-owned subsidiary in Hong Kong were considered and passed.
第六屆董事會2011年第3次例會	2011年4月28日	詳情請見本公司在香港刊發的日期為2011年4月28日的公告	審議通過關於境外發行人民幣債券的議案、關於在香港設立一家全資子公司的議案。
The 5th meeting of the sixth session of the Board	30 May 2011		The resolution on the proposal of issuing RMB bonds offshore was considered and passed.
第六屆董事會第5次會議	2011年5月30日		審議通過境外發行人民幣債券方案的議案。
The 6th meeting of the sixth session of the Board	13 June 2011		The resolutions on the work position and remuneration reform of the Company and the adjustment of Director candidates of the Company were considered and passed.
第六屆董事會第6次會議	2011年6月13日		審議通過關於本公司崗位薪酬改革方案的議案、關於調整本公司董事人選的議案。
The 7th meeting of the sixth session of the Board	29 June 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 29 June 2011	The resolutions on the preparation of the Comprehensive Risk Management and Internal Control Manual of China Eastern Airlines Corporation Limited, the settlement and consolidation proposal of investment companies under the Company and the transfer of 5% equity interest in CEA Real Estate Investment held by the Company were considered and passed.
第六屆董事會第7次會議	2011年6月29日	詳情請見本公司在香港刊發的日期為2011年6月29日的公告	審議通過關於制定《中國東方航空股份有限公司全面風險管理與內部控制手冊》的議案、關於本公司下屬投資公司清理整合方案的議案、關於轉讓本公司所持東航房地產公司5%股權的議案。
The 8th meeting of the sixth session of the Board	25 July 2011		The resolutions on the division of the Safety Operation Management Department into the Safety Supervision Department and Operation Management Department and the reconstruction and expansion project of China United Airlines. at the Nanyuan Airport were considered and passed.
第六屆董事會第8次會議	2011年7月25日		審議通過關於將安全運行管理部分設為安全監察部和運行管理部的議案、關於中聯航南苑機場改擴建項目的議案。
The 4th regular meeting of the sixth session of the Board in 2011	29 August 2011		The resolutions on the interim financial report of the Company for 2011, interim report of the Company for 2011, the investment in 北京空港航空地面服務有限公司 (Beijing Aviation Ground Services Co. Ltd.), the construction of a new freight area of the Northwest Branch of the Company and the construction of a temporary freight terminal of China Cargo Airlines. at the western freight area of Pudong Airport by the Company were considered and passed.
第六屆董事會2011年第4次例會	2011年8月29日		審議通過本公司2011年中期財務報告、本公司2011年中期報告、關於入股北京空港航空地面服務有限公司的議案、關於西北分公司新貨運區建設項目的議案、本公司關於中貨航投資建設浦東機場西貨運區臨時貨站項目的議案。

Session of Meeting 會議屆次	Date of Meeting 召開日期	Announced Resolutions 已公告決議	Unannounced Resolutions 未公告決議
The 9th meeting of the sixth session of the Board	10 October 2011		The resolutions on the purchase of fifteen Airbus A330 series aircraft and the disposal of five A340-300 aircraft and the swap of twenty-four B787 aircraft for forty-five B737-800 aircraft were considered and passed.
第六屆董事會第9次會議	2011年10月10日		審議通過關於本公司購買15架空客A330系列飛機及出售5架A340-300飛機的議案、關於24架B787飛機置換45架B737-800飛機的議案。
The 5th regular meeting of the sixth session of the Board in 2011	28 October 2011		The resolutions on the third quarterly financial report of the Company for 2011, the working plan for 2012 of the hedging operation of the Company, the amendment of the Risk Management Manual of Derivative Business of the Company, the capital increase in China United Airlines, the receipt of the transfer of equity interests in Aviation Data Communication Corporation, the purchase of properties in Hangzhou by the Zhejiang Branch of the Company, the disposal of properties in stock of the Company, the third quarterly report of the Company for 2011 and the amendment of the Working Regulations of Presidents were considered and passed.
第六屆董事會2011年第5次例會	2011年10月28日		審議通過本公司2011年第三季度財務報告、本公司2012年套期保值工作計劃、關於修訂本公司《衍生業務風險管理手冊》的議案、關於對中聯航增資的議案、關於受讓民航數據通信有限公司股權的議案、關於浙江分公司杭州房產購置項目的議案、關於出售本公司存量房產的議案、本公司2011年第三季度報告、關於修訂《總經理工作制度》的議案。
The 10th meeting of the sixth session of the Board	11 November 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 11 November 2011	The resolutions on the construction of an aircraft repair area of the Beijing Branch of the Company, the disposal of the remaining flight equipment of MD90 aircraft and the scrapping of a CF6 aircraft engine were considered and passed.
第六屆董事會第10次會議	2011年11月11日	詳情請見本公司在香港刊發的日期為2011年11月11日的公告	審議通過關於北京分公司機務維修區建設項目的議案、關於出售MD90飛機剩餘航材的議案、關於報廢一台CF6飛機發動機的議案。
The 11th meeting of the sixth session of the Board	25 November 2011		The resolution on the introduction of two simulation aircraft by 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) was considered and passed.
第六屆董事會第11次會議	2011年11月25日		審議通過關於上海東方飛行培訓有限公司引進2台飛機模擬機的議案。
The 12th meeting of the sixth session of the Board	13 December 2011	For details, please refer to the Company's announcement issued in Hong Kong dated 13 December 2011	
六屆董事會第12次會議	2011年12月13日	詳情請見本公司在香港刊發的日期為2011年12月13日的公告	

CONNECTED TRANSACTIONS

On 4 November 2011, in order to be more focused on the core aviation business and the related business of the Company, the Company entered into an equity transfer agreement with 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.) ("**SEA Investment**"), pursuant to which the Company agreed to transfer 5% of the equity interest in 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd.) ("**CEA Real Estate Investment**") held by the Company to SEA Investment. SEA Investment agreed to pay a sum of RMB100,663,590 in cash to the Company, subject to modification, as the consideration for this transaction. SEA Investment, which is a wholly-owned subsidiary of CEA Holding (a substantial shareholder of the Company), is a connected person of the Company and thus, the transaction constitutes a connected transaction of the Company. The transaction had not completed as at 31 December 2011. For additional details, please refer to the announcement of the Company issued in Hong Kong dated 4 November 2011.

關連交易

於二零一一年十一月四日，為了更專注於本公司的航空主業及相關產業的經營，本公司與上海東航投資有限公司(「**東投公司**」)簽訂《股權轉讓協議》，據此，本公司將所持有的東航房地產投資有限公司(「**東航房地產公司**」)5%的股權轉讓給東投公司。作為本次交易的對價，東投公司同意以現金方式支付本公司人民幣100,663,590元(受限於調整)。東投公司是東航集團(本公司的主要股東)的全資附屬公司，乃本公司的關連人士，故此交易事項構成本公司一項關連交易。截至二零一一年十二月三十一日，該交易尚未完成，詳情請參閱本公司在香港刊發的日期為二零一一年十一月四日的公告。

CONTINUING CONNECTED TRANSACTIONS

The annual transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2011, are set out as follows:

持續關連交易

經本公司董事會、股東大會審議批准的持續性關連交易年度上限與截至二零一一年十二月三十一日止的實際發生額列示如下：

Category	**交易項目**	**Incurred up to 31 December 2011** **截至二零一一年十二月三十一日的發生額** (RMB million) (人民幣百萬元)	**The approved 2011 estimated transaction caps** **經批准的二零一一年預估交易金額上限** (RMB million) (人民幣百萬元)
Financial services (balance of deposit)	金融服務(存款餘額)	2,200.000	4,000.000
Catering services	航空配餐服務	737.827	825.000
Import and export agency services	進出口代理服務	57.682	81.900
Production and maintenance services	生產服務及設備供應服務	102.614	103.320
Property leasing	物業租賃	55.140	79.800
Advertising agency services	廣告代理服務	18.202	36.000
Sales agency services (agency fee)	票務代理服務(代理費)	20.361	80.000
Media resources operation services	媒體資源使用服務	12.900	40.000

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2011 are set out in note 45 to the financial statements prepared in accordance with IFRS.

本集團截至二零一一年十二月三十一日止年度與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報表附註45。

For further details regarding the above continuing connected transactions, please refer to the Company's 2010 annual report.

有關上述之持續關連交易詳情載列於本公司二零一零年年度報告。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2011 and confirmed that:

本公司之獨立非執行董事已審閱過在二零一一年此等持續關連交易，並確認：

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms or (ii) (where there are not sufficient comparable transactions to judge whether they are on normal commercial terms) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(c) the transactions have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易是按照(i)一般商務條款進行或(ii)(如可供比較的交易不足以判斷該等交易的條款是否一般商務條款)則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2011 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "**Assurance Engagement Other Than Audits or Reviews of Historical Financial Information**" and with reference to Practice Note 740 "**Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules**" issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the above connected transactions:

就上市規則14A.38而言，本公司的核數師已根據香港會計師公會發佈的香港鑒證業務準則第3000號「**歷史財務資料審核或審閱以外之鑒證工作**」並參考實務說明第740號「**香港上市規則規定的持續關連交易的核數師函件**」，對截至二零一一年十二月三十一日止年度的關連交易執行程序，並對上述關連交易報告如下：

a. nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have not been approved by the Board.

b. for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c. nothing has come to our attention that causes us to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d. with respect to the aggregate amount of each of the continuing connected transactions as set out in the appendix to this letter, nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 15 October 2010 made by the Company in respect of each of the disclosed continuing connected transactions.

a. 我們並無注意到任何事項令我們相信該等已披露的持續關連交易未獲本公司董事會批准。

b. 就本集團提供貨品或服務所涉及的交易，我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照本公司的定價政策進行。

c. 我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照規管該等交易的相關協議進行。

d. 就本函附錄所載每項持續關連交易的總金額而言，我們並無注意到任何事項令我們相信該等持續關連交易的金額超出本公司於二零一零年十月十五日就每項該等已披露的持續關連交易先前公告的年度上限總額。

In respect of each continuing connected transaction disclosed in note 45 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

就各項載於按照國際財務報告準則編製的財務報表附註45的持續關連交易，本公司確認已遵守上市規則下的有關規定。

Details of the other related party transactions entered by the Group during the year ended 31 December 2011 are set out in note 45 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

本集團在截至二零一一年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報表準則編製的財務報表附註45。此等交易並不屬於上市規則所指之關連交易。

STAFF HOUSING BENEFITS

職工住房補貼

Details of the Group's staff housing benefits are set out in note 37 to the financial statements prepared in accordance with IFRS.

本集團職工住房補貼詳情請參閱本集團根據國際財務報告準則編製之財務報表附註37。

MATERIAL LITIGATION

重大訴訟

As at 31 December 2011, the Company was not involved in any litigation, arbitration or claim of material importance.

截至二零一一年十二月三十一日，本公司無重大訴訟、仲裁或申索。

SIGNIFICANT EVENTS

重大事項

The Company wishes to highlight the following information:

1. On 1 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited, a subsidiary of the Company, issued guaranteed RMB-dominated bonds of RMB2.5 billion with an interest of 4% per annum for a period of three years with a maturity date of 8 August 2014. The issuance completed on 8 August 2011. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 August 2011.

2. On 17 October 2011, the Company entered into the Aircraft Purchase Agreement and Aircraft Sale Agreement with Airbus SAS regarding the purchase of fifteen Airbus A330 series aircraft and the sale of five Airbus A340-300 aircraft. For details, please refer to the announcement of the Company issued in Hong Kong dated 17 October 2011.

3. On 17 October 2011, the Company entered into the B787 Aircraft Termination Agreement and the Aircraft Purchase Agreement with Boeing Company regarding the termination of the purchase of 24 Boeing 787 series aircraft and the purchase of 45 Boeing 737NG series aircraft. For details, please refer to the announcement of the Company issued in Hong Kong dated 17 October 2011 and the circular of the Company dated 25 November 2011.

4. On 4 November 2011, the Company entered into an equity transfer agreement with SEA Investment, pursuant to which the Company agreed to transfer 5% of the equity interest in CEA Real Estate Investment held by the Company to SEA Investment. SEA Investment agreed to pay a sum of RMB100,663,590 in cash to the Company, subject to modification, as the consideration of this transaction. SEA Investment, which is a wholly-owned subsidiary of CEA Holding (a substantial shareholder of the Company), is a connected person of the Company and thus, the transaction constitutes a connected transaction of the Company. The transaction has not completed as of 31 December 2011. For additional details, please refer to the announcement of the Company issued in Hong Kong dated 4 November 2011.

本公司提述以下內容：

1. 於二零一一年八月一日，本公司附屬公司東航海外(香港)有限公司發行人民幣25億元的有擔保債券，利率為每年4%，發行期限為3年，於二零一四年八月八日到期。於二零一一年八月八日完成了上述發行工作。詳情請參閱本公司在香港刊發的日期為二零一一年八月二日的公告。

2. 於二零一一年十月十七日，本公司與空中客車公司簽訂《飛機購買協議》和《飛機出售協議》，購買15架空客A330系列飛機，出售5架空客A340-300型飛機，詳情請參閱本公司在香港刊發的日期為二零一一年十月十七日的公告。

3. 於二零一一年十月十七日，本公司與波音公司簽訂《B787飛機終止協議》和《飛機購買協議》，終止購買24架波音787飛機，並購買45架波音737NG飛機，詳情請參閱本公司在香港刊發的日期為二零一一年十月十七日的公告以及日期為二零一一年十一月二十五日的通函。

4. 於二零一一年十一月四日，本公司與東投公司簽訂《股權轉讓協議》，據此，本公司將所持有的東航房地產公司5%的股權轉讓給東投公司。作為本次交易的對價，東投公司同意以現金方式支付本公司人民幣100,663,590元(受限於調整)。東投公司是東航集團(本公司的主要股東)的全資附屬公司，乃本公司的關連人士，故此交易事項構成本公司一項關連交易。截至二零一一年十二月三十一日，該交易尚未完成。詳情請參閱本公司在香港刊發的日期為二零一一年十一月四日的公告。

5. On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited ("**Jetstar**"), a wholly owned subsidiary of Qantas Airways Limited. The Company and Jetstar will jointly establish Jetstar Hong Kong Limited, which will be a Hong Kong-based low-cost airline. For details, please refer to the announcement of the Company issued in Hong Kong dated 25 March 2012.

6. With effect from 6 April 2012, (i) Mr. Luo Zhuping ceased to act as the Board Secretary, the Company Secretary and the Authorised Representative of the Company (the "**Authorised Representative**"); and (ii) Mr. Wang Jian and Mr. Ngai Wai Fung have been appointed as the Joint Company Secretaries, and Mr. Wang Jian has also been appointed as the Board Secretary and an Authorised Representative. For details, please refer to the announcement of the Company issued in Hong Kong dated 6 April 2012.

5. 於二零一二年三月二十三日，本公司與澳洲航空公司的全資子公司捷星航空私人有限公司(「**捷星公司**」)簽署了一份具有約束力的諒解備忘錄，本公司將和捷星公司以香港為運營基地，共同設立捷星香港有限公司，該公司為一家低成本航空公司，詳情請參閱本公司在香港刊發的日期為二零一二年三月二十五日的公告。

6. 自二零一二年四月六日起，(i)羅祝平先生不再擔任本公司董事會秘書、公司秘書及授權代表(「**授權代表**」)；及(ii)汪健先生及魏偉峰先生獲委任為聯席公司秘書，且汪健先生同時獲委任為本公司的董事會秘書及授權代表。詳情請參閱本公司在香港刊發的日期為二零一二年四月六日的公告。

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its articles of association while it has also imposed strict control on the external guarantees provided. As at 31 December 2011, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-corporate bodies and individuals.

獨立董事意見

本公司獨立董事根據中國證監會的有關規定，對本公司對外擔保情況進行了核查，並發表了獨立意見：本公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零一一年十二月三十一日本公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers (Certified Public Accountants) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2011, respectively.

核數師

羅兵咸永道會計師事務所(執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零一一年度國際及中國核數師。

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
23 March 2012

董事會代表

劉紹勇
董事長

中國，上海
二零一二年三月二十三日

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Board believes that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high efficiency.

The Company's corporate governance practices include but are not limited to the following:

Articles of association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and constitutional documents of the audit and risk management committee, constitutional documents of the planning and development committee, working rules of the nomination and remuneration committee, working rules of the aviation safety and environment committee, working regulations of presidents, management regulations of investor relationship, investor relationship management detailed implementation rules, management regulations of connected transactions, connected transaction detailed implementation rules, regulations on external guarantee and the interim administrative regulations concerning hedging businesses.

For the year ended 31 December 2011 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company's corporate governance practices during the year ended 31 December 2011 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "**Code**"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

– all members of the audit and risk management committee are independent non-executive Directors.

– 13 meetings of the Board were held during the financial year of 2011.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責，維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保本公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高效的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、關聯交易管理制度以及審計和風險管理委員會章程、規劃發展委員會章程、提名與薪酬委員會工作細則、航空安全與環境委員會工作細則、總經理工作制度、投資者關係管理制度、投資者關係管理工作實施細則、關聯交易管理制度、關聯交易實施細則、對外擔保制度、套期保值業務管理(暫行)規定等。

截至二零一一年十二月三十一日及截至本年報公佈之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零一一年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(「**《守則》**」)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

比《守則》所載的條文更為嚴格的主要方面：

– 審計和風險管理委員會的成員全部是獨立非執行董事。

– 在二零一一年財政年度內舉行董事會的次數為13次。

BOARD

The Company is managed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company.

董事會

本公司由董事會管理，董事會負責公司的領導及監控工作，各董事透過指揮及監督公司事務，集體對本公司的事務負責。

DIRECTORS

As at 31 December 2011, the Board consists of eight Directors, including four independent non-executive Directors. During the general meeting in 2010 held on 29 June 2011, the shareholders of the Company approved the appointment of Mr. Li Yangmin as Director of the sixth session of the Board, while Mr. Luo Chaogeng and Mr. Li Jun ceased to act as Directors of the Company with effect from 29 June 2011 and 3 November 2011, respectively. The 10th meeting of the sixth session of the Board held on 11 November 2011 agreed to nominate Xu Zhao and Gu Jiadan as candidates for Directors of the sixth session of the Board, which will be submitted to the forthcoming general meeting of the Company for consideration.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election. Names, personal particulars and conditions of appointment of the Directors are set out in page 34 of this report.

Independent non-executive Directors of the Company shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules.

Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.

董事

截至二零一一年十二月三十一日本公司董事會由8名董事組成，其中4名為獨立非執行董事。於二零一一年六月二十九日舉行的二零一零年度股東大會，本公司股東批准李養民先生擔任本公司第六屆董事會董事。羅朝庚先生自二零一一年六月二十九日起不再擔任本公司董事；李軍先生自二零一一年十一月三日起不再擔任本公司董事。於二零一一年十一月十一日第六屆董事會第10次會議同意選舉徐昭、顧佳丹為本公司第六屆董事會董事候選人，並提交本公司最近一次股東大會審議。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。各董事的姓名、個人資料及任職情況載於本報告書第34頁。

本公司的獨立非執行董事具備專業的知識和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和本公司的整體利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

根據《上市規則》第3.13條，本公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明瞭有關的期限和條件。本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and Secretary to the Board; appointment or dismissal of the Vice President and Chief Financial Officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the basic management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and authorities of the Board and management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

董事會的權力

董事會定期檢討各營業部門議定的預算及與業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定本公司的經營計劃和投資方案；
- 制定本公司的年度財務預算方案、決算方案；
- 制定本公司的利潤分配方案和彌補虧損方案；
- 制定本公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定本公司合併、分立、解散的方案；
- 決定本公司內部管理機構的設置；
- 聘任或者解聘本公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘本公司副總經理和財務總監，決定其報酬事項；
- 制定本公司的基本管理制度；
- 制定本公司章程修改方案；
- 股東大會授予的其他職權。

董事會及相關專業委員會對財務資料的完整性以及本集團內部監控制度及風險管理的效能負責。董事會亦負責編製本公司財務報表。本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Ma Xulun, a Director and the President of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties.

為確保權力和授權分佈均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由馬須倫先生(本公司董事及總經理)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

董事會會議

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及其專業委員會會議以及通過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對本集團的認識。

The Company has established a specialised organisation, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice.

本公司設立了董事會專門辦事機構即董事會秘書室，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。各專業委員會亦可尋求專業意見。

The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

In order to ensure sound corporate governance, as at the date of the announcement of this annual report, the Board had 4 committees in place: Audit and Risk Management Committee, Nomination and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary drafts the minutes of meetings for these committees, and the committees report to the Board.

為確保良好的企業管治，截至本年報公佈之日董事會已成立4個小組委員會：審計和風險管理委員會、提名與薪酬委員會、規劃發展委員會及航空安全與環境委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

The Board held 13 meetings during the Reporting Period. Details of attendance of each Director at general meetings and Board meetings are set out as follows:

董事會於本報告期內召開了13次會議。下表顯示各董事於本報告期內出席股東大會、董事會之詳情：

Directors 董事	Board Meetings Attendance/ Eligibility of meetings 董事會出席次數／應出席次數	General Meetings Attendance/ Eligibility of meetings 股東大會出席次數／應出席次數
Liu Shaoyong 劉紹勇	13/13	2/2
Ma Xulun 馬須倫	13/13	2/1
Luo Zhuping 羅祝平	13/13	2/2
Sandy Ke-Yaw Liu 劉克涯	13/13	2/2
Wu Xiaogen 吳曉根	13/13	2/2
Ji Weidong 季衛東	13/13	2/1
Shao Ruiqing 邵瑞慶	13/13	2/1
Li Yangmin (appointed on 29 June 2011) 李養民(於二零一一年六月二十九日聘任)	8/8	0/0
Li Jun (terminated on 3 November 2011) 李軍(於二零一一年十一月三日離任)	10/10	2/2
Luo Chaogeng (terminated on 29 June 2011) 羅朝庚(於二零一一年六月二十九日離任)	5/5	1/1

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as directors and any other positions held in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據適用的指引於每個財務報告期間要求董事確認他們或其聯繫人與本公司或其附屬公司進行的任何有關聯的交易。經確認的重大有關聯人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors of the Company has been issued with a copy of the Model Code upon his appointment.

All the Directors and the Supervisors of the Company have confirmed that they have complied with the Model Code in 2011.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company.

In addition, pursuant to the requirements of the Rules Governing the Listing of Stock on Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零一一年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入本公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開的股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

DIRECTORS' RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditor's report made by the Company's auditors in respect of the financial statements is set out on page 76 to page 77 of this annual report.

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之核數師報告列載於本年報第76至77頁。

AUDIT AND RISK MANAGEMENT COMMITTEE

As at 31 December 2011, the Audit and Risk Management Committee comprises Mr. Shao Ruiqing, Mr. Wu Xiaogen and Mr. Ji Weidong, all of whom are independent non-executive Directors. Mr. Shao Ruiqing, the chairman of the committee, possesses extensive professional qualifications in accounting.

The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control policy for material decision, significant events and major business, and overseeing their implementation.

(1) INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically review the effectiveness of the internal control system through the Audit and Risk Management Committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorised use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialised committees and senior management.

審計和風險管理委員會

截至二零一一年十二月三十一日，本公司審計和風險管理委員會由邵瑞慶先生、吳曉根先生和季衛東先生組成，三位均為獨立非執行董事，其中邵瑞慶先生為委員會主席並擁有專業的會計資格。

審計和風險管理委員會是董事會下設的專業委員會，主要職責是檢查及監督公司的財務報告及內部控制，檢查、評估公司整體風險管理，特別是重大決策、重大事件和重要業務的風險管理及風險控制制度，並監督實施。

(一)內部監控

內部監控制度

董事會須對本公司／本集團的內部監控制度負整體責任，並通過審計和風險管理委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且提供可靠的財務資料供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審計和風險管理委員會及董事會報告。

董事會確認本公司已具有辨認、管理及報告對達到其策略性目標所面對的重大風險的系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

(2) INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

The Group's internal audit department reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, Chief Financial Officer, the management of the department being audited and related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.

(二)內部審核

本公司的內部審計部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審計和風險管理委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

本集團內部審計部的主要報告流程是向總經理報告，亦可直接向審計和風險管理委員會主席報告。所有內部審核報告均送交董事會主席、總經理、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審計和風險管理委員會討論。本公司董事會及審計和風險管理委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

(3) RISK MANAGEMENT

The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation.

The internal audit department has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group.

The Audit and Risk Management Committee held five meetings in 2011. In each meeting, senior management and external and internal auditors were invited to attend. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Group's first quarterly results, interim results and third quarterly results for 2011 and the final results for 2011 had been discussed in the Audit and Risk Management Committee's meetings before they were submitted to the Board for approval.

(三)風險管理

本公司審計和風險管理委員會負責檢查、評估公司整體風險管理，並監督實施；檢查、評估公司在開展航油、外匯、利率套期保值業務中的風險管理及風險控制制度及工作，並監督實施。

本公司內部審計部門承擔了相關的風險管理職責，定期向審計和風險管理委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

審計和風險管理委員會在二零一一年共召開五次會議，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審計和風險管理委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零一一年第一季度、半年、第三季度及二零一一全年業績經審計和風險管理委員會開會討論後才建議交由董事會通過。

Attendance of members of the Audit and Risk Management Committee meetings is as follows:

各委員出席審計和風險管理委員會會議的委員出席情況如下：

Directors 董事	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance rate 出席率
Shao Ruiqing 邵瑞慶	7/7	100%
Wu Xiaogen 吳曉根	7/7	100%
Ji Weidong 季衛東	7/7	100%

Additionally, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and US reporting requirements in 2011, including guiding and overseeing the development of internal controls, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the regulatory authorities, reviewing the Company's compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company's compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act.

除此之外，審計和風險管理委員會亦於二零一一年進行其他符合中國內地和美國報告規定的工作，其中包括指導和監督內部控制建設，聽取並審定全面風險工作計劃，結合相關監管機構的要求全面推進風險管理工作；以及《薩班斯－奧克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

The constitutional document of the Audit and Risk Management Committee is posted on the website of the Company and the website of the Hong Kong Stock Exchange.

審計和風險管理委員會章程載於本公司網址及香港聯交所網址。

EXTERNAL AUDITORS

外聘審計師

For the Reporting Period, the annual audit fees payable to the external auditors (both international and domestic auditors) is estimated to be RMB16.10 million for the regular annual audit of the Group's 2011 financial statements prepared under IFRS and PRC Accounting Standards and the other relevant documents applicable for the purpose of 20-F US filing. A service fee of RMB1.40 million is also payable to the external auditors for approved non-audit services rendered during the Reporting Period. The auditors' remuneration shall be approved by the Audit and Risk Management Committee and the Board.

在本報告期內，為審計有關本集團按照國際財務報告準則和中國會計準則編製之二零一一年度財務報表及美國20F表格文件的當年費用而應付外聘審計師(包括國外審計師及國內審計師)的費用預計為人民幣16.10百萬元，為於報告期內進行的已獲批准的其他非審計服務而應付於外聘審計的費用為人民幣1.40百萬元。審計師的酬勞需經審計和風險管理委員會及董事會批准。

The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit service and related fees and was satisfied that the non-audit service (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

審計和風險管理委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。

PLANNING AND DEVELOPMENT COMMITTEE

規劃發展委員會

As of 31 December 2011, the Planning and Development Committee of the Company comprises three members: Mr. Li Yangmin, Mr. Luo Zhuping and Mr. Shao Ruiqing, all of whom are Directors. Mr. Li Yangmin, a Director, is the chairman of the committee.

截至二零一一年十二月三十一日，本公司規劃發展委員會由李養民先生、羅祝平先生和邵瑞慶先生三位董事組成，其中董事李養民先生為委員會主席。

The 2010 general meeting held on 29 June 2011 agreed to elect Mr. Li Yangmin as a Director of the sixth session of the Board, while Mr. Luo Chaogeng ceased to act as Director due to retirement. The 7th meeting of the sixth session of the Board, which was held subsequently, agreed to elect Mr. Li Yangmin as member of the Planning and Development Committee of the sixth session of the Board and he was appointed as chairman of the Planning and Development Committee.

二零一一年六月二十九日本公司2010年度股東大會審議同意選舉李養民先生為本公司第六屆董事會董事，羅朝庚先生因退休原因不再擔任本公司董事職務。隨後召開的第六屆董事會第7次會議審議同意選舉李養民先生為本公司第六屆董事會規劃發展委員會委員，並由其擔任董事會規劃發展委員會主席。

The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation.

規劃發展委員會是董事會下設的專業委員會，負責對本公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施。

Attendance of members of the Planning and Development Committee meetings is as follow:

各委員出席規劃發展委員會會議的出席情況如下：

Members **委員**	**Attendance/ Eligibility of Meetings** **出席次數／應出席次數**	**Attendance rate** **出席率**
Li Yangmin 李養民	5/5	100%
Luo Zhuping 羅祝平	8/8	100%
Shao Ruiqing 邵瑞慶	8/8	100%
Luo Chaoqeng 羅朝庚	3/3	100%

The constitutional document of the Planning and Development Committee is posted on the website of the company.

規劃發展委員會章程載於本公司網址。

NOMINATION AND REMUNERATION COMMITTEE

提名與薪酬委員會

The Nomination and Remuneration Committee of the Board comprises three members: Liu Shaoyong, Sandy Ke-Yaw Liu and Ji Weidong. Liu Shaoyong is the chairman of the committee (Note), while both of Mr. Sandy Ke-Yaw Liu and Ji Weidong are independent non-executive Directors.

董事會提名與薪酬委員會共由3名成員組成，分別為劉紹勇、劉克涯、季衛東，其中劉紹勇為委員會主席(附註)，劉克涯和季衛東均為獨立非執行董事。

Note: With effect from 1 April 2012, when considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Sandy Ke-Yaw Liu or Mr. Ji Weidong.

附註： 從二零一二年四月一日起，凡審議通過有關提名事宜，提名與薪酬委員會將由劉紹勇先生出任主席；凡審議通過有關薪酬事宜，提名與薪酬委員會將由劉克涯先生或季衛東先生出任主席。

In 2011, under the leadership of the Board, the Nomination and Remuneration Committee of the Board performed their duties diligently to standardize the election of Directors and senior management, establish and refine the incentive and assessment mechanism of Directors and senior management and realize the long-term goals of the Company pursuant to the requirements of the "Working Rules of the Nomination and Remuneration Committee of the Board". The Nomination and Remuneration Committee held six meetings in total during the year, at which the following were considered and passed:

二零一一年，提名與薪酬委員會在董事會的領導下，根據《董事會提名與薪酬委員會工作細則》的要求，為規範本公司董事和高級管理人員的選任，建立和健全本公司董事、高級管理人員的激勵與考核機制，促進本公司長遠目標的實現，委員會全體委員勤勉履職，全年共召開6次會議，審議通過了如下事項：

During the second meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 15 February 2011, the work report for 2010 and the working plan for 2011 of the Nomination and Remuneration Committee were considered and passed.

二零一一年二月十五日，第六屆董事會提名與薪酬委員會第2次會議審核通過提名與薪酬委員會2010年工作情況和2011年工作計劃。

During the third meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 28 March 2011, the remuneration for the year 2010 of salaried Directors and senior management of the Company was considered and passed.

二零一一年三月二十八日，第六屆董事會提名與薪酬委員會第3次會議審核通過在本公司領薪的董事和高級管理人員的2010年度薪酬。

During the fourth meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 13 June 2011, the resolutions on the proposal on work position and remuneration reform of the Company and the adjustment of Director candidates were considered and passed.

二零一一年六月十三日，第六屆董事會提名與薪酬委員會第4次會議審核通過本公司崗位薪酬改革方案、關於調整本公司董事人選的議案。

During the fifth meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 28 June 2011, the resolutions on the adjustment of the composition of the Planning and Development Committee and the Aviation Safety and Environment Committee of the Board were considered and passed.

二零一一年六月二十八日，第六屆董事會提名與薪酬委員會第5次會議審核通過關於調整董事會規劃發展委員會組成人員的議案、關於調整董事會航空安全與環境委員會組成人員的議案。

During the sixth meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 9 November 2011, the resolution on the nomination of Director candidates was considered and passed.

二零一一年十一月九日，第六屆董事會提名與薪酬委員會第6次會議審核通過關於提名本公司董事人選的議案。

During the seventh meeting of the Nomination and Remuneration Committee of the sixth session of the Board on 12 December 2011, the resolution on the appointment of a Vice President was considered and passed.

二零一一年十二月十二日，第六屆董事會提名與薪酬委員會第7次會議審核通過關於聘任本公司副總經理的議案。

Attendance of members of the Nomination and Remuneration Committee are as follow:

各委員出席薪酬與考核委員會會議的出席情況如下：

Members **委員**	**Attendance/ Eligibility of Meeting** **出席次數／應出席次數**	**Attendance rate** **出席率**
Liu Shaoyong 劉紹勇	6/6	100%
Sandy Ke-Yaw Liu 劉克涯	6/6	100%
Ji Weidong 季衛東	6/6	100%

The Working Rules of the Nomination and Remuneration Committee are posted on the website of the Company and the website of the Hong Kong Stock Exchange.

提名與薪酬委員會工作細則載於本公司網址及香港聯交所網址。

REMUNERATION POLICY OF DIRECTORS

董事之酬金政策

Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions.

除獨立非執行董事領取固定酬金以外，董事一般不從本公司領取酬金。但是，在本公司擔任其他行政職務的董事就該等行政職務另行領取薪酬。

Certain Directors received emoluments from CEA Holding, the parent company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

部份董事在本公司及其附屬公司擔任董事或高管職務，從母公司東航集團領取其酬金。

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.

通常，董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與公司目標掛鈎，有助於激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

The remuneration of the Directors of the Company mainly comprises basic salary and bonus.

本公司董事酬金之主要組成包括基本薪酬與獎金。

BASIC SALARY

基本薪酬

The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2011, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

董事每年均會根據本公司之酬金政策檢討各董事之基本薪酬。二零一一年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

BONUS

獎金

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS

獨立非執行董事之酬金政策

Remuneration (before tax) received by the Company's independent non-executive Directors in 2011 were as follows:

本公司獨立非執行董事之二零一一年度領取如下酬金(含稅)：

Sandy Ke-Yaw Liu 劉克涯	HK$120,000 港幣120,000
Wu Xiaogen 吳曉根	0 0
Ji Weidong 季衛東	RMB120,000 人民幣120,000
Shao Ruiqing 邵瑞慶	RMB120,000 人民幣120,000

AVIATION SAFETY AND ENVIRONMENT COMMITTEE

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun, Mr. Li Yangmin and Mr. Sandy Ke-Yaw Liu, and Mr. Ma Xulun serves as the chairman of the committee. Mr. Li Yangmin, a Director, has been appointed as a member of the Aviation Safety and Environment Committee in place of Mr. Luo Chaogeng with effect from June 2011.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

The Working Rules of the Aviation Safety and Environment Committee are posted on the website of the Company.

航空安全與環境委員會

航空安全與環境委員會由馬須倫先生、李養民先生和劉克涯先生三位組成，其中馬須倫先生為委員會主席。董事李養民於2011年6月接替羅朝庚出任航空安全與環境委員會委員。

航空安全與環境委員會是董事會下設的專門委員會，主要負責貫徹和落實國家航空安全及環境保護相關法律法規，對本公司航空安全管理進行檢查和監督，對本公司航空安全工作規劃及有關安全工作的重大問題進行研究、審議、提出建議並監督實施，對國內、國際與航空碳排放相關的環境保護重大問題進行研究、審議、提出建議並監督實施。

航空安全與環境委員會工作細則載於本公司網址。

INVESTOR RELATIONS

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of substantial shareholders. Accordingly, the Chairman is required to meet the shareholders in this regard and the routine communication of the Board with the substantial shareholders is mainly conducted through the Company Secretary.

The Company has drawn up and implemented the Information Disclosure Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public; the Company has also established an information disclosure office for which the Company Secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the rules and systems for information disclosure and related internal control and procedures. It is responsible for monitoring the correct implementation of the various control measures.

The Company has also implemented the Investor Relations Management System and Investor Relations Management Detailed Implementation Rules, which specifies the basic principles and the institutional structure of investor relations management, as well as the duties and responsibilities of investor relations work, so as to further foster corporate integrity and self-discipline, and to realize standardized operation, with the ultimate aim of maximizing corporate value and shareholders' interests, and ensuring that interests of investors are protected.

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露事務管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，以及負責監督各項控制制度的正確執行等工作。

本公司還制定並實施了《投資者關係管理制度》及《投資者關係管理工作實施細則》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

The Company has released information in relation to its quarterly results. The latest annual general meeting was held on 29 June 2011 in Shanghai. The meeting was open to all the shareholders and the media. A total of 30 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東周年大會於二零一一年六月二十九日在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有30位股東親身或委任代表出席。

In the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download related document briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

投資者及公眾登入本公司網址，從網上數據庫下載相關的文稿資料，網址內亦載有關於本集團各項業務的詳細資料。本公司發布的公告通告或其他文件亦可在本公司網址下載。

The Company Secretary and the managers of the investor relations department and the capital investment market department held two specialized meetings with securities analysts in respect of the 2010 annual financial results and the 2011 interim financial results and one press conference with financial media and organized 60 one-to-one roadshows and investors' meetings.

本公司公司秘書、投資者關係部門及資本市場部門經理就二零一零年年度和二零一一年半年度業績分別與證券分析員舉行了兩次專門會議、與財經媒體舉行了一次媒體見面會。此外，還組織了近六十次的一對一路演和投資者見面會。

Based on publicly available information and to the best knowledge of the Directors of the Company, at least 25% of the total issued share capital of the Company is held by the public. As at 31 December 2011, there were a total of 284,381 shareholders on the Company's register of members.

據本公司公開所得的資料及就本公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零一一年十二月三十一日，本公司股東名冊上共有284,381名股東。

For any enquiries of the Board, shareholders may contact the Company Secretary by phone at 8621-62686268 or by e-mail at ir@ceair.com or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene annual general meeting or extraordinary general meetings, they may enquire with the Company Secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過聯繫電話8621-62686268 、電郵ir@ceair.com聯絡公司秘書，或直接於股東週年大會或特別股東大會上直接提問。關於股東召開股東週年大會或特別股東大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

劉紹勇
董事長

Shanghai, the PRC
23 March 2012

中國，上海
二零一二年三月二十三日

REPORT OF THE SUPERVISORY COMMITTEE
監事會報告書

Dear Shareholders,

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Articles of Association of the Company and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore a monitoring and control mechanism which is useful in protecting the investors and promoting the Company's development.

I. Meetings Convened by the Supervisory Committee:

1. On 30 March 2011, the Supervisory Committee held a meeting, at which it adopted the Report of the Supervisory Committee for the year 2010, and resolved that it would be put forward to the 2010 annual general meeting of the Company for consideration; the Supervisory Committee considered the financial report of the Company for the year 2010 truly reflected the financial position and operating results of the Company which was objective and fair, and resolved that it would be put forward to the 2010 annual general meeting of the Company for consideration; the Supervisory Committee adopted the 2010 profit distribution proposal of the Company, and resolved that it would be put forward to the 2010 annual general meeting of the Company for consideration; the Supervisory Committee reviewed the full text and summary of the annual report for 2010 prepared by the Company and expressed a written audit opinion. Meanwhile, the Supervisory Committee reviewed the resolution on the day-to-day connected transactions of the Company for the year 2010 and the self-assessment report on the internal control of the Company for the year 2010;

2. On 28 April 2011, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's 2011 first quarterly report and expressed a written audit opinion;

3. On 13 June 2011, the Supervisory Committee held a meeting, at which it was resolved that Mr. Yu Faming would be nominated as candidate for Supervisor of the sixth session of the Supervisory Committee, which will be submitted to the 2010 annual general meeting of the Company for consideration;

4. On 29 June 2011, the Supervisory Committee held a meeting, at which it was resolved that Mr. Yu Faming would become the chairman of the sixth session of the Supervisory Committee;

5. On 29 August 2011, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's interim report for 2011 and expressed a written audit opinion;

6. On 28 October 2011, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's 2011 third quarterly report and expressed a written audit opinion;

各位股東：

新的一年，本監事會將一如既往、認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者和促進公司發展的監督機制。

一、 監事會召開會議情況：

1. 監事會於二零一一年三月三十日召開會議，審議通過《監事會二零一零年度工作報告》，並決定將其提交本公司二零一零年度股東大會審議；監事會認為本公司二零一零年度財務報告如實反映了本公司的財務狀況和經營成果，是客觀公允的，同意將二零一零年度財務報告提交本公司二零一零年度股東大會審議；監事會審議通過了本公司二零一零年度利潤分配預案，並決定將其提交本公司二零一零年度股東大會審議。監事會對本公司編製的二零一零年度報告正文及摘要進行了審核，並發表了書面審核意見，同時，審核了本公司二零一零年度日常關聯交易議案、本公司二零一零年度內部控制自我評價報告；

2. 監事會於二零一一年四月二十八日召開會議，審核了本公司二零一一年第一季度報告正文及摘要，並發表了書面審核意見；

3. 監事會於二零一一年六月十三日召開會議，同意提名于法鳴先生為本公司第六屆監事會監事候選人，並提交本公司二零一零股東大會審議；

4. 監事會於二零一一年六月二十九日召開會議，同意選舉于法鳴先生為本公司第六屆監事會主席；

5. 監事會於二零一一年八月二十九日召開會議，審核了本公司二零一一年度半年度報告正文及摘要，並發表了書面審核意見；

6. 監事會於二零一一年十月二十八日召開會議，審核了本公司二零一一年第三季度報告正文及摘要，並發表了書面審核意見；

7. On 11 November 2011, the Supervisory Committee held a meeting, at which it was resolved that Mr. Xi Sheng would be nominated as candidate for Supervisor of the sixth session of the Supervisory Committee, which will be submitted to the forthcoming annual general meeting of the Company for consideration.

7. 監事會於二零一一年十一月十一日召開會議，同意提名席晟先生為本公司第六屆監事會監事候選人，並決定提交本公司最近一次召開的股東大會審議。

II. Independent Opinion of the Supervisory Committee:

二、 監事會獨立意見：

1. Legality of the Operation of the Company

In 2011, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles of Association of the Company or were prejudicial to the interests of the Company.

1. 公司依法運作

2011年度，監事會對本公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為本公司嚴格按照《公司法》、《證券法》、《上海證券交易所股票上市規則》、《香港聯合交易所有限公司證券上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水平有進一步提升。本公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2. Financial Position of the Company

The Supervisory Committee seriously reviewed the Company's 2011 financial report, 2011 profit distribution proposal, 2011 annual report and the 2011 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company's 2011 financial report truly reflects the financial position and operating results of the Company for the year 2011. The Supervisory Committee agreed to the 2011 financial audit report issued by the auditors and the 2011 profit distribution proposal of the Company.

2. 公司財務情況

監事會認真審核了本公司2011年度財務報告，本公司2011年度利潤分配預案、本公司2011年度報告和本公司境內外審計師出具的標準無保留意見的2011年度財務審計報告等有關材料。監事會認為：本公司2011年度的財務報告真實反映了2011年度公司的財務狀況和經營成果。監事會同意審計師出具的本公司2011年度財務審計報告、同意本公司2011年度利潤分配預案。

3. Proceeds and Purchases or Sale of Assets of the Company

In 2011, there was no new fund raising conducted by the Company. The Supervisory Committee conducted examination on the resolutions in respect of major acquisitions and asset disposal and did not discover any acts of insider trading, any acts prejudicial to the interests of the shareholders or resulting in loss of assets or prejudice to the interests of the Company.

3. 公司募集資金及收購、出售資產情況

二零一一年度，本公司無新增募集資金。本公司監事會審議了本公司重大收購、出售資產的相關議案。未發現內幕交易情況，未發現有損害股東權益或造成公司資產流失，利益受損的情況。

4. Connected Transactions of the Company

During the Reporting Period, the Supervisory Committee conducted examination on the resolutions in respect of the connected transactions of the Company.

The Supervisory Committee conducted examinations on all the connected transactions of the Company in the current year, and believe that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board of Directors in making decisions, signing agreements and information disclosure.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the shareholders, Board of Directors and staff.

On behalf of the Supervisory Committee

Yu Faming
Chairman of the Supervisory Committee

Shanghai, the PRC
23 March 2012

4. 公司關聯交易情況

在報告期內，本公司監事會審議了本公司關聯交易的相關議案。

監事會對本年度本公司的所有關聯交易事項進行了審查，認為本年度內本公司所有涉及關聯交易的合同、協議、以及其他相關文件，符合法律程序，交易條款對本公司及全體股東而言是公平合理的，關聯交易嚴格按照「公平、公正、公開」的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協議和信息披露等情形。

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

承監事會命

于法鳴
監事會主席

中國，上海
二零一二年三月二十三日

The sustainable development of an enterprise is interdependent with and closely related to the sustainable development of the society. The Company has always placed great importance on technical innovation and application and actively explores new technologies, models and areas in civil aviation to comply with the environmental protection policy and energy saving and emission reduction requirements of the PRC. Adhering to the idea of dual focus on both energy conservation and development and mutual coordination between development and saving, we advocate the idea of low-carbon flying, energy consumption reduction, conservation of the environment and animal-friendliness to create a friendly community and establish a resource-conservative and environmentally friendly enterprise.

企業自身的可持續發展與社會整體可持續發展相互依存、密不可分。一直以來，東航高度重視技術創新與應用，積極探索民航新技術、新模式和新領域，落實國家環保政策和節能減排要求，堅持節能與發展相促進、開發與節約相協調的發展之路，倡導低碳飛行，降低能源消耗，保護生態環境，友善對待動物，創建友好社區，打造資源節約型和環境友好型企業。

LOW-CARBON FLYING

低碳飛行

With the target of lowering resources and energy consumption, the Company advocates the concept of "low-carbon flying". We seek to initiate an operational mode of "Consuming and emitting less but performing more efficiently" to foster organic and efficiency-oriented growth. Jet fuel consumption accounted for more than 98% of the energy consumption of the Company. More than 90% of the Company's flights undergo refueling and flying in accordance with the "low-carbon flying" scheme. "Low-carbon flying" is implemented via standardized and regulated management. Fuel consumption and carbon emission are lowered through approaches such as system restrictions, procedural enhancement and technological innovation.

東航以降低資源和能源消耗為目標，倡導「低碳飛行」理念，努力形成低消耗、低排放、高效率的生產方式，促進內涵式、效益型增長。東航超過98%的能耗屬於航油消耗，90%以上航班按照「低碳飛行」計劃加油與飛行。東航「低碳飛行」實行標準化、規範化管理，通過制度約束、流程改造和技術創新等方式減少燃油消耗，降低碳排放。

Optimization of Fleet

The Company ensures the mechanical functionality of its fleet by eliminating and surrendering the lease of old aircraft and introducing newer aircraft on an annual basis, in addition to repair and replacement of engines and routine maintenance works. In 2011, the Company eliminated certain old aircraft models through disposal, introduction of new aircraft and replacement. A younger fleet helps to boost the efficiency of jet fuel consumption.

機隊優化

東航每年都會淘汰、退租老舊飛機，引進先進飛機，並對發動機進行檢修、更換和日常維護保養，保證飛機機械性能優良。二零一一年，東航採取出售、引進、置換等方式，淘汰一批老舊機型，更年輕的機隊提高了飛機燃油效率。

Optimization of Routes

The Company strives to facilitate the implementation of the DOC (Direct Operation Control) system in the Company and optimize long-haul routes by implementing information management of route segments. By selecting the most economical route from several routes, the Company reduced the flying time of flights and thus effectively lowered fuel consumption. The annual saving of jet fuel was about 34,200 tons.

航線優化

東航全力推進DOC(直接運行控制)系統在本公司內的實施，推行飛行航段時間信息化管理項目，對遠程航線進行方案優化。通過從多條航路中選擇最經濟的航路飛行，達到縮短航班飛行時間，有效節省燃油消耗的目的，全年節約航油34,200噸。

Biofuel

The Company strives to reduce the emission of greenhouse gases and countering global climate change by continuously focusing on the development and use of alternative energy sources. The Company cooperated with members of the aviation industry chain, energy suppliers and the academic circle to develop sustainable biofuel that can be used on civil aircraft in order to achieve greener flying.

生物燃油

東航致力於降低溫室氣體排放，積極應對全球氣候變化，持續關注可替代能源的開發和利用。東航與航空產業鏈上的成員們以及能源供應商、學術界通力合作，努力開發民用飛機可使用的可持續生物燃料，實現更綠色的飛行。

L76

Saving Energy and Reducing Emission

By renewing old aircraft, purchasing new engines, installing additional winglets, upgrading and refitting engines, increasing energy efficiency and strengthening energy consumption management, the emission of greenhouse gases was reduced by 208,000 tons.

節能減排

通過更新老舊飛機、購置新型發動機、加裝翼尖小翼、發動機升級改造、提升能源利用率、加強能耗管理等一系列手段，減少溫室氣體排放20.8萬噸。

Technological Emission Reduction

Installing additional winglets: By refitting aircraft wings, the aircraft's drag (lift-induced drag) and the amount of power required to get the aircraft flying is reduced, ultimately achieving the targets of saving fuel, lowering maintenance cost of engines and reducing takeoff and landing noise. It can reduce fuel consumption by about 2.5%, which makes a saving of 210 to 220 tons of jet fuel per aircraft per annum, assuming an average daily utilization of 10 hours.

Refitting aircraft engines: This can mitigate the impact of emissions on the environment, lower the emission of greenhouse gases and reduce the noise during the whole flight. Each engine can reduce fuel consumption by 1.1% to 1.3%.

技術減排

加裝翼尖小翼：通過對飛機機翼改裝，降低飛行阻力(誘導阻力)，使飛行所需推力降低，最終實現節油、降低發動機維護成本和降低起降噪音等目標，可降低油耗2.5%左右。按日利用率10小時計算，每年每架飛機可以節省航油210-220噸。

改造飛機發動機：降低排放物對環境的影響，減少溫室氣體排放、降低飛行全過程噪音，每台發動機的燃油消耗率下降1.1%–1.3%。

Measures for Saving Energy

The Company reduces its fuel consumption by promoting the use of a computer flying programme to formulate real-time flight plans and adopting precise refuelling instead of refuelling a fixed amount of fuel as was done in the past. APU (auxiliary power unit) management and GPU (ground power unit) usage are further promoted. At airports such as Pudong, Guangzhou and Shenzhen, the rate of use of GPU as a replacement of APU has reached 90%. The Company reduces its fuel costs by adopting cost-saving weight and balance operation and flight control method and effectively controlling freight load and the center of gravity of aircraft. Weight reduction of aircraft through controlling water-filling, reducing the number of newspapers and magazines and precise catering also helps to save jet fuel. Engine washing is practised to increase the efficiency of engines. Wind resistance is cut down by maintaining an even and closed aircraft surface and polishing the windward surface of aircraft for the purpose of reducing fuel consumption.

節能措施

推廣計算機飛行計劃，通過制定實時飛行計劃，採取精確加油量的方式取代以往的固定油量，減少油耗。APU(輔助動力裝置)管理和GPU(地面動力裝置)進一步推廣，在浦東、廣州、深圳等機場GPU替代APU使用率達到90%。採用節省成本的載重平衡操作方式和飛行操縱方式，通過有效控制貨物配載和起飛重心，降低燃油成本。通過控制加水，減少報刊數量，精確配餐，降低飛機載量，節約航油。水洗發動機提高發動機效率。維護機身表面平整度和封閉性，進行飛機迎風面拋光工作等，減少風阻，降低油耗。

APPLICATION OF NEW TECHNOLOGIES

Expediting and promoting the application of new civil aviation technologies in operation are important measures adopted by the Company to achieve continuous flight safety, ensure regular flights and realise energy saving and emission reduction.

新技術應用

加快和推廣民航新技術在運行中的應用工作是東航實現持續飛行安全、保障航班正常、實現節能減排的重要舉措。

ADS-B Application

The Company is the first airline that is approved by the CAAC to operate with ADS-B (Automatic Dependent Surveillance-Broadcast). An aircraft equipped with ADS-B can broadcast its precise location, including its speed, height and whether it is turning, ascending or descending, through a data chain without the assistance of any ground equipment. The Company has finished refitting five A340–600 aircraft and training its flight crew, dispatch crew and cabin crew. After the operational approval of ADS-B has been obtained, the workload of the flight crew and fuel consumption have decreased while the flying capacity has increased.

RNP Application

The Company is a pioneer in the industry in the application of RNP (Required Navigation Performance) technology. RNP, which is actively promoted by the CAAC as one of the important new technology application projects, is a new technology adopted to guide the landing and takeoff of aircraft by using the built-in navigation equipment of the aircraft with a global positioning system. The implementation of RNP operations can save 5 to 10 minutes compared to conventional meter processes for incoming and departing flights and it also reduces fuel consumption effectively. The Company further facilitated the development and application of RNP Approach. The Company has completed program design review, simulation aircraft trial flying and program test trial flying in respect of RNP Approach at such airports of Wenzhou, Xining, Jinchang, Zhangye, Huai'an, Sanya, Jiuzhai and Kangding. Currently, the Company is conducting relevant work in connection with program design of RNP Approach at such airports of Qingyang, Nantong, Zhoushan and Lianyungang.

ENERGY MANAGEMENT

To strengthen energy management and promote energy saving and emission reduction, the Company formulated the "Management Rules of Energy Saving and Emission Reduction" to regulate the organization, reporting, approval, filing and person-in-charge of energy saving and emission reduction work and energy consumption management. The total carbon dioxide emission during the year was 12.54 million tons.

GREEN OFFICE

The Company focuses on saving energy and resources and actively promotes the application of the internet office system. Subsequent to the application of the E-OFFICE (Intranet) system in the Company, the "United Office System 2.0 (聯合辦公系统2.0)" was launched in October 2011, which offered more convenience in operation and optimized the operation of a paperless office. The Company has reduced energy consumption at ground facilities through the oil-to-gas boiler conversion project, central air-conditioning refitting project and energy-saving lighting refitting project. By promoting energy-saving measures, such as double-sided printing and "turning off lights as you leave", and introducing video conferencing and telephone conferencing, the Company has cut its operating costs and increased its communication efficiency. The Company also contributes to energy saving, emission reduction and a low-carbon environment by reducing the number of business trips.

ADS-B應用

東航是民航局首家獲准ADS-B(廣播式自動相關監視)正式運行的航空公司。裝備ADS-B的飛機可通過數據鏈廣播飛機自身的精確位置，包括速度、高度以及飛機是否轉彎、爬升或下降等數據，無需地面設備輔助。東航已完成5架A 340-600機型的改裝和飛行、簽派、機務人員的培訓。獲得ADS-B運行批准後，在減少飛行機組工作量和燃油消耗的同時，增大了飛行業載。

RNP應用

東航RNP(精密導航技術)技術應用在全行業處於領先地位。RNP是民航局積極推進的新技術應用重要項目之一，是利用飛機自身機載導航設備和全球定位系統引導飛機起降的新技術。實施RNP運行，進、離場航班比傳統儀錶程序節省時間5-10分鐘，有效降低燃油消耗。東航進一步推動RNP Approach(進近運行)的開發和應用工作。完成溫州、西寧、金昌、張掖、淮安、三亞、九寨、康定等機場RNP Approach的程序設計評審、模擬機試飛和飛行程序驗證試飛工作。目前，東航在慶陽、南通、舟山、連雲港等機場的RNP Approach程序設計等相關工作正在進行中。

能源管理

東航制訂《節能減排管理規定》，加強能源管理，促進節能減排。對節能減排工作的組織、申報、審批、備案、責任人和各項能耗管理進行規範。全年二氧化碳排放總量為1,254萬噸。

綠色辦公

東航重視節約能源和資源，積極推廣網絡辦公系統應用。繼東航E-OFFICE(內部辦公網)系統推廣使用後，二零一一年十月上線「聯合辦公系統2.0」，在提升操作便利性的同時，優化改進無紙化辦公。通過鍋爐油改氣項目、中央空調改造項目、節能燈具改造項目等方式，減少地面能耗。倡導雙面打印、隨手關燈等節能措施，大力推行視頻會議和電話會議，降低公司運營成本，提升溝通效率，減少差旅出行，為節能減排、低碳環保做出貢獻。

COMMUNITY CHARITY

The Company fully supports the development of public affairs, such as education, hygiene and culture, and actively participates in poor and disaster relief activities. We encourage our staff to take part in donation campaigns and voluntary work and organize community charity activities in a systematic manner. In 2011, the Company launched a large scale voluntary service campaign called "Love Relay", under which 2,197 collective projects were organized with 86,154 staff members participated, serving a total of 49,542 people. A total of 320 staff members participated in blood donation. Serving certain welfare organizations, the elderly living alone and families of servicemen, the "Love Relay" campaign entered into mutual agreements with more than 10 community charity organizations. A voluntary campaign was launched in several "Sunshine Homes" in Shanghai to organize activities that are targeted to the disabled children.

社區公益

東航大力支持教育、衛生和文化等公共事業的發展，積極參與扶貧濟困、賑災救災活動；鼓勵員工參與捐贈、參加志願者活動，系統地開展社會公益活動。二零一一年，東航深入開展「愛在東航」大型公益志願服務活動，全年共組織集體項目2,197項，參與員工86,154人，關愛對象人數49,542名；東航人無償獻血共計320人次；與社會多個定點福利機構以及孤寡老人、軍烈屬結為幫扶對象；與10多家社會公益組織簽訂共建協議；在上海多地「陽光之家」開展志願活動，針對殘障兒童特點，組織策劃多起活動。

EVACUATION

In 2011, the Group participated in the evacuation of Chinese citizens from Egypt and Libya, as well as the support of emergency earthquake transport in Yunnan and Japan. With the Group's quick response, precise arrangements and its courage to overcome hardship and difficulties, 53 overtime charter flights were successfully sent to evacuate around 12,000 passengers and provide approximately 143 tonnes of supplies for the purposes of evacuation, disaster relief and peacekeeping.

撤僑工作

二零一一年，本集團接連執行了埃及、利比亞撤離中國公民和雲南、日本地震後緊急運輸保障任務，本集團快速反應、周密部署，不畏艱辛、克服困難，圓滿執行撤僑、救災、維和等加班包機53架次，運送旅客1.2萬人、物資143噸。

KEY AWARDS RELATED TO SOCIAL RESPONSIBILITIES IN 2011

The registered trademark of "中國東方航空CHINA EASTERN and its logo" was officially recognised as "China Famous Brand (中國馳名商標)" by the State Administration for Industry & Commerce of the PRC;

The Group was awarded the "Flight Safety Five-star Award" (飛行安全五星獎) by CAAC;

The Company was recognised as the "Outstanding Unit in Performing the Large Scale Emergency Evacuation of PRC Citizens from Libya (執行國家大規模從利比亞撤離我方人員緊急航空運輸任務突出貢獻單位)" by the CAAC;

The Group ranked 14th in the "2011 Top 25 Most Innovative Companies in China" by Fortune Magazine (Chinese);

The Company was ranked 24th among the "Top 50 Most Valuable Chinese Brands" by a member of WPP, a world-leading brand communication service group;

The Company was granted the "Golden Phoenix Award" by the China Capital Market Annual Conference;

The Company was granted the "Award of Typical Merger and Reorganisation Case" by the 10th China Corporate Governance Forum;

二零一一年度與社會責任有關主要榮譽

國家工商總局正式認定為「中國東方航空CHINA EASTERN及圖」註冊商標為「中國馳名商標」；

中國民航局授予本集團「飛行安全五星獎」；

被民航局授予「執行國家大規模從利比亞撤離我方人員緊急航空運輸任務突出貢獻單位」榮譽稱號；

本集團位列《財富》(中文版)「2011最具創新力的25家中國公司」排行榜第14名；

被世界頂級品牌溝通服務集團W P P旗下公司評為中國50強品牌第24位；

被中國證券市場年會評為「金鳳凰獎」；

榮獲第十屆中國公司治理論壇「典型並購重組案例獎」；

The Company was awarded the "2011 China's most innovative corporate social responsibility report" by the China Corporate Social Responsibility Summit 2011;

被2011中國企業社會責任峰會授予「2011中國最具創新力」企業社會責任報告；

The Company was recognised as "Top 100 Brands in China" by Asia Brand Association, Hong Kong;

被(香港)亞洲品牌協會評為「中國品牌100強」；

The official website of the Group was named as one of "The First Batch of Demonstration Enterprises in China with Honest e-Commerce Websites (首批中國電子商務誠信網站示範企業)" by the China Electronic Commerce Association;

本集團官網榮獲「首批中國電子商務誠信網站示範企業」榮譽稱號；

The Northwest Branch of the Company was recognised as an "Advanced Unit in Services and Security Work of the International Horticultural Exposition (世園服務和安保工作先進單位)" by the CAAC.

東航西北分公司被民航局授予「世園服務和安保工作先進單位」榮譽稱號。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告

TO THE SHAREHOLDERS OF
CHINA EASTERN AIRLINES CORPORATION LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "**Company**") and its subsidiaries (together, the "**Group**") set out on pages 78 to 197, which comprise the consolidated and company balance sheets as at 31 December 2011, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

致中國東方航空股份有限公司全體股東：

(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「**我們**」)已審計列載於第78至197頁中國東方航空股份有限公司(以下簡稱「**貴公司**」)及其附屬公司(以下簡稱「**貴集團**」)的合併財務報表，此合併財務報表包括於二零一一年十二月三十一日的合併及公司之資產負債表與截至該日止年度的合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋資料。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製合併財務報表，以令合併財務報表作出真實而公平的反映，及落實其認為與編製合併財務報表所必要的內部控制，以使該等財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

核數師的責任

我們的責任是根據我們的審計對該等合併財務報表作出意見。我們已根據國際審計準則進行審計。這些準則要求我們遵守道德規範，並規劃及執行審計，以合理確定此等合併財務報表是否不存在任何重大錯誤陳述。

審計涉及執行程序以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程序，但目的並非為對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及所作出的會計估計的合理性，以及評價合併財務報表的整體列報方式。

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2011, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零一一年十二月三十一日的財務狀況，及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告(包括意見)乃為股東而編製並僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2012

羅兵咸永道會計師事務所
執業會計師

香港，二零一二年三月二十三日

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

082

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2011 截至二零一一年十二月三十一日止年度

		Note 附註	2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Revenues	**收入**	5	**82,403,130**	73,803,659
Other operating income	**其他營業收入**	6	**1,061,451**	658,620
Operating expenses	**營業支出**			
Aircraft fuel	飛機燃料		**(29,229,011)**	(21,605,611)
Gain on fair value movements of derivatives financial instruments	衍生工具公價值變動收益	8	**86,851**	833,384
Take-off and landing charges	飛機起降費		**(8,350,181)**	(7,454,637)
Depreciation and amortisation	折舊及攤銷		**(6,965,570)**	(6,757,837)
Wages, salaries and benefits	工資、薪金及福利	9	**(8,664,854)**	(8,940,786)
Aircraft maintenance	飛機維修費		**(4,405,900)**	(4,614,093)
Impairment losses	資產減值損失	10	**(638,316)**	(405,391)
Food and beverages	航空餐食供應		**(2,022,367)**	(1,596,454)
Aircraft operating lease rentals	飛機經營性租賃租金		**(4,128,420)**	(3,975,557)
Other operating lease rentals	其他經營性租賃租金		**(491,901)**	(601,742)
Selling and marketing expenses	銷售及市場費用		**(3,739,682)**	(3,323,830)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(1,321,373)**	(1,295,612)
Ground services and other charges	地面服務及其他費用		**(567,552)**	(439,664)
Office, administrative and other expenses	辦公、管理及其他費用		**(8,853,751)**	(8,587,503)
Total operating expenses	**營業支出總額**		**(79,292,027)**	(68,765,333)
Operating profit	**經營利潤**	11	**4,172,554**	5,696,946
Share of results of associates	攤佔聯營公司業績	23	**75,435**	39,228
Share of results of jointly controlled entities	攤佔合營公司業績	24	**31,437**	28,154
Finance income	財務收入	12	**2,024,002**	1,155,384
Finance costs	財務支出	13	**(1,462,727)**	(1,501,900)
Profit before income tax	**稅前利潤**		**4,840,701**	5,417,812
Income tax	稅項	14	**(264,229)**	(133,491)
Profit for the year	**年度利潤**		**4,576,472**	5,284,321
Other comprehensive (loss)/income for the year	**年度其他綜合(虧損)/收益**			
Cash flow hedges, net of tax	現金流量套期，扣除稅項	38	**(132,446)**	(17,016)
Fair value movements of available-for-sale investments	可供出售金融資產之公允價值變動		**486**	(534)
Fair value movements of available-for-sale investments held by an associate	攤佔聯營公司所持可供出售金融資產之公允價值變動	23	**(2,701)**	1,543
Total comprehensive income for the year	**年度總綜合收益**		**4,441,811**	5,268,314

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2011 截至二零一一年十二月三十一日止年度

		Note 附註	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Profit attributable to:	**年度淨利潤歸屬於：**			
Equity shareholders of the Company	本公司權益持有者		**4,575,732**	4,957,989
Non-controlling interests	非控制性權益		**740**	326,332
			4,576,472	5,284,321
Total comprehensive income attributable to:	**年度總綜合收益歸屬於：**			
Equity shareholders of the Company	本公司權益持有者		**4,441,071**	4,941,982
Non-controlling interests	非控制性權益		**740**	326,332
			4,441,811	5,268,314
Earnings per share attributable to the equity shareholders of the Company during the year	**年度本公司權益持有者應佔每股收益**			
Basic and diluted (RMB)	基本及攤薄(人民幣)	17	**0.41**	0.44

The notes on page 87 to 197 are an integral part of these financial statements. 第87頁至197頁的附註為財務報表的整體部分。

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2011 於二零一一年十二月三十一日

081

		Note 附註	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,353,590**	11,333,376
Property, plant and equipment	物業、機器及設備	19	**73,757,795**	68,822,273
Lease prepayments	預付租賃款	20	**1,471,272**	1,406,156
Advanced payments on acquisition of aircraft	飛機預付款	21	**10,968,344**	6,356,602
Investments in associates	投資於聯營公司	23	**837,589**	807,669
Investments in jointly controlled entities	投資於合營公司	24	**423,256**	406,170
Available-for-sale financial assets	可供出售金融資產		**240,380**	242,005
Other long-term assets	其他長期資產	25	**1,929,834**	1,752,115
Deferred tax assets	遞延税項資產	35	**44,418**	75,188
Derivative assets	衍生資產	38	**4,365**	52,081
			101,030,843	91,253,635
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**1,555,544**	1,286,898
Trade receivables	應收賬款	26	**2,197,493**	2,127,446
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**5,611,715**	5,157,004
Cash and cash equivalents	現金及現金等價物	28	**3,860,973**	3,078,228
Derivative assets	衍生資產	38	**-**	18,970
Assets held for sale	持有待售資產	42	**482,313**	411,535
			13,708,038	12,080,081
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**3,197,649**	2,577,855
Trade payables and notes payable	應付賬款及應付票據	29	**2,692,624**	4,275,443
Other payables and accrued expenses	其他應付款及預提費用	30	**16,267,287**	14,536,168
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**2,459,259**	2,137,831
Current portion of borrowings	借款的流動部分	32	**18,171,130**	15,210,660
Income tax payable	應付税項		**172,319**	64,787
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備的流動部分	33	**375,409**	339,091
Derivative liabilities	衍生負債	38	**51,063**	121,982
			43,386,740	39,263,817
Net current liabilities	**淨流動負債**		**(29,678,702)**	(27,183,736)
Total assets less current liabilities	**總資產減流動負債**		**71,352,141**	64,069,899

CONSOLIDATED BALANCE SHEET
合併資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2011 於二零一一年十二月三十一日

		Note 附註	2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**17,801,563**	17,070,502
Borrowings	借款	32	**23,603,463**	23,354,997
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	33	**2,923,717**	2,475,412
Other long-term liabilities	其他長期負債	34	**2,047,099**	1,804,862
Deferred tax liabilities	遞延税項負債	35	**29,326**	51,814
Post-retirement benefit obligations	退休後福利準備	36(b)	**2,859,945**	2,556,001
Derivative liabilities	衍生負債	38	**281,921**	194,425
			49,547,034	47,508,013
Net assets	**淨資產**		**21,805,107**	16,561,886
Equity	**權益**			
Capital and reserves attributable to the equity shareholders of the Company	歸屬於本公司權益持有者股本及儲備			
Share capital	股本	40	**11,276,539**	11,276,539
Reserves	儲備	41	**8,849,353**	3,994,748
			20,125,892	15,271,287
Non-controlling interests	非控制性權益		**1,679,215**	1,290,599
Total equity	**總權益**		**21,805,107**	16,561,886

The notes on pages 87 to 197 are an integral part of these financial statements.

第87頁至197頁的附註為財務報表的整體部分。

The financial statements were approved by the Board of Directors on 23 March 2012 and were signed on its behalf.

本財務報表已由本公司董事會於二零一二年三月二十三日批准刊發，並代表董事會簽署。

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

COMPANY'S BALANCE SHEET
公司資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2011 於二零一一年十二月三十一日

		Note 附註	2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,343,374**	11,323,299
Property, plant and equipment	物業、機器及設備	19	**50,246,293**	51,777,767
Lease prepayments	預付租賃款	20	**497,301**	398,860
Advanced payments on acquisition of aircraft	飛機預付款	21	**10,195,340**	6,231,270
Investments in subsidiaries	投資於附屬公司	22	**7,104,106**	4,083,117
Investments in associates	投資於聯營公司	23	**578,836**	578,836
Investments in jointly controlled entities	投資於合營公司	24	**323,238**	323,238
Available-for-sale financial assets	可供出售金融資產		**221,557**	223,729
Other long-term assets	其他長期資產	25	**980,434**	914,799
Derivative assets	衍生資產	38	**4,365**	52,081
			81,494,844	75,906,996
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**1,270,586**	1,033,280
Trade receivables	應收賬款	26	**2,256,601**	2,545,900
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**4,213,838**	5,553,366
Cash and cash equivalents	現金及現金等價物	28	**852,012**	851,283
Derivative assets	衍生資產	38	**-**	18,970
Assets held for sale	持有待售資產	42	**482,313**	411,535
			9,075,350	10,414,334
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**2,817,980**	2,190,776
Trade payables and notes payable	應付賬款及應付票據	29	**3,480,109**	4,701,951
Other payables and accrued expenses	其他應付款及預提費用	30	**10,661,377**	10,442,380
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**2,010,988**	1,796,739
Current portion of borrowings	借款的流動部分	32	**14,830,480**	12,347,575
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備的流動部分	33	**174,151**	46,695
Derivative liabilities	衍生負債	38	**51,063**	121,982
			34,026,148	31,648,098
Net current liabilities	**淨流動負債**		**(24,950,798)**	(21,233,764)
Total assets less current liabilities	**總資產減流動負債**		**56,544,046**	54,673,232

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2011 於二零一一年十二月三十一日

		Note 附註	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**14,123,184**	14,081,133
Borrowings	借款	32	**15,184,868**	18,241,540
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	33	**1,546,944**	1,470,376
Other long-term liabilities	其他長期負債	34	**1,331,811**	1,498,255
Post-retirement benefit obligations	退休後福利準備	36(b)	**2,191,722**	1,891,483
Derivative liabilities	衍生負債	38	**281,921**	194,425
			34,660,450	37,377,212
Net assets	**淨資產**		**21,883,596**	17,296,020
Equity	**權益**			
Capital and reserves attributable to the equity shareholders of the Company	歸屬於本公司權益持有者股本及儲備			
Share capital	股本	40	**11,276,539**	11,276,539
Reserves	儲備	41	**10,607,057**	6,019,481
Total equity	**總權益**		**21,883,596**	17,296,020

The notes on page 87 to 197 are an integral part of these financial statements.

第87頁至197頁的附註為財務報表的整體部分。

The financial statements were approved by the Board of Directors on 23 March 2012 and were signed on its behalf.

本財務報表已由本公司董事會於二零一二年三月二十三日批准刊發，並代表董事會簽署。

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

088

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2011 截至二零一一年十二月三十一日止年度

		Note 附註	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Cash flows from operating activities	**經營活動的現金流量**			
Cash generated from operations	經營產生的現金	43(a)	**13,781,419**	10,739,839
Income tax paid	已付所得稅		**(158,394)**	(98,591)
Net cash inflow from operating activities	**經營活動產生的淨現金流入**		**13,623,025**	10,641,248
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購買物業、機器及設備		**(5,368,362)**	(6,522,951)
Payment of short-term deposits with original maturity over three months	支付存款期限超過三個月的短期存款	27	**(1,963,289)**	(434,314)
Advanced payments on acquisition of aircraft	支付飛機預付款	21	**(8,180,128)**	(3,461,737)
Disposal of subsidiaries	出售附屬公司		**–**	(9,730)
Investment in available-for-sale financial assets	購買可供出售金融資產		**(1,472)**	(2,737)
Acquisition of non-controlling interests in subsidiaries	收購附屬公司的非控制權益		**(45,739)**	–
Acquisition of cargo business of Great Wall Airlines Co., Ltd. ("Great Wall Airlines"), net of cash acquired	收購長城航空有限公司(「長城航空」),扣除獲得現金		**(60,736)**	–
Net cash acquired through acquisition of Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	收購上海航空股份有限公司(「上航股份」)取得的淨現金		**–**	1,167,565
Proceeds from disposal of assets held for sale	出售持有待售資產所得款		**411,535**	430,110
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**33,881**	101,894
Interest received	已收利息		**146,529**	64,359
Dividends received	已收股利		**82,294**	30,443
Proceeds from disposal of interests in an associate	出售於聯營公司權益所得現金		**–**	4,405
Proceeds from disposal of interests in available-for-sale financial assets and a subsidiary	出售於可供出售金融資產及附屬公司權益所得現金		**6,426**	–
Net cash outflow from investing activities	**投資活動產生的淨現金流出**		**(14,939,061)**	(8,632,693)

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2011 截至二零一一年十二月三十一日止年度

		Note 附註	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	借入短期借款		**19,647,120**	20,803,369
Proceeds from issuance of bond	發行債券所收到的現金		**2,490,417**	–
Repayments of short-term bank loans	償還短期借款		**(18,514,150)**	(21,942,900)
Proceeds from draw down of long-term bank loans	借入長期借款		**5,693,281**	11,556,258
Repayments of long-term bank loans	償還長期借款		**(5,245,147)**	(6,526,565)
Principal repayments of finance lease obligations	償還融資租賃負債本金		**(2,191,369)**	(2,201,176)
Receipts/(payments) of restricted bank deposits	收到╱(支付)的限制性存款		**1,108,726**	(1,174,066)
Interest paid	已付利息		**(1,701,253)**	(1,644,924)
Capital contribution from non-controlling interests of subsidiaries	附屬公司之非控制性權益的出資		**1,004,500**	519,300
Dividends paid to non-controlling interests of subsidiaries	支付附屬公司非控制性權益之股利		**(156,526)**	(41,738)
Net cash inflow/(outflow) from financing activities	**融資活動產生淨現金流入╱(流出)**		**2,135,599**	(652,442)
Net increase in cash and cash equivalents	**現金及現金等價物淨增加**		**819,563**	1,356,113
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**3,078,228**	1,735,248
Exchange adjustments	匯率調整		**(36,818)**	(13,133)
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**	28	**3,860,973**	3,078,228

The notes on page 87 to 197 are an integral part of these financial statements. 第87頁至197頁的附註為財務報表的整體部分。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
合併權益變動表

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2011 截至二零一一年十二月三十一日止年度

		Attributable to equity shareholders of the Company 本公司權益持有者應佔權益					
		Share capital 股本 RMB'000 人民幣千元	Other reserves 儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Subtotal 小計 RMB'000 人民幣千元	Non-controlling interests 非控制性權益 RMB'000 人民幣千元	Total equity 總權益 RMB'000 人民幣千元
Balance at 1 January 2010	二零一零年一月一日結餘	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181
Total comprehensive income for the year	年度總綜合收益	–	(16,007)	4,957,989	4,941,982	326,332	5,268,314
– Profit for the year	一年度利潤	–	–	4,957,989	4,957,989	326,332	5,284,321
– Other comprehensive loss	一其他綜合虧損	–	(16,007)	–	(16,007)	–	(16,007)
Issuance of new shares for the acquisition of Shanghai Airlines (Note 40)	發行新股收購上航股份(附註40)	1,694,839	7,399,913	–	9,094,752	–	9,094,752
Non-controlling interests addition through the acquisition of Shanghai Airlines	收購上航股份增加的非控制性權益	–	–	–	–	53,920	53,920
Dividends paid to non-controlling interests of subsidiaries	支付附屬公司非控制性權益股利	–	–	–	–	(41,738)	(41,738)
Capital contribution by non-controlling interests in subsidiaries	附屬公司非控制性權益增資	–	–	–	–	519,300	519,300
Disposal of subsidiaries	出售附屬公司	–	–	–	–	(8,843)	(8,843)
Balance at 31 December 2010	二零一零年十二月三十一日結餘	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886
Balance at 1 January 2011	**二零一一年一月一日結餘**	**11,276,539**	**16,950,255**	**(12,955,507)**	**15,271,287**	**1,290,599**	**16,561,886**
Total comprehensive income for the year	**年度總綜合收益**	**–**	**(134,661)**	**4,575,732**	**4,441,071**	**740**	**4,441,811**
– Profit for the year	**一年度利潤**	**–**	**–**	**4,575,732**	**4,575,732**	**740**	**4,576,472**
– Other comprehensive loss	**一其他綜合虧損**	**–**	**(134,661)**	**–**	**(134,661)**	**–**	**(134,661)**
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary (Note 22(b))	**附屬公司非控制性權益增資后分擔的超額虧損(附註22(b))**	**–**	**426,439**	**–**	**426,439**	**(427,264)**	**(825)**
Dividends paid to non-controlling interests of subsidiaries	**支付附屬公司非控制性權益股利**	**–**	**–**	**–**	**–**	**(156,526)**	**(156,526)**
Capital contribution by non-controlling interests in a subsidiary (Note 22(b))	**附屬公司非控制性權益增資(附註22(b))**	**–**	**–**	**–**	**–**	**1,004,500**	**1,004,500**
Acquisition of non-controlling interests in subsidiaries	**收購附屬公司非控制性權益股權**	**–**	**(12,905)**	**–**	**(12,905)**	**(32,834)**	**(45,739)**
Balance at 31 December 2011	**二零一一年十二月三十一日結餘**	**11,276,539**	**17,229,128**	**(8,379,775)**	**20,125,892**	**1,679,215**	**21,805,107**

The notes on page 87 to 197 are an integral part of these financial statements. 第87頁至197頁的附註為財務報表的整體部分。

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "**Company**"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "**PRC**") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "**Group**") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("**CEA Holding**"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company's Board of Directors (the "**Board**") on 23 March 2012.

1. 公司資料

中國東方航空股份有限公司(「**本公司**」)是於一九九五年四月十四日在中華人民共和國(「**中國**」)成立的一間股份有限公司。本公司註冊地址為中國上海市浦東國際機場機場大道66號。本公司及其附屬公司(以下合稱「**本集團**」)主要經營民航業務，包括客運、貨運、郵運、旅遊服務及其他延伸的航空業務。

本公司大部份權益現由一家成立於中國名為中國東方航空集團公司(「**中國東航集團**」)的國有企業所擁有。

本公司的股份在上海證券交易所、香港聯合交易所有限公司及紐約證券交易所上市。

本財務報表已由本公司董事會(「**董事會**」)於二零一二年三月二十三日批准刊發。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at 31 December 2011, the Group's accumulated losses were approximately RMB8.38 billion and its current liabilities exceeded its current assets by approximately RMB29.68 billion. For the year ended 31 December 2011, the Group received a net cash inflow from operating activities of RMB13.6 billion, a net cash outflow from investing activities and financing activities of RMB12.8 billion and an increase in cash and cash equivalents of RMB0.8 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有說明外，此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的財務報表根據國際財務報告準則(「財務準則」)及香港《公司條例》的披露規定編製。財務報表按照歷史成本法編製，並就可供出售金融資產、以公允值計量且其變動計入損益的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

截至二零一一年十二月三十一日，本集團的累計虧損約為人民幣83.8億元，流動負債超過流動資產約人民幣296.8億元。於截至二零一一年十二月三十一日止年度，本集團錄得的經營活動現金淨流入約為人民幣136億元，投資活動及融資活動的現金淨流出約為人民幣128億元，現金及現金等價物增加約人民幣8億元。於編製本年度財務報表時，本公司董事會結合公司經營及籌資現金流入的情況，對本集團償還到期債務的能力進行了充分詳盡的評估。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

As at 31 December 2011, the Group had total unutilised credit facilities of approximately RMB35.5 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(i) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group's existed business and mandatory for the first time for the financial year beginning 1 January 2011:

- The improvement related to IFRS 7 "Financial instruments: Disclosures" in the Third Improvement Project emphasises the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. This improvement is applicable to the financial year beginning on or after 1 January 2011 and has no material impact on the Group.

- The improvement related to IAS 1 "Presentation of financial statements" in the Third Improvement Project clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. This improvement is applicable to the financial year beginning on or after 1 January 2011 and has no material impact on the Group.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

於二零一一年十二月三十一日，本集團已簽約但尚未使用的銀行授信額度約為人民幣355億元。本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。

鑒於經營活動產生的現金流入及可用的銀行授信額度，本公司董事會認為本集團可以繼續獲取足夠的融資來源，以保證經營、償還到期債務以及資本性支出所需的資金。據此，本公司董事會確信以持續經營為基礎編製本年度財務報表是恰當的，無需包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

(i) 本集團已採納的新訂及已修改的準則

本集團已採用下列目前與本集團的業務相關且必須於二零一一年一月一日開始的財政年度首次採用的新訂準則及對現有準則的修改：

- 第三個改進項目中與國際財務報告準則7「金融工具：披露」相關的修改，該項修改強調了與金融工具風險相關的定性披露和定量披露的關聯性。該項修改於二零一一年一月一日或之後開始的年度期間適用，對本集團並無重大影響。

- 第三個改進項目中與國際會計準則1「財務報表的呈報」相關的修改，該項修改澄清了主體可在權益變動表或附註中按報表項目呈報其他綜合收益的組成。該項修改於二零一一年一月一日或之後開始的年度期間適用，對本集團並無重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) New and amended standards adopted by the Group (continued)

- The improvement related to IAS 27 "Consolidated and separate financial statements" in the Third Improvement Project clarifies that the consequential amendments from IAS 27 made to IAS 21 "The effect of changes in foreign exchange rates", IAS 28 "Investments in associates" and IAS 31 "Interests in joint ventures" apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS 27 is applied earlier. This improvement is applicable to the financial year beginning on or after 1 July 2010 and has no material impact on the Group.

(ii) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2011 but not currently relevant to the Group

IAS 32 (Amendment)	Financial Instruments: Disclosure and Presentation – Classification of Rights Issue
IFRS 1 (Amendment)	First-time Adoption of IFRSs – Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters
IFRIC – Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement
IFRIC – Int 19	Extinguishing Financial Liabilities with Equity Instruments

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 本集團已採納的新訂及已修改的準則(續)

- 第三個改進項目中與國際會計準則27「合併和單獨財務報表」相關的修改，該項修改澄清了因對國際會計準則27之變更，需對國際會計準則21「外滙滙率轉換的影響」和國際會計準則28「投資於聯營公司」及國際會計準則31「投資於合營公司」的修改，需於二零零九年七月一日或之後開始的年度期間或於提早採納國際會計準則27時以未來適用法應用。該項修改於二零一零年七月一日或之後開始的年度期間適用，對本集團並無重大影響。

(ii) 於二零一一年一月一日開始的財政年度生效但目前不適用於本集團的新訂準則及對現有準則的修改

國際會計準則32(修改)	金融工具：披露與列報－配股的分類
國際財務報告準則1(修改)	首次採納國際財務報告準則－對首次採納者執行國際財務報告準則7披露的比較數據的有限豁免
國際財務報告解釋委員會解釋公告14(修改)	最低資金規定的預付款
國際財務報告解釋委員會解釋公告19	以權益工具取代金融負債

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2011 and which are relevant for the Group's operations

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2011 or later periods, but the Group has not early adopted them:

- IAS 19 (Amendment) (effective from 1 January 2013). This amendment eliminate the corridor approach and calculate finance costs on a net funding basis. The Group will apply the standard retrospectively from 1 January 2013. The management is in the process of evaluating the impact of IAS 19 (Amendment) on the Group.

- Amendment to IFRS 7 "Financial instruments: Disclosures' on derecognition" (effective from 1 July 2011). This amendment will promote transparency in the reporting of transfer transactions and improve users' understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity's financial position, particularly those involving securitisation of financial assets. Earlier application subject to EU endorsement is permitted. This amendment is not expected to have material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋

以下為已公佈的準則、修改及對現有準則的詮釋，而本集團必須在二零一一年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際會計準則19(修改)(從二零一三年一月一日起生效)。此項修改刪除了區間法和按淨注資基準計算財務成本。集團將從二零一三年一月一日起採納這一政策。管理層正在評估國際會計準則19(修改)對本集團的影響。

- 國際財務報告準則7(修改)「披露：金融工具的轉讓」(從二零一一年七月一日起生效)。此項修改將加強轉讓交易報告的透明度，並有助於使用者了解金融資產轉讓的風險以及此等風險對主體財務狀況的影響，尤其是涉及金融資產證券化的風險。此項修改歐盟允許提前採納。此會計政策的變動預期不會對本集團或本公司的財務報告產生重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2011 and which are relevant for the Group's operations (continued)

- IFRS 9 'Financial Instruments' (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity's business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity's business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from 1 January 2013 and it is not expected to have material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) 仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告準則9「金融工具」(從二零一三年一月一日起生效)。此項新準則對金融工具的分類和計量進行規範，主要有以下變化：(i)將金融資產只分類為攤余成本和公允價值二個分類，對金融資產的分類是以主體管理金融資產的業務模式及金融資產的合同現金流特徵為依據。(ii)取消了將嵌入衍生工具從金融資產主合同中分拆出來的規定，而是要求將混合合同整體分類為攤余成本或公允價值。(iii)除非在主體的業務模式發生變化的罕見情形下，國際財務報告準則9禁止報告主體對金融資產進行重分類。在需要重分類的情況下，主體應對受到影響的金融資產按未來適用法進行重分類。(iv)對於產生信用風險集中的合同掛鈎金融工具提供了具體指引，而此類工具則是經常存在於對證券化結構性債券的投資。(v)國際財務報告準則9的分類原則指出，所有者權益投資應以公允價值計量。然而，管理層可以選擇將非為交易目的而持有的權益投資的已實現和未實現的公允價值利得和損失計入其他綜合收益。(vi)取消了無市價權益投資和與其相關的衍生工具的成本計量豁免，但提供了關於哪個時點的成本可以作為公允價值的適當估計的指引。本集團將會由二零一三年一月一日起採納國際財務報告準則9。預期不會對本集團或本公司的財務報表有任何重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) *New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2011 and which are relevant for the Group's operations (continued)*

- IFRS 10 "Consolidated financial statements" (effective from 1 January 2013). The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. Sets out the accounting requirements for the preparation of consolidated financial statements. The Group will apply the standard from 1 January 2013 and it is not expected to have material impact on the Group's or Company's financial statements.

- IFRS 13 "Fair value measurement" (effective from 1 January 2013). IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles ("US GAAP"), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group will apply the standard from 1 January 2013 and it is not expected to have material impact on the Group's or Company's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) *仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)*

- 國際財務報告準則10「合併報表」(從二零一三年一月一日起生效)。國際財務報告準則10旨在就某一主體如控制一個或多個其他主體而呈報合併財務報表，訂定呈報和編製合併財務報表的原則。界定控制的原則並確立控制權為合併的基準。列明如何應用控制權原則以確定某一投資者是否控制某一被投資公司從而該投資者必須合併該被投資公司。該準則亦列載編製合併財務報表的會計規定。本集團將會從二零一三年一月一日起採納國際財務報告準則10。預期不會對本集團或本公司的財務報表有任何重大影響。

- 國際財務報告準則13「公允價值計量」(從二零一三年一月一日起生效)。國際財務報告準則13旨在加強公允價值的計量和披露的一致性和減低其複雜性，為公允價值提供了一個精確定義，並作為所有國際財務報告準則中有關公允價值計量和披露規定的單一來源。此準則主要為配合國際財務報告準則與美國公認會計原則，並不是擴展公允價值會計法的應用，但提供指引説明如果其他準則(在國際財務報告準則或美國公認會計原則內)已規定或容許時該如何應用。本集團將會從二零一三年一月一日起採納國際財務報告準則10。預期不會對本集團或本公司的財務報表有任何重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group's voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The Group recognises any non-controlling interest in the acquiree on an acquisition – by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

2. 重要會計政策摘要(續)

(b) 合併賬目

合併賬目包括本公司及所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司指本集團有權管控其財政及經營政策的所有主體(包括特殊目的主體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一主體時,目前可行使或可兌換的潛在投票權的存在及影響均予考慮。如本集團不持有超過50%投票權,但有能力基於實質控制權而管控財務和經營政策,也會評估是否存在控制權。實質控制權可來自例如增加非控制性權益的數目或股東之間的合約條款等情況。

附屬公司在控制權轉移至本集團之日全面合併入賬。附屬公司在控制權終止之日起停止合併入賬。

本集團利用購買法將業務合併入賬。購買一附屬公司所轉讓的對價,為所轉讓資產、對被收購方的前所有人產生的負債,及本集團發行的股本權益的公允價值。所轉讓的對價包括或有對價安排所產生的任何資產和負債的公允價值。就個別收購基準,本集團可按公允價值或按非控制性權益應佔被購買方淨資產的比例,計量被收購方的非控制性權益。

購買相關成本在產生時支銷。在業務合併中所購買可辨認的資產以及所承擔的負債及或有負債,首先以彼等於購買日期的公允價值計量。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(i) Subsidiaries (continued)

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed (Note (k)(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(i) 附屬公司(續)

如業務合併分階段進行，收購方之前在被收購方持有的權益按收購日期的公允價值重新計量，並確認損益。

集團將轉讓的任何或有對價按收購日期的公允價值計量。被視為資產或負債的或有對價公允價值的其後變動，根據國際會計準則39的規定，在損益中或作為其他綜合收益的變動確認。分類為權益的或有對價不重新計量，其之後的結算在權益中入賬。

附屬公司投資按成本扣除減值列賬。成本經調整以反映修改或有對價所產生的對價變化，成本亦包括投資的直接歸屬成本。

商譽初步計量為轉讓對價與非控制性權益的公允價值總額，超過所購入可辨認資產和承擔負債淨值的差額(附註(k)(i))。如果對價低過所購買附屬公司淨資產的公允價值，該差額在損益中確認。

集團內公司之間的交易、結餘及收支予以對銷。來自集團內公司間的利潤和損失(確認於資產)亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(ii) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii) Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

(iv) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(ii) 與非控制權益的交易

本集團將其與非控制性權益進行、不導致失去控制權的交易入賬為權益交易－即與所有者以其作為所有者身份進行的交易。所支付任何對價的公允價值與相關應佔所收購附屬公司淨資產賬面值的差額記錄為權益。向非控制性權益的處置的盈虧亦記錄在權益中。

(iii) 出售附屬公司

當本集團不再持有控制權，在主體的任何保留權益於失去控制權當日重新計量至公允價值，賬面值的變動在損益中確認。公允價值為就保留權益的後續入賬而言的初始賬面值，作為聯營、合營或金融資產。此外，之前在其他綜合收益中確認的任何數額猶如本集團已直接處置相關資產和負債。這意味著之前在其他綜合收益中確認的數額重新分類至損益。

(iv) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iv) Associates (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(v) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iv) 聯營公司(續)

本集團應佔收購後聯營公司的溢利或虧損於合併利潤表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在聯營公司的攤薄盈虧於合併利潤表確認。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列賬(附註2(m))。聯營公司之業績由本公司按已收及應收股息入賬。

(v) 合營公司

合營公司是指本集團，在合約條款下，對其經營活動擁有共同控制決定權的實體。本集團對合營公司的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(v) Jointly controlled entities (continued)

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(m)). The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

(c) Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(v) 合營公司(續)

本集團根據合營公司經審計或管理層提供的財務報告，按權益法確認對合營公司的權益份額。本集團自收購日起應佔合營公司的溢利或虧損計入合併利潤表，自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的合營公司虧損已超過或等於其投資成本，包括任何其他非抵押的應收款，本集團不會確認進一步虧損，除非本集團已代合營公司承擔責任或作出付款。

本集團對向合營公司出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向合營公司購入資產而產生之應佔合營企業盈虧，除非其已將資產轉售予獨立的第三方。然而，若有關虧損證明流動資產的可變現淨值減少或出現減值虧損，交易虧損即時確認。

在本公司之資產負債表內，於合營公司之投資按成本值扣除減值虧損準備列賬(附註2(m))。合營公司之業績由本公司按已收及應收股息入賬。

(c) 分部報告

經營分部按照向首席經營決策者提供的內部報告貫徹一致的方式報告。首席經營決策者被認定為作出決策性決定，並負責分配資源和評估經營分部的表現的總經理辦公室。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the functional and presentation currency of the Company and the Group's entities.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within 'finance income or costs'.

(d) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。本財務報表以人民幣呈報，人民幣為本公司及本集團每個實體的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在利潤表確認。

與借款和現金及現金等價物有關的匯兑利得和損失在利潤表內的「財務收入或費用」中列報。

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(e) 收入的確認與預售票款

收入指本集團在日常經營活動過程中出售貨品及提供服務的已收或應收對價的公允值。收入在扣除營業税及增值税、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團即確認收入。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團根據其以往業績並考慮客戶類別、交易種類和每項安排的特點作出估計。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition and sales in advance of carriage (continued)

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired.

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Ground service income

Revenues from the provision of ground services are recognised when the services are rendered.

(iii) Tour operation revenues

Revenues from tour and travel services and other travel related services are recognised when the services are rendered.

(iv) Cargo handling income

Revenues from the provision of cargo handling income are recognised when the service are rendered.

(v) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

(vi) Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售票款(續)

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售票款。

(ii) 地勤服務收入

地勤服務收入於提供服務時確認。

(iii) 旅遊服務收入

旅遊服務及其他旅遊相關服務均在提供服務時確認收入。

(iv) 貨運處理費收入

提供貨運處理服務的收入將會在服務提供時予以確認。

(v) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(vi) 其他營運收入

其他營運收入包括貨運代理的收入均在提供服務時確認。

飛機的分租收入以直線法在相應租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(h) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

(i) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2. 重要會計政策摘要(續)

(f) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在利潤表中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在利潤表確認。

(g) 維修與大修費用

對於經營性租賃的飛機及發動機，本集團有責任滿足約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法計提。

對於本公司自置及融資租賃的飛機及發動機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(附註2(l))。

其他日常維修於發生時計入利潤表。

(h) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘若貸款或應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款或應收賬款之利息收入利用原實際利率確認。

(i) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本直接計入當期費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策摘要(續)

(j) 當期和遞延所得稅

本期間的稅項支出包括當期和遞延稅項。稅項在利潤表中確認，但與在其他綜合收益中或直接在權益中確認的項目有關者則除外。在該情況下，稅項亦分別在其他綜合收益或直接在權益中確認。

當期所得稅支出根據本公司、其附屬公司、聯營公司及合營公司營運及產生應課稅收入的國家於資產負債表日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅採用負債法就資產和負債的稅基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異撥備。然而，若遞延所得稅負債因商譽的初步確認而產生或遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧的，則不作記賬。遞延稅項採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是確認至未來很可能產生之應課稅盈利可抵銷的暫時性差異。

遞延稅項就附屬公司、聯營公司及合營公司投資產生之暫時差異而撥備，但本集團可以控制暫時差異之撥回時間，且暫時差異在可預見將來有可能不會撥回則除外。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "**intangible assets**". Goodwill on acquisition of associates and jointly controlled entities is included in "**investments in associates**" and "**investments in jointly controlled entities**" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units according to the identified operating segments that are expected to benefit from the business combination in which the goodwill arose.

(ii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expense when incurred.

2. 重要會計政策摘要(續)

(k) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及合營公司的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及合營公司的商譽包括在聯營公司及合營公司投資內，並作為整體結餘的一部份一並就減值進行測試。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不予撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試之目的，商譽會分配至現金產生單元。此項將商譽分配到現金產生單元或現金產生單元組乃根據預期可從業務合併產生的商譽中得益的可識別經營分部。

(ii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other fight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement.

2. 重要會計政策摘要(續)

(l) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5至7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並計入利潤表。

除上述與大修費用有關的部件外，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本。用於計算每年折舊費用的預計可使用年限列示如下：

自置及融資租賃飛機及發動機	15至20年
其他飛行設備，包括高價周轉件	10年
樓宇	15至45年
其他物業、機器及設備	5至20年

資產的殘值及預計使用年限於資產負債表日重新評估並在適當時作調整。如果資產的賬面價值大於其預期可回收額，則賬面價值將立即減低以可回收金額列報。

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於利潤表中予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Property, plant and equipment (continued)

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(m) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are Grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n) Assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and are classified as assets held for sale.

(o) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(p) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

2. 重要會計政策摘要(續)

(l) 物業、機器及設備(續)

在建工程為興建中的樓宇及待安裝的設備。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並達到可使用狀態前，不計提折舊。

(m) 附屬公司、聯營公司、合營公司及非金融資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值跡象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公允值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

(n) 持有待售資產

當非流動資產的賬面值極可能透過出售交易收回而非通過使用實現，則將其分類為持有待售資產，按賬面值與公允價值減去處置費用兩者的較低者列賬。

(o) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(p) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應資本化利息確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(q) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(q) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、關稅、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(r) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(r) 應收賬款

應收賬款以公允價值初始確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可視為該應收賬款有計提減值準備的跡象。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在利潤表內確認。如一項應收賬款無法收回，該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回，將貸記於利潤表內。

(s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(s) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(t) Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(t) 應付賬款

應付賬款為在日常經營活動中購買商品或服務而應支付的債務。如應付款的支付日期在一年或以內(如仍在正常經營週期中，則可較長時間)，其被分類為流動負債；否則分類為非流動負債。

應付賬款以公允價值為初始確認，其後利用實際利率法按攤銷成本計量。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date in which case such borrowings are classified as non-current liabilities.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. 重要會計政策摘要(續)

(u) 借款

借款按公允值並扣除產生的交易成本初始確認。借款其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在利潤表確認。

除非本集團有無條件權利將負債的結算遞延至資產負債表日後最少12個月，該借款分類為非流動負債，否則借款分類為流動負債。

(v) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而有可能需要資源流出以償付責任，金額亦能可靠估計時，則本集團需確立撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的撥備的增加則被確認為財務費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Leases

(i) *A Group company is the lessee*

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used.

2. 重要會計政策摘要(續)

(w) 租賃

(i) *集團內的公司為承租人*

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予本集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，在扣除財務費用後，列報於應付款的流動及長期部份。財務費用於租約期內在利潤表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延並按最低租賃期攤銷。

經營租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在利潤表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外，則所有損益應立即予以確認。其後的利得與損失將會在整個使用期內予以分期確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Leases (continued)

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(x) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (**the vesting period**). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

2. 重要會計政策摘要(續)

(w) 租賃(續)

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中,並按同類物業、機器及設備的預計可使用年限計提折舊,產生的租金收入按直線法於租賃期內確認入賬。

(x) 僱員退休後福利

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列於利潤表。

此外,本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值,同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益,超過計劃資產的10%與定額福利負債的10%兩者間較高者部份,按僱員的預計平均尚可工作年限平均計入利潤表。

以前服務費用直接記入利潤表,除非該等退休計劃變化需視乎僱員於特定期間(「**受益期**」)之剩餘服務而定。在此情況下,以前服務費用則在受益期內按直線法攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

2. 重要會計政策摘要(續)

(y) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在利潤表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在利潤表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至利潤表內確認。

(ii) 無效部份的公允值變動會立即於利潤表內予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments (continued)

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(z) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(aa) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

2. 重要會計政策摘要(續)

(y) 金融衍生工具(續)

當被對沖項目的剩餘期限超過12個月時，對沖衍生工具的全數公平值會被分類為非流動資產或負債，而當被對沖項目的剩餘期限少於12個月時，對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

當一對沖工具到期或出售時，或當一對沖不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於利潤表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即轉入利潤表中列支。

(z) 可供出售金融資產

除附屬公司、聯營公司及合營公司外的非買賣用途的證券投資，分類為可供出售金融資產並在交易日確認－交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個資產負債表日評估金融資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入利潤表。

本集團在每個資產負債表日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售金融資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在利潤表確認的任何減值虧損計算)自權益中剔除並在利潤表記賬。在利潤表確認的股權工具減值虧損不會透過利潤表撥回。

(aa) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The overall risk management strategies, as well as policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

(i) Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (resulting from purchases and leases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 38(b) to the financial statements.

3. 金融風險管理

(a) 金融風險因素

本集團的活動受多種財務風險：市場風險(包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團在管理層認為必要時利用衍生金融工具對沖若干的風險。

風險管理由資金部(「集團資金部」)按照董事會批准的政策執行。集團資金部透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。整體風險管理戰略，以及若干特定範疇，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用政策等，均由董事會批復。

(i) 外匯風險

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(源於購買或租賃飛機)大多是以美元等貨幣計價和結算的。本集團可能面臨多種外幣與人民幣滙率變動風險。人民幣是受中國政府管制的非自由兑換貨幣。中國政府在外幣滙兑交易方面的限制可能導致未來滙率相比現行或歷史滙率波動較大。

此外，匯率的波動還將影響本集團未來飛機、航材、航油、起降費等來源於境外的採購成本。

本集團通過簽訂一定的外匯遠期期權合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表附註38(b)相關部份。

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(i) Foreign currency risk (continued) *(i) 外匯風險(續)*

The following table details the Group's and the Company's exposure at the balance sheet date to major currency risk.

下表披露了集團及公司在財務報告日的外匯風險。

Group 集團

		2011 二零一一年			2010 二零一零年		
		USD 美元 RMB'000 人民幣千元	**Euro 歐元 RMB'000 人民幣千元**	**JPY 日元 RMB'000 人民幣千元**	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,324,445**	**130,948**	**164,780**	1,778,205	84,424	134,822
Cash and cash equivalents	現金及現金等價物	**520,976**	**19,753**	**5,425**	263,051	30,592	12,705
Deposits relating to aircraft under operating leases	經營性租賃飛機押金	**594,354**	**-**	**-**	610,866	-	-
Trade and other payables	應付賬款及其他應付款	**(448,593)**	**(278)**	**(2,754)**	(615,553)	(678)	(22,891)
Obligations under finance leases	融資租賃負債	**(17,891,918)**	**-**	**-**	(16,740,266)	-	-
Borrowings	借款	**(24,994,674)**	**-**	**-**	(22,072,121)	-	-
Currency derivatives at notional value	衍生工具名義本金	**289,841**	**-**	**-**	317,890	-	-
Net balance sheet exposure	資產負債表淨值	**(40,605,569)**	**150,423**	**167,451**	(36,457,928)	114,338	124,636

Company 公司

		2011 二零一一年			2010 二零一零年		
		USD 美元 RMB'000 人民幣千元	**Euro 歐元 RMB'000 人民幣千元**	**JPY 日元 RMB'000 人民幣千元**	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,056,966**	**11,438**	**158,343**	970,089	50,461	132,581
Cash and cash equivalents	現金及現金等價物	**453,753**	**7,938**	**1,021**	181,499	22,888	7,445
Deposits relating to aircraft under operating leases	經營性租賃飛機押金	**262,420**	**-**	**-**	233,703	-	-
Trade and other payables	應付賬款及其他應付款	**(432,582)**	**-**	**-**	(457,595)	-	(20,046)
Obligations under finance leases	融資租賃負債	**(14,133,574)**	**-**	**-**	(13,448,836)	-	-
Borrowings	借款	**(18,587,048)**	**-**	**-**	(17,661,867)	-	-
Currency derivatives at notional value	衍生工具名義本金	**289,841**	**-**	**-**	317,890	-	-
Net balance sheet exposure	資產負債表淨值	**(31,090,224)**	**19,376**	**159,364**	(29,865,117)	73,349	119,980

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(i) Foreign currency risk (continued) *(i) 外匯風險(續)*

The following table indicates the approximate change in the Group's profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

下表顯示於資產負債表日，倘人民幣對其他貨幣升值1%，對本集團和本公司的稅前損益及權益的其他組成部分的影響。

Group 集團

		2011 二零一一年		2010 二零一零年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**406,797**	**(222)**	359,256	8,346
Euro	歐元	**(1,504)**	**–**	(1,143)	–
Japanese Yen	日元	**(1,675)**	**–**	(1,246)	–

Company 公司

		2011 二零一一年		2010 二零一零年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**311,644**	**(222)**	293,329	8,346
Euro	歐元	**(194)**	**–**	(733)	–
Japanese Yen	日元	**(1,594)**	**–**	(1,200)	–

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(a) Financial risk factors (continued)

(a) 金融風險因素(續)

(ii) Interest rate risk

(ii) 利率風險

The Group's interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

本集團的利率風險主要來自借款及融資租賃負債。按變動利率借入的借款令本集團承受現金流量利率風險。按固定利率借入的借款令本集團承受公允值利率風險。本集團借款利率、償還條款以及利率掉期披露於財務報告的附註32和附註38(a)。

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

為了對沖由於市場利率變化所引起的現金流變動，本集團透過一定的利率掉期合約將浮動利率轉化為固定利率。

The following table details the interest rate profiles of the Group's and the Company's interest-bearing financial instruments at the balance sheet date.

下表顯示了集團及公司在財務報告日的帶息金融工具的概況。

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Floating rate instruments	**浮動利率工具**				
Cash and cash equivalents	現金及現金等價物	**3,852,681**	3,067,661	**847,544**	844,084
Deposits with banks with original maturity over three months but less than a year	超過三個月但少於一年的短期存款	**2,616,057**	462,768	**110,782**	89,601
Restricted bank deposits	限制性銀行存款	**278,230**	1,486,362	**249,386**	1,466,463
Borrowings	借款	**(35,256,801)**	(32,088,011)	**(26,133,256)**	(26,133,256)
Obligation under finance leases	融資租賃負債	**(20,260,822)**	(19,208,333)	**(16,134,172)**	(15,877,872)
		(48,770,655)	(46,279,553)	**(41,059,716)**	(39,610,980)
Interest rate swaps at notional amount	利率互換合約名義本金	**4,075,758**	4,048,530	**4,075,758**	4,048,530
		(44,694,897)	(42,231,023)	**(36,983,958)**	(35,562,450)

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(ii) Interest rate risk (continued) *(ii) 利率風險(續)*

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Fixed rate instruments	**固定利率工具**				
Borrowings	借款	**(6,517,792)**	(6,477,646)	**(4,455,859)**	(4,455,859)
Interest rate swaps at notional amount	利率互換合約名義本金	**303,368**	375,434	**303,368**	375,434
		(6,214,424)	(6,102,212)	**(4,152,491)**	(4,080,425)

The following table indicates the approximate change in the Group's profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant.

下表顯示了在其他變量保持穩定的情況下，並考慮利率互換影響後，若利率上升25個基準點對集團及公司的損益以及權益的其他組成部份的影響。

		2011 二零一一年		2010 二零一零年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
Floating rate instruments	浮動利率工具	**(118,952)**	**(10,189)**	(110,424)	(10,121)

(iii) Fuel price risk *(iii) 航油價格風險*

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 37% of the Group's operating expenses (2010: 31%).

由於航油為本集團一項主要營運支出，因此本集團的業績容易受到航油價格波動所影響。航油支出佔集團營運支出的37%(二零一零年：31%)。

In 2011, the Group did not enter into any new crude oil option contracts, and all the contracts signed in past years were settled before 31 December 2011.

於二零一一年，本集團未簽訂新的原油期權合約，且以前年度簽訂的原油期權合約已於二零一一年十二月三十一日前全部到期。

For the year ended 31 December 2011, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group's fuel cost would have been RMB1,461 million higher/lower.

於二零一一年十二月三十一日止年度，在其他變量保持不變的情況下(不包括原油期權的影響)，倘若平均航油價格上升／降低5%，本集團航油成本將上升／降低人民幣14.61億元。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB756 million as at 31 December 2011 (2010: approximately RMB804 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 45(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high credit rating. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理人的信貸風險。

本集團的應收賬款中大部份為應收參與「開賬與結算計畫」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。於二零一一年十二月三十一日，本集團應收BSP代理人的款項約為人民幣7.56億元(二零一零年：人民幣8.04億元)。集團對於和BSP有關的信貸風險和其餘應收賬款持續維護，同時，管理層評估其壞賬減值準備的可能性，在必要時，適當地計提壞賬減值準備。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(附註45(c) (iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與信用等級評價較高的金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 31 December 2011, the Group's net current liabilities amounted to RMB29,679 million (2010: RMB27,184 million). For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB13,623 million (2010: inflow RMB10,641 million), a net cash outflow from investing activities and financing activities of RMB12,803 million (2010: outflow RMB9,285 million), and an increase in cash and cash equivalents of RMB820 million (2010: increase RMB1,356 million).

The Directors of the Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險

本集團的主要現金需求用於日常運營，飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃或銀行貸款的方式來購買飛機。

本集團是在淨流動負債下經營，於二零一一年十二月三十一日，本集團淨流動負債為人民幣296.79億元(二零一零年：人民幣271.84億元)。於二零一一年十二月三十一日止年度，本集團錄得的經營活動現金淨流入約為人民幣136.23億元(二零一零年：流入人民幣106.41億元)，投資活動及融資活動的淨現金流出約為人民幣128.03億元(二零一零年：流出人民幣92.85億元)，現金及現金等價物增加約人民幣8.20億元(二零一零年：增加約人民幣13.56億元)。

本公司董事認為本集團將可通過營運及銀行短期及長期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金(附註2(a))。

122

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk (continued)

The table below analyses the Group's and the Company's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

下表顯示本集團和本公司的金融負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由資產負債表日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

		Group 集團			
		Less than 1 year 1年以下 RMB'000 人民幣千元	Between 1 and 2 years 1至2年內 RMB'000 人民幣千元	Between 2 and 5 years 2至5年內 RMB'000 人民幣千元	Over 5 years 5年以上 RMB'000 人民幣千元
At 31 December 2011	**二零一一年十二月三十一日**				
Borrowings	借款	**19,129,172**	**8,959,738**	**10,053,089**	**6,255,055**
Derivative financial instruments	金融衍生工具	**1,099**	**1,987**	**110,487**	**219,411**
Obligations under finance leases	融資租賃負債	**2,790,844**	**2,846,797**	**7,836,047**	**8,448,826**
Trade and other payables	應付賬款及其他應付款	**18,650,034**	**71,410**	**148,515**	**67,210**
Total	**總額**	**40,571,149**	**11,879,932**	**18,148,138**	**14,990,502**
At 31 December 2010	二零一零年十二月三十一日				
Borrowings	借款	16,113,516	8,591,821	9,140,195	6,729,831
Derivative financial instruments	金融衍生工具	61,857	4,920	131,903	117,727
Obligations under finance leases	融資租賃負債	2,476,451	2,539,816	7,498,600	8,359,802
Trade and other payables	應付賬款及其他應付款	18,151,076	8,830	336,761	314,944
Total	總額	36,802,900	11,145,387	17,107,459	15,522,304

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) *(v) 流動資金風險(續)*

		Company 公司			
		Less than 1 year 1年以下 RMB'000 人民幣千元	Between 1 and 2 years 1至2年內 RMB'000 人民幣千元	Between 2 and 5 years 2至5年內 RMB'000 人民幣千元	Over 5 years 5年以上 RMB'000 人民幣千元
At 31 December 2011	**二零一一年十二月三十一日**				
Borrowings	借款	**15,480,104**	**7,656,356**	**4,803,315**	**3,630,257**
Derivative financial instruments	金融衍生工具	**1,099**	**1,987**	**110,487**	**219,411**
Obligations under finance leases	融資租賃負債	**2,278,734**	**2,298,934**	**6,190,003**	**6,690,780**
Trade and other payables	應付賬款及其他應付款	**13,905,802**	**71,410**	**80,041**	**67,210**
Total	**總額**	**31,665,739**	**10,028,687**	**11,183,846**	**10,607,658**
At 31 December 2010	二零一零年十二月三十一日				
Borrowings	借款	13,078,606	7,077,711	7,010,991	4,977,282
Derivative financial instruments	金融衍生工具	61,857	4,920	131,903	117,727
Obligations under finance leases	融資租賃負債	2,084,165	2,137,332	6,251,938	6,854,100
Trade and other payables	應付賬款及其他應付款	14,552,006	8,830	268,526	314,944
Total	總額	29,776,634	9,228,793	13,663,358	12,264,053

3. FINANCIAL RISK MANAGEMENT (continued)

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at 31 December 2011 and 2010 were as follows:

3. 金融風險管理(續)

(b) 資本風險管理

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有者提供利益，同時維持最佳的資本結構以減低資本成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、發行新股或出售資產以減低債務。

本集團利用資產負債率監察其資本，此比率按照總負債除以總資產計算。於二零一一年及二零一零年十二月三十一日，資產負債率如下：

		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Total liabilities	總負債	**92,933,774**	86,771,830
Total assets	總資產	**114,738,881**	103,333,716
Debt ratio	資產負債率	**0.81**	0.84

(c) Fair value estimation of financial assets and liabilities

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

(c) 金融資產和金融負債的公允值評估

下表分析了通過公允价值計量架構披露金融工具的公允價值。不同層級的定義如下：

- 相同資產或負債在活躍市場的報價(未經調整)(第1層)。
- 除了第1層所包括的報價外，該資產和負債的可觀察的其他輸入，可為直接(即例如價格)或間接(即源自價格)(第2層)。
- 資產和負債並非依據可觀察市場數據的輸入(即非可觀察輸入)(第3層)。

3. FINANCIAL RISK MANAGEMENT (continued) 3、金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued) (c) 金融資產和金融負債的公允值評估(續)

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2011 and 31 December 2010.

下表顯示本集團資產和負債按二零一一年及二零一零年十二月三十一日計量的公允價值。

		Group 集團			
		Level 1 第1層 RMB'000 人民幣千元	**Level 2 第2層 RMB'000 人民幣千元**	**Level 3 第3層 RMB'000 人民幣千元**	**Total 第4層 RMB'000 人民幣千元**
At 31 December 2011	**二零一一年十二月三十一日**				
Assets	**資產**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 38(a))	–利率互換合約(附註38(a))	**–**	**4,279**	**–**	**4,279**
– Forward foreign exchange contracts (Note 38(b))	–外匯遠期合約(附註38(b))	**–**	**86**	**–**	**86**
Available-for-sale financial assets	可供出售金融資產	**2,344**	**–**	**238,036**	**240,380**
Total	**總額**	**2,344**	**4,365**	**238,036**	**244,745**
Liabilities	**負債**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 38(a))	–利率互換合約(附註38(a))	**–**	**267,909**	**–**	**267,909**
– Forward foreign exchange contracts (Note 38(b))	–外匯遠期合約(附註38(b))	**–**	**65,075**	**–**	**65,075**
Total	**總額**	**–**	**332,984**	**–**	**332,984**

		Group 集團			
		Level 1 第1層 RMB'000 人民幣千元	Level 2 第2層 RMB'000 人民幣千元	Level 3 第3層 RMB'000 人民幣千元	Total 第4層 RMB'000 人民幣千元
At 31 December 2010	二零一零年十二月三十一日				
Assets	資產				
Derivatives financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	–原油期權合約(附註38(c))	–	18,970	–	18,970
– Interest rate swaps (Note 38(a))	–利率互換合約(附註38(a))	–	52,081	–	52,081
Available-for-sale financial assets	可供出售金融資產	5,469	–	236,536	242,005
Total	總額	5,469	71,051	236,536	313,056
Liabilities	負債				
Derivatives financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	–原油期權合約(附註38(c))	–	48,612	–	48,612
– Interest rate swaps (Note 38(a))	–利率互換合約(附註38(a))	–	191,247	–	191,247
– Forward foreign exchange contracts (Note 38(b))	–外匯遠期合約(附註38(b))	–	76,548	–	76,548
Total	總額	–	316,407	–	316,407

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued) (c) 金融資產和金融負債的公允值評估(續)

		Company 公司			
		Level 1 第1層 RMB'000 人民幣千元	**Level 2 第2層 RMB'000 人民幣千元**	**Level 3 第3層 RMB'000 人民幣千元**	**Total 第4層 RMB'000 人民幣千元**
As at 31 December 2011	**二零一一年十二月三十一日**				
Assets	**資產**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 38(a))	一利率互換合約(附註38(a))	**–**	**4,279**	**–**	**4,279**
– Forward foreign exchange contracts (Note 38(b))	一外匯遠期合約(附註38(b))	**–**	**86**	**–**	**86**
Available-for-sale financial assets	可供出售金融資產	**–**	**–**	**221,557**	**221,557**
Total	**總額**	**–**	**4,365**	**221,557**	**225,922**
Liabilities	**負債**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 38(a))	一利率互換合約(附註38(a))	**–**	**267,909**	**–**	**267,909**
– Forward foreign exchange contracts (Note 38(b))	一外匯遠期合約(附註38(b))	**–**	**65,075**	**–**	**65,075**
Total	**總額**	**–**	**332,984**	**–**	**332,984**

		Company 公司			
		Level 1 第1層 RMB'000 人民幣千元	Level 2 第2層 RMB'000 人民幣千元	Level 3 第3層 RMB'000 人民幣千元	Total 第4層 RMB'000 人民幣千元
As at 31 December 2010	二零一零年十二月三十一日				
Assets	資產				
Derivatives financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	一原油期權合約(附註38(c))	–	18,970	–	18,970
– Interest rate swaps (Note 38(a))	一利率互換合約(附註38(a))	–	52,081	–	52,081
Available-for-sale financial assets	可供出售金融資產	3,672	–	220,057	223,729
Total	總額	3,672	71,051	220,057	294,780
Liabilities	負債				
Derivatives financial instruments	金融衍生工具				
– Crude oil option contracts (Note 38(c))	一原油期權合約(附註38(c))	–	48,612	–	48,612
– Interest rate swaps (Note 38(a))	一利率互換合約(附註38(a))	–	191,247	–	191,247
– Forward foreign exchange contracts (Note 38(b))	一外匯遠期合約(附註38(b))	–	76,548	–	76,548
Total	總額	–	316,407	–	316,407

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry Group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允值評估(續)

在活躍市場買賣的金融工具的公允價值根據資產負債表日的市場報價列賬。當報價可即時和定期從證券交易所、交易商、經紀、業內人士、定價服務者或監管代理獲得，而該等報價代表按公平交易基準進行的實際和常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。

沒有在活躍市場買賣的金融工具(例如場外衍生工具)的公允價值利用估值技術釐定。估值技術儘量利用可觀察市場數據(如有)，儘量少依賴主體的特定估計。如計算一金融工具的公允價值所需的所有重大輸入為可觀察數據，則該金融工具列入第2層。

如一項或多項重大輸入並非根據可觀察市場數據，則該金融工具列入第3層。

用以估值金融工具的特定估值技術包括：

- 同類型工具的市場報價或交易商報價。
- 利率掉期的公允價值根據可觀察收益率曲線，按估計未來現金流量的現值計算。
- 遠期外匯合同的公允價值利用資產負債表日期的遠期匯率釐定，而所得價值折算至現值。
- 其他技術，例如折算現金流量分析，用以釐定其餘金融工具的公允價值。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilisation rate and discount rates, etc.

(b) Fair value of assets held for sale

Assets held for sale are stated the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy stated in Note 2(n). The fair value of assets has been determined by reference to the estimated market value and/or available price quotes provided by the potential buyers.

(c) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

4. 重要會計估計及判斷

編製財務報表時所採用的估計和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估計和假設。會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估計和假設討論如下：

(a) 預計物業、機器及設備和無形資產減值

根據財務報表附註2(m)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照公允價值扣除銷售成本以及使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設，例如客運公里收入水準、載運率、飛機利用率及貼現率等，計算所得。

(b) 持有待售資產的公允價值

根據附註2(n)所述的會計政策，持有待售資產按照賬面值及公允價值減出售成本孰低計價。持有待售資產的公允價值是通過參考市場評估價值和／或潛在購買者提供的價格來決定的。

(c) 收入的確認

本集團根據附註2(e)所述的會計政策確認收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(d) Frequent flyer programme

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits and estimated fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

(e) Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(f) Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

4. 重要會計估計及判斷(續)

(d) 常旅客計劃

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。遞延收入乃根據歷史積分的兑換情況估計未來積分的兑換率及未兑換里程的公允價值而釐定，不同的判斷或估計對預計的常旅客計劃撥備及當期損益有重大影響。

(e) 物業、機器及設備的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

除機身和發動機相關的大修費用外，其他物業、機器及設備在考慮其估計殘值後按預計使用年限以直線法計提折舊。可使用年限是本集團根據以往同類資產的經驗並結合預期的技術改變確定。本集團定期審閲資產的預計可使用年限，以確定在任何報告期間折舊費用的準確記錄。如果估計發生重大變化，集團會對未來期間的折舊費用進行調整。

(f) 經營性租賃飛機的退租檢修準備

經營性租賃飛機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔進行估計。這些估計在相當大程度上是根據過去相同或類似飛機型號的退租經驗、實際發生的大修費用，以及飛機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(g) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(x) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

(h) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(i) Valuation of acquisition price

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended 31 December 2010. The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company's share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions were used when made adjustments for the value of those restricted shares. Changes to these assumptions may impact the amount of recognised goodwill.

4. 重要會計估計及判斷(續)

(g) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如附註2(x)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業債券審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見附註36。

(h) 遞延税項

根據財務報表附註2(j)所述的會計政策，在考慮確認遞延所得税資產的金額時，本集團會考慮預計未來應課税溢利及可行的持續税項計劃策略。在有證據顯示本集團的預計未來應課税溢利及適用的税項計劃策略的利益有變時，或在現行税法的改變對本集團的税務虧損結餘沖銷未來應課税溢利的可用性有變時，本集團會調整已確認的遞延所得税淨資產及所得税費用。

(i) 收購對價的價值

本公司於二零一零年度通過發行本公司A股股票完成對上航股份的收購。該等股票的公允價值依據於最近於購買日之交易日的公開市場報價，並對若干有限售條件的流通股進行調整後確定。在對若干有限售條件的流通股的價值進行調整時需要運要重大假設。該等假設的變化將會影響商譽確認的金額。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(j) Purchase price allocation for business combination

Accounting for business acquisitions require the Group to allocate the cost of the acquisition to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In connection with the acquisition of Shanghai Airlines, the Company undertakes a process to identify all assets and liabilities acquired, including any identified intangible assets where appropriate. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as assets useful lives, may materially impact the Group's financial position and results of operation. In determining the fair values of the identifiable assets acquired and liabilities assumed, a valuation was conducted by an independent valuer and estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. The purchase accounting adjustment relate primarily to the aircraft and engines and land use right which is valued by using market value approach.

4. 重要會計估計及判斷(續)

(j) 企業合併成本分攤

根據購買法，本集團需將合併成本根據所收購特定資產及負債於收購日的公允價值進行分配。就收購上航股份，本公司實施了流程以識別所有收購的資產及負債，包括任何可識別的無形資產(如適用)。在識別所收購資產、決定分配至所收購資產及負債的公允價值以及決定資產的可使用年限的過程中，本公司需運用若干判斷並且可能對公司的財務狀況及營運業績產生重大影響。為確定可識別所收購的資產及負債之公允價值，公司聘用獨立評估師對所收購之資產及負債進行了評估，所評估的公允價值乃基於本公司管理層認為於近於收購日合理的預期、假設及其他可靠的信息。

確定所收購資產及負債的公允價值存在多種方法。本次購買法調整主要與土地使用權及飛機及發動機相關，其公允價值按市場價值確定。

5. REVENUES

5. 收入

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

本集團主要經營民航業務，包括客運、貨運、郵運、旅遊業務及其他延伸運輸服務。

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Traffic revenues	運輸收入	**76,513,636**	67,390,909
– Passenger	–客運	**68,433,970**	58,968,019
– Cargo and mail	–貨運及郵運	**8,079,666**	8,422,890
Ground service income	地勤服務收入	**2,104,604**	1,957,610
Tour operations income	旅遊服務收入	**2,115,520**	1,932,510
Cargo handling income	貨物處理收入	**278,724**	673,329
Commission income	佣金收入	**95,426**	100,016
Others	其他	**1,295,220**	1,749,285
		82,403,130	73,803,659

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group's revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance ("MoF") and the State Administration of Taxation ("SAT"), the Group's revenues from the provision of international transportation services are exempted from business tax from 1 January 2010. The business tax incurred and offset against the above Group's revenues for the year ended 31 December 2011 amounted to approximately RMB1,803 million (2010: approximately RMB1,463 million).

Pursuant to the notice of regarding the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax to Value Add Tax ("VAT") (Cai Shui Fa [2011] No. 111) issued by MoF and SAT, all of the Group's traffic revenue and the other revenues (including ground service income, cargo handling income, commission income and others) generated in Shanghai will be subjected to VAT levied at rates of 11% or 6% from 1 January 2012; while the other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

註釋：

根據中國各種營業稅規則及條例的規定，本集團主要收入項目需按3%或5%計繳中國營業稅。根據中華人民共和國財政部、國家稅務總局發出的《財政部、國家稅務總局關於國際運輸勞務免徵營業稅的通知》(財稅[2010]8號)的規定，自二零一零年一月一日起，本集團提供的國際運輸勞務免徵營業稅。截至二零一一年十二月三十一日止年度，已抵銷上述本集團收入的營業稅約為人民幣18.03億元(二零一零年：約人民幣14.63億元)。

根據中華人民共和國財政部、國家稅務總局發出的《關於在上海市開展交通運輸業和部分現代服務業營業稅改征增值稅試點的通知》(財稅[2011]111號)，自2012年1月1日起，本集團所有運輸服務收入和於上海提供的其他服務收入(包括地勤服務收入、貨物處理收入、佣金收入及其他收入)將按11%或6%計繳增值稅。本集團於中國其他地區提供的其他服務收入仍需按3%或5%計繳營業稅。

6. OTHER OPERATING INCOME

6. 其他營業收入

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Other operating income	**其他營業收入**		
– Government subsidies	—政府補貼	**1,061,451**	658,620

Note:

Government subsidies represent (i) subsidies granted by governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

註釋：

政府補貼主要為：(i)各地方政府給於本集團的補貼；(ii)各地方政府為鼓勵本集團經營當地航線而給予的補貼。

7. SEGMENT INFORMATION

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "**airline transportation operations**", which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "**other segments**" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

7. 分部資料

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。

本集團存在一個業務分部，即「**航空業務分部**」，包括客運、貨運、郵運及地面服務。

對於其他服務，包括旅遊服務、航空培訓、航空餐食以及其他各項業務，由於未包括在向主要營運決策者匯報的航空業務分部報告中，因此未將該等業務納入航空業務報告分部。該等業務的業績併入「**其他業務分部**」。

分部之間的交易按與無關聯協力廠商交易相若的商業條款及條件進行。

根據國際財務報告準則第8號，分部資料披露的準備方式應與本集團的主要經營決策者使用的資料一致。本集團的主要經營決策者以按中國企業會計準則所編製的財務業績來監控各報告分部的業績、資產及負債，其在某些方面與國際財務報告準則有所不同。每項因本集團的不同會計政策所編製的報告分部收入及稅前利潤的重大調節項目已列示於附註7(c)。

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

The segment results for the year ended 31 December 2011 are as follows:

截至二零一一年十二月三十一日止年度的分部業績如下列示：

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Reportable segment revenue from external customers	對外客戶的報告分部收入	**81,597,560**	**2,376,945**	**-**	**-**	**83,974,505**
Inter-segment sales	分部間抵銷	**-**	**201,989**	**(201,989)**	**-**	**-**
Reportable segment revenue	報告分部收入	**81,597,560**	**2,578,934**	**(201,989)**	**-**	**83,974,505**
Reportable segment profit before income tax	報告分部稅前利潤	**4,997,606**	**41,986**	**-**	**128,122**	**5,167,714**
Other segment information	**其他分部資料**					
Depreciation and amortisation	折舊和攤銷費用	**7,282,227**	**88,500**	**-**	**-**	**7,370,727**
Impairment losses	資產減值損失	**799,105**	**259**	**-**	**-**	**799,364**
Capital expenditure	資本性支出	**18,159,708**	**91,985**	**-**	**-**	**18,251,693**

The segment results for the year ended 31 December 2010 are as follows:

截至二零一零年十二月三十一日止年度的分部業績如下列示：

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Reportable segment revenue from external customers	對外客戶的報告分部收入	72,029,550	2,928,558	–	–	74,958,108
Inter-segment sales	分部間抵銷	427,141	295,335	(722,476)	–	–
Reportable segment revenue	報告分部收入	72,456,691	3,223,893	(722,476)	–	74,958,108
Reportable segment profit before income tax	報告分部稅前利潤	5,633,323	88,407	–	119,363	5,841,093
Other segment information	**其他分部資料**					
Depreciation and amortisation	折舊和攤銷費用	6,916,308	69,397	–	–	6,985,705
Impairment losses	資產減值損失	425,772	1,289	–	–	427,061
Capital expenditure	資本性支出	22,752,632	336,978	–	–	23,089,610

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

The segment assets and liabilities as at 31 December 2011 and 31 December 2010 are as follows:

於二零一一年十二月三十一日和二零一零年十二月三十一日的分部資產和負債列示如下：

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 31 December 2011	**於二零一一年十二月三十一日**					
Reportable segment assets	報告分部資產	**106,818,323**	**4,658,780**	**(763,176)**	**1,501,225**	**112,215,152**
Reportable segment liabilities	報告分部負債	**87,272,414**	**3,560,501**	**(763,176)**	**-**	**90,069,739**
At 31 December 2010	於二零一零年十二月三十一日					
Reportable segment assets	報告分部資產	97,500,563	2,045,617	(191,907)	1,455,844	100,810,117
Reportable segment liabilities	報告分部負債	83,387,701	1,038,146	(191,907)	-	84,233,940

* Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

* 未分配資產主要包括投資於聯營公司、合營公司及可供出售金融資產。未分配業績主要包括攤佔聯營公司及合營公司業績。

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。

The Group's revenues by geographical segment are analysed based on the following criteria:

本集團分地區分佈之收入分析如下：

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong"), Macau Special Administrative Region ("Macau") and Taiwan, (collectively known as "Regional")) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

(1) 於中國境內(不包括中國香港特別行政區(「香港」)、中國澳門特別行政區(「澳門」)及台灣地區(「台灣」)，以下統稱「港澳台地區」)提供服務所賺取的運輸收入屬於國內業務收入。提供中國與海外市場間(不包括港澳台地區)去程及回程服務所賺取的運輸收入屬於國際業務收入。

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。(續)

(2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

(2) 提供售票服務收入，地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	境內(中國，不包括港澳台地區)	**57,675,579**	51,060,489
Regional (Hong Kong, Macau and Taiwan)	港澳台地區	**3,771,339**	3,900,952
International	國際	**22,527,587**	19,996,667
Total	合計	**83,974,505**	74,958,108

The major revenue-earning assets of the Group are its aircrafts, all of which are registered in the PRC. Since the Group's aircrafts are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

本集團主要收入來源於飛機資產，此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債按地區合理分配的基礎，因此並未按照地區來披露資產及資本性支出。

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。

			Group 集團	
		Note 附註	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Revenue	**收入**			
Reportable segment revenue	報告分部收入		**83,974,505**	74,958,108
– Reclassification of business tax and expired sales in advance of carriage	一營業税及逾期預售票款結轉收入的重分類	(i)	**(1,571,375)**	(1,154,449)
Consolidated revenue	合併收入		**82,403,130**	73,803,659

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

			Group 集團	
			2011 二零一一年	2010 二零一零年
		Note 附註	**RMB'000 人民幣千元**	RMB'000 人民幣千元
Profit before income tax	**稅前利潤**			
Reportable segment profit	報告分部稅前利潤		**5,167,714**	5,841,093
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	一飛機、發動機及飛行設備折舊、及減值損失的差異	(ii)	**(9,288)**	(83,765)
– Provision for post-retirement benefits	一退休後福利的准備	(iii)	**(326,145)**	(347,936)
– Reversal of revaluation surplus relating to land use rights	一沖銷土地使用權評估增值	(iv)	**8,420**	8,420
Consolidated profit before income tax	合併稅前利潤		**4,840,701**	5,417,812

			Group 集團	
			2011 二零一一年	2010 二零一零年
		Note 附註	**RMB'000 人民幣千元**	RMB'000 人民幣千元
Assets	**資產**			
Reportable segment assets	報告分部資產總額		**112,215,152**	100,810,117
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	一飛機、發動機及飛行設備折舊及減值損失的差異		**74,859**	84,147
– Reversal of revaluation surplus relating to land use rights	一沖銷土地使用權評估增值	(iv)	**(343,786)**	(352,206)
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	一吸收合併上航股份產生的無形資產(商譽)差異	(v)	**2,760,665**	2,760,665
– Others	一其他		**31,991**	30,993
Consolidated total assets	合併資產總額		**114,738,881**	103,333,716

7. SEGMENT INFORMATION (continued)

7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

			Group 集團	
		Note 附註	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Liabilities	**負債**			
Reportable segment liabilities	報告分部負債總額		**90,069,739**	84,233,940
– Provision for post-retirement benefits	一退休後福利的準備	(iii)	**2,943,428**	2,617,283
– Others	一其他		**(79,393)**	(79,393)
Consolidated total liabilities	合併負債總額		**92,933,774**	86,771,830

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii) In accordance with the PRC Accounting Standards, certain employees' post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(iv) Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v) The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognised arising from the acquisition.

註釋：

(i) 該差異為營業税金及逾期預售票款在中國企業會計準則與國際財務報告準則下的分類差異。

(ii) 該差異為飛機、發動機及高周件於以往年度在中國企業會計準則下與國際財務報告準則下的折舊年限以及殘值不同而產生的差異。儘管近年來，該等資產的折舊政策在中國企業會計準則與國際企業會計準則下已統一，但由於上述更改為會計估計變更並採用未來適用法處理，因此該等資產的賬面價值以及相關的折舊在中國企業會計準則與國際財務報告準則下仍存在差異。

(iii) 根據中國企業會計準則，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(iv) 在中國企業會計準則下，本集團重組上市時母公司折價入股的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本集團重組上市時的土地使用權的歷史成本為零。

(v) 本年度收購上航股份的合併成本及可辨認資產與負債的公允價值於中國企業會計準則與國際會計準則下的金額不同，因此所確認的無形資產／商譽的金額不同。

8. GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

8. 衍生工具公允價值變動收益

		Group 集團	
		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Gain arising from fair value movements of derivatives financial instruments	衍生工具公允價值變動收益		
– Crude oil option contracts (Note 38(c))	—原油期權合約(附註38(c))	**67,310**	800,195
– Other derivatives (Note 38(a) & (b))	—其他衍生工具(附註38(a) & (b))	**19,541**	33,189
		86,851	833,384

9. WAGES, SALARIES AND BENEFITS

9. 工資、薪金及福利

		Group 集團	
		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**5,992,672**	6,567,729
Employee welfare and benefits	僱員福利	**335,464**	361,149
Defined contribution retirement schemes (Note 36(a))	定額退休金計劃(附註36(a))	**1,142,167**	996,326
Post-retirement benefits (Note 36(b))	僱員退休後福利費用(附註36(b))	**478,502**	479,514
Staff housing fund (Note 37(a))	員工住房基金(附註37(a))	**544,674**	422,167
Staff housing allowance (Note 37(b))	員工住房補貼(附註37(b))	**171,375**	113,901
		8,664,854	8,940,786

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (a) 董事及監事的酬金

Details of the emoluments paid to the Company's directors and supervisors are as follows:

支付給公司董事及監事的酬金包括下列各項：

		2011 二零一一年 Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun	馬須倫	670	–	670
Li Yangmin***	李養民***	636	–	636
Luo Zhuping	羅祝平	559	–	559
Li Jun*&**	李軍*&**	–	–	–
Luo Chaogeng*&**	羅朝庚*&**	–	–	–
Independent non-executive Directors	**獨立非執行董事**			
Liu Keya	劉克涯	97	–	97
Wu Xiaogen	吳曉根	–	–	–
Ji Weidong	季衛東	120	–	120
ShaoRuiqing	邵瑞慶	120	–	120
Supervisors	**監事**			
Yu Faming*&***	于法鳴*&***	–	–	–
Feng Jinxiong	馮金雄	366	–	366
Yan Taisheng	燕泰勝	317	–	317
Liu Jiashun*	劉家順*	–	–	–
Liu Jiangbo*&**	劉江波*&**	–	–	–
Xu Zhao*	徐昭*	–	–	–
Total	**合計**	**2,885**	**–**	**2,885**

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (continued) (a) 董事及監事的酬金(續)

		2010 二零一零年 Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Li Jun*	李軍*	–	–	–
Ma Xulun	馬須倫	604	–	604
Luo Chaogeng*	羅朝庚*	–	–	–
Luo Zhuping	羅祝平	514	–	514
Independent non-executive Directors	**獨立非執行董事**			
Liu Keya	劉克涯	102	–	102
Wu Xiaogen	吳曉根	–	–	–
Ji Weidong	季衛東	96	–	96
ShaoRuiqing	邵瑞慶	60	–	60
Hu Honggao	胡鴻高	24	–	24
Zhou Ruijin	周瑞金	24	–	24
Wu Baiwang	吳百旺	60	–	60
Xie Rong	謝榮	60	–	60
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yan Taisheng	燕泰勝	220	–	220
Feng Jinxiong	馮金雄	317	–	317
Liu Jiashun*	劉家順*	–	–	–
Total	**合計**	2,081	–	2,081

* These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** These directors and officials of the Company retired or resigned during the year ended 31 December 2011.

*** These directors and officials of the Company were newly appointed during the year ended 31 December 2011.

* 本公司部份董事、監事及其他行政人員向本公司及其附屬公司提供服務，並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團，因此此分類沒有在此表中反映。

** 本公司部分董事、監事及其他行政人員於二零一一年度退休或辭職。

*** 本公司部分董事、監事及其他行政人員於二零一一年度新聘任。

During the year ended 31 December 2011, no directors and supervisors waived their emoluments (2010: Nil).

於截至二零一一年十二月三十一日止年度，無董事及監事放棄其酬金(二零一零年：無)。

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(b) Five highest paid individuals

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2011(2010:Nil). The emoluments payable to the five highest paid individuals are as follows:

(b) 五位最高薪人員的酬金

於二零一一年度，本公司五位最高薪人員中無任何一位為董事及監事(二零一零年：無)。五位最高薪人員的酬金詳情如下：

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**4,910**	4,416

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2011 二零一一年	2010 二零一零年
Below HK$1,500,000	1,500,000港元以下	**5**	5

During the year ended 31 December 2011, no emoluments were paid by the Group to the Directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2010: Nil).

於截至二零一一年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零一零年：無)。

10. IMPAIRMENT LOSSES 10. 資產減值損失

		Group 集團 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Impairment charge on assets held for sale (Note (a))	持有待售資產減值(註釋(a))	**612,216**	256,694
Impairment charge on flight equipment spare parts	飛行設備零件減值	**26,100**	148,697
		638,316	405,391

Note:

(a) In December 2011, the Group management entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircraft. The aircraft and engines has been classified as assets held for sale at 31 December 2011, and an impairment loss of approximately RMB612 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 42).

注釋：

(a) 於二零一一年十二月，本集團管理層與一第三方簽訂處置協議，在未來12個月內出售維護成本較高的若干飛機和發動機。於二零一一年十二月三十一日，該等飛機及發動機已被分類為持有待售資產。本集團根據處置協議中的出售價格扣除處置費用後的淨額，對該等飛機及發動機計提減值準備人民幣6.12億元(附註42)。

11. OPERATING PROFIT 11. 經營利潤

Operating profit is stated after charging the following items:

經營利潤以扣除或貸記下列項目列示：

		Group 集團 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Amortisation of intangible assets	無形資產攤銷	**26,167**	49,681
Depreciation of property, plant and equipment	物業、機器及設備折舊		
– owned	一自置	**4,523,903**	4,353,668
– leased	一租賃	**2,361,919**	2,323,302
Amortisation of lease prepayments	預付租賃款攤銷	**41,777**	31,186
Consumption of flight equipment spare parts	飛機設備零件消耗	**739,663**	601,407
Provision for impairment of trade and other receivables	應收賬款及其他應收款減值準備	**161,048**	1,545
Auditors' remuneration	核數師酬金	**16,100**	16,680

12. FINANCE INCOME 12. 財務收入

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Exchange gains, net (Note)	匯兑淨收益(註釋)	**1,872,369**	1,074,796
Interest income	利息收入	**151,633**	80,588
		2,024,002	1,155,384

Note:

The exchange gain primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

註釋：

匯兑收益主要來源於本集團以外幣計量的融資租賃負債及借款的年末匯兑轉換。

13. FINANCE COSTS 13. 財務支出

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息	**268,487**	279,095
Interest on bank borrowings	借款利息	**1,379,452**	1,234,837
Interest on bond	應付債券利息	**40,833**	–
Interest relating to notes payable	應付票據利息	**34,289**	143,482
		1,723,061	1,657,414
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	減：資本化為飛機預付款的金額(註釋)	**(253,027)**	(150,668)
amounts capitalised into construction in progress (Note)	資本化為在建工程的金額(註釋)	**(7,307)**	(4,846)
		1,462,727	1,501,900

Note:

The average interest rate used for interest capitalisation is 3.84% per annum for the year ended 31 December 2011 (2010: 3.75%).

註釋：

截至二零一一年十二月三十一日止年度，資本化利息採用的平均年利率為3.84%(二零一零年：3.75%)。

14. INCOME TAX

14. 稅項

Income tax charged to the consolidated income statement is as follows:

計入合併利潤表的稅項如下：

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**255,947**	125,309
Deferred taxation (Note 35)	遞延稅項	**8,282**	8,182
		264,229	133,491

Prior to 2008, the Company and certain of its subsidiaries (the "**Pudong Subsidiaries**") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "**New CIT Law**"), which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended 31 December 2011, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 24% (2010: 22%). Other subsidiaries of the Company, except for those incorporated in Hong Kong which are subject to Hong Kong corporate income tax rate of 16.5% (2010: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2010: 25%) under the New CIT Law.

於二零零八年以前，本公司及於上海市浦東新區註冊的若干附屬公司(「**浦東附屬公司**」)可享受上海浦東新區的稅務優惠政策，稅率為15%。自二零零八年一月一日起施行的中華人民共和國全國人民代表大會於二零零七年三月十六日通過的《中華人民共和國企業所得稅法》(「**新所得稅法**」)後，本公司適用的企業所得稅稅率在二零零八年至二零一二年的五年期間內逐步過渡到25%。於二零一一年度，本公司及浦東附屬公司適用的所得稅稅率為24%(二零一零年：22%)。除註冊在香港的附屬公司按照香港稅法規定適用16.5%(二零一零年：16.5%)的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%(二零一零年：25%)。

14. INCOME TAX (continued)

14. 稅項(續)

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

本集團就合併利潤表的稅項，與本公司所適用的稅率而應產生之理論稅額的差額如下：

		Group 集團 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Profit before income tax	除稅前利潤	**4,840,701**	5,417,812
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及合營公司的業績	**(106,872)**	(67,382)
		4,733,829	5,350,430
Tax calculated at the tax rate of 24% (2010: 22%)	按24%稅率計算的所得稅費用（2010年：22%）	**1,136,119**	1,177,095
Effect attributable to subsidiaries charged at tax rates of 25% or 16.5% (2010: 25% or 16.5%)	附屬公司25%或16.5%所得稅稅率的影響（2010年：25%或16.5%）	**10,637**	1,170
Income not subject to tax	無需繳稅收入	**(12,426)**	(14,829)
Expenses not deductible for tax purposes	不可抵稅之費用	**31,858**	21,009
Utilisation of previously unrecognised tax losses	使用以前年度未確認遞延稅資產的稅務虧損	**(1,222,570)**	(1,682,357)
Unrecognised tax losses for the year	本年度未予確認遞延稅資產的稅務虧損	**95,291**	30,273
Realisation of deductible temporary differences which were not recognised deferred tax in previous years	本年度實現以往年度未確認遞延稅資產的可抵扣暫時性差異	**-**	(349,606)
Unrecognised deductible temporary differences for the year	本年度未確認遞延稅資產的可抵扣暫時性差異	**225,320**	950,736
Tax charge	**稅項費用**	**264,229**	133,491

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended 31 December 2011 and 2010, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零一一年與二零一零年十二月三十一日止年度並無重大海外稅款。

15. DIVIDEND

15. 股息

The Board has not recommended any dividend for the year ended 31 December 2011 (2010: Nil).

本公司董事會建議截至二零一一年十二月三十一日止年度不派發任何股息(二零一零年：無)。

16. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

16. 本公司權益持有者應佔利潤

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB4,523 million (2010: RMB4,422 million).

應歸屬於本公司權益持有者的利潤計人民幣45.23億元(二零一零年：人民幣44.22億元)已經包含於公司的財務報表中。

17. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB4,576 million (2010: RMB4,958 million) and the weighted average number of shares of 11,276,539,000 (2010: 11,149,426,000) in issue during the year ended 31 December 2011.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

17. 每股收益

每股基本收益乃按本公司權益持有者應佔利潤人民幣45.76億元(二零一零年:人民幣49.58億元)和本年內已發行的加權平均股數11,276,539,000股(二零一零年:11,149,426,000股)計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

18. INTANGIBLE ASSETS

18. 無形資產

		Group 集團			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee 贊助費 RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2010	於二零一零年一月一日	–	320,000	133,867	453,867
Arising from/addition through the acquisition of Shanghai Airlines	收購上航股份產生/增加	11,269,695	–	61,782	11,331,477
Other additions	其他添置	–	–	22,403	22,403
Disposal	處置	–	(320,000)	(641)	(320,641)
At 31 December 2010	於二零一零年十二月三十一日	11,269,695	–	217,411	11,487,106
At 1 January 2011	於二零一一年一月一日	11,269,695	–	217,411	11,487,106
Additions	添置	–	–	46,381	46,381
At 31 December 2011	**於二零一一年十二月三十一日**	**11,269,695**	**–**	**263,792**	**11,533,487**
Accumulated amortisation	**累計攤銷**				
At 1 January 2010	於二零一零年一月一日	–	299,451	84,794	384,245
Addition through the acquisition of Shanghai Airlines	收購上航股份增加	–	–	40,379	40,379
Charge for the year	本年度攤銷	–	20,549	29,132	49,681
Disposal	處置	–	(320,000)	(575)	(320,575)
At 31 December 2010	於二零一零年十二月三十一日	–	–	153,730	153,730
At 1 January 2011	於二零一一年一月一日	–	–	153,730	153,730
Charge for the year	本年度攤銷	–	–	26,167	26,167
At 31 December 2011	**於二零一一年十二月三十一日**	**–**	**–**	**179,897**	**179,897**
Net book amount	**賬面淨值**				
At 31 December 2010	於二零一零年十二月三十一日	11,269,695	–	63,681	11,333,376
At 31 December 2011	**於二零一一年十二月三十一日**	**11,269,695**	**–**	**83,895**	**11,353,590**

18. INTANGIBLE ASSETS (continued)

18. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee 贊助費 RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2010	於二零一零年一月一日	–	320,000	129,244	449,244
Arising from the acquisition of Shanghai Airlines	收購上航股份產生	11,269,695	–	–	11,269,695
Other additions	其他添置	–	–	31,851	31,851
Disposal	處置	–	(320,000)	–	(320,000)
At 31 December 2010	於二零一零年十二月三十一日	11,269,695	–	161,095	11,430,790
At 1 January 2011	於二零一一年一月一日	11,269,695	–	161,095	11,430,790
Additions	添置	–	–	41,842	41,842
At 31 December 2011	**於二零一一年十二月三十一日**	**11,269,695**	**–**	**202,937**	**11,472,632**
Accumulated amortisation	**累計攤銷**				
At 1 January 2010	於二零一零年一月一日	–	299,451	82,803	382,254
Charge for the year	本年度攤銷	–	20,549	24,688	45,237
Disposal	處置	–	(320,000)	–	(320,000)
At 31 December 2010	於二零一零年十二月三十一日	–	–	107,491	107,491
At 1 January 2011	於二零一一年一月一日	–	–	107,491	107,491
Charge for the year	本年度攤銷	–	–	21,767	21,767
At 31 December 2011	**於二零一一年十二月三十一日**	**–**	**–**	**129,258**	**129,258**
Net book amount	**賬面淨值**				
At 31 December 2010	於二零一零年十二月三十一日	11,269,695	–	53,604	11,323,299
At 31 December 2011	**於二零一一年十二月三十一日**	**11,269,695**	**–**	**73,679**	**11,343,374**

Notes:

(a) The balance as at 31 December 2011 represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group's airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally reflected by the Company's fair value which can be determined by reference to the observable quoted market price of the Company's shares less the costs of disposal, no impairment for the goodwill is required based on the market price of the Company's shares as at the balance sheet date.

註釋：

(a) 於二零一一年十二月三十一日，商譽是產生於收購上航股份。該商譽主要體現為增強公司的競爭力，通過資源整合實現協同作用以及促進上海國際航運中心的建設。就評估減值的目的，商譽被分配至航空業務分部，即本集團主要營運及受益於此次收購的現金產出單元。

該現金產出單元的可收回金額基本反映本公司的公允價值並可參照本公司股票的市場價格減去處置費用計算。在資產負債表日，根據本公司股票的市場價格計算，商譽不存在減值。

19. PROPERTY, PLANT AND EQUIPMENT 19. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2011	於二零一一年一月一日	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Transfers from construction in progress	從在建工程轉入	-	-	310,006	179,927	(489,933)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入（附註21）	1,591,142	2,230,271	-	-	-	3,821,413
Other additions	其他添置	4,022,991	2,967,931	78,279	533,186	1,720,738	9,323,125
Transfer to assets held for sale (Note 42)	轉至持有待售資產（附註42）	-	(3,863,025)	-	-	-	(3,863,025)
Transfer to lease prepayments	轉至預付租賃款	-	-	-	-	(153,880)	(153,880)
Other disposals	其他處置	(778,991)	(423,006)	(32,078)	(337,137)	(1,424)	(1,572,636)
At 31 December 2011	**於二零一一年十二月三十一日**	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Accumulated depreciation	**累計折舊**						
At 1 January 2011	於二零一一年一月一日	19,584,570	8,855,680	1,125,373	3,349,386	-	32,915,009
Charge for the year	本年度折舊	3,871,675	2,361,919	177,049	475,179	-	6,885,822
Transfer to assets held for sale (Note 42)	轉至持有待售資產（附註42）	-	(2,402,873)	-	-	-	(2,402,873)
Other disposals	其他處置	(778,991)	(423,006)	(8,820)	(285,610)	-	(1,496,427)
At 31 December 2011	**於二零一一年十二月三十一日**	22,677,254	8,391,720	1,293,602	3,538,955	-	35,901,531
Impairment	**減值準備**						
At 1 January 2011	於二零一一年一月一日	721,101	473,393	-	550	23,020	1,218,064
Transfer to assets held for sale (Note 42)	轉至持有待售資產（附註42）	-	(365,623)	-	-	-	(365,623)
Other disposals	其他處置	-	-	-	-	(1,424)	(1,424)
At 31 December 2011	**於二零一一年十二月三十一日**	721,101	107,770	-	550	21,596	851,017
Net book amount	**賬面淨值**						
At 31 December 2011	**於二零一一年十二月三十一日**	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795
At 1 January 2011	於二零一一年一月一日	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2010	於二零一零年一月一日	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	6,046,426	1,419,992	879,230	628,902	177,843	9,152,393
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,419,873	(1,419,873)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	364,245	104,610	(468,855)	–
Transfers from advanced payments on acquisition of aircraft	從飛機預付款轉入(附註21)	–	–	–	–	–	–
(Note 21)		2,663,603	745,740	–	–	–	3,409,343
Other additions	其他添置	5,601,047	1,250,639	13,340	374,853	587,918	7,827,797
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	(1,221,197)	–	–	–	–	(1,221,197)
Other disposals	其他處置	(756,657)	(290,617)	(20,298)	(293,125)	–	(1,360,697)
At 31 December 2010	於二零一零年十二月三十一日	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Accumulated depreciation	**累計折舊**						
At 1 January 2010	於二零一零年一月一日	15,860,596	7,510,903	963,531	2,891,053	–	27,226,083
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	670,166	–	6,076	151,205	–	827,447
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	687,908	(687,908)	–	–	–	–
Charge for the year	本年度折舊	3,693,411	2,323,302	163,448	496,809	–	6,676,970
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	(570,854)	–	–	–	–	(570,854)
Other disposals	其他處置	(756,657)	(290,617)	(7,682)	(189,681)	–	(1,244,637)
At 31 December 2010	於二零一零年十二月三十一日	19,584,570	8,855,680	1,125,373	3,349,386	–	32,915,009
Impairment	**減值準備**						
At 1 January 2010	於二零一零年一月一日	721,101	473,393	–	550	23,020	1,218,064
At 31 December 2010	於二零一零年十二月三十一日	721,101	473,393	–	550	23,020	1,218,064
Net book amount	**賬面淨值**						
At 31 December 2010	於二零一零年十二月三十一日	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273
At 1 January 2010	於二零一零年一月一日	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2011	於二零一一年一月一日	41,725,668	30,512,148	2,522,648	3,225,784	823,081	78,809,329
Transfers from construction in progress	從在建工程轉入	-	-	154,235	47,500	(201,735)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(附註21)	1,584,261	2,230,271	-	-	-	3,814,532
Other additions	其他添置	2,853,247	2,312,515	55,710	336,622	956,481	6,514,575
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	-	(3,863,025)	-	-	-	(3,863,025)
Invests to a subsidiary as capital contribution	投資於附屬公司	(5,537,968)	-	(16,500)	(138,085)	(429,406)	(6,121,959)
Transfer to subsidiaries	轉入附屬公司	(301,521)	(1,654,184)	-	-	-	(1,955,705)
Transfer to lease prepayments	轉至預付租賃款	-	-	-	-	(153,880)	(153,880)
Other disposals	其他處置	(666,117)	(300,144)	(9,619)	(176,278)	-	(1,152,158)
At 31 December 2011	**於二零一一年十二月三十一日**	39,657,570	29,237,581	2,706,474	3,295,543	994,541	75,891,709
Accumulated depreciation	**累計折舊**						
At 1 January 2011	於二零一一年一月一日	15,161,832	7,595,373	661,402	2,413,261	-	25,831,868
Charge for the year	本年度折舊	2,745,666	1,922,252	94,444	294,242	-	5,056,604
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	-	(2,402,873)	-	-	-	(2,402,873)
Invests to a subsidiary as capital contribution	投資於附屬公司	(2,102,313)	-	(1,918)	(96,946)	-	(2,201,177)
Transfer to subsidiaries	轉入附屬公司	-	(368,211)	-	-	-	(368,211)
Other disposals	其他處置	(666,117)	(300,144)	(2,672)	(135,933)	-	(1,104,866)
At 31 December 2011	**於二零一一年十二月三十一日**	15,139,068	6,446,397	751,256	2,474,624	-	24,811,345
Impairment	**減值準備**						
At 1 January 2011	於二零一一年一月一日	721,101	473,393	-	-	5,200	1,199,694
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	-	(365,623)	-	-	-	(365,623)
At 31 December 2011	**於二零一一年十二月三十一日**	721,101	107,770	-	-	5,200	834,071
Net book amount	**賬面淨值**						
At 31 December 2011	**於二零一一年十二月三十一日**	23,797,401	22,683,414	1,955,218	820,919	989,341	50,246,293
At 1 January 2011	於二零一一年一月一日	25,842,735	22,443,382	1,861,246	812,523	817,881	51,777,767

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2010	於二零一零年一月一日	34,191,578	31,111,745	2,054,303	3,024,929	629,324	71,011,879
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	1,419,873	(1,419,873)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	356,001	8,958	(364,959)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(附註21)	1,989,079	745,740	–	–	–	2,734,819
Other additions	其他添置	6,764,083	1,219,814	121,904	475,392	558,716	9,139,909
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	(1,221,197)	–	–	–	–	(1,221,197)
Invests to subsidiaries as capital contribution	投資於附屬公司	(887,511)	–	–	(134,639)	–	(1,022,150)
Transfer to a subsidiary	轉入附屬公司	–	(864,592)	–	–	–	(864,592)
Other disposals	其他處置	(530,237)	(280,686)	(9,560)	(148,856)	–	(969,339)
At 31 December 2010	於二零一零年十二月三十一日	41,725,668	30,512,148	2,522,648	3,225,784	823,081	78,809,329
Accumulated depreciation	**累計折舊**						
At 1 January 2010	於二零一零年一月一日	12,369,045	6,701,200	595,334	2,197,814	–	21,863,393
Reclassification to owned assets upon expiring of the finance leases	融資租賃到期購入時重分類	687,908	(687,908)	–	–	–	–
Charge for the year	本年度折舊	2,787,223	1,934,251	70,837	330,735	–	5,123,046
Other additions	其他增加	681,907	–	–	–	–	681,907
Transfer to assets held for sale (Note 42)	轉至持有待售資產(附註42)	(570,854)	–	–	–	–	(570,854)
Invests to subsidiaries as capital contribution	投資於附屬公司	(263,160)	–	–	(10,610)	–	(273,770)
Transfer to a subsidiary	轉入附屬公司	–	(71,484)	–	–	–	(71,484)
Other disposals	其他處置	(530,237)	(280,686)	(4,769)	(104,678)	–	(920,370)
At 31 December 2010	於二零一零年十二月三十一日	15,161,832	7,595,373	661,402	2,413,261	–	25,831,868
Impairment	**減值準備**						
At 1 January 2010	於二零一零年一月一日	721,101	473,393	–	–	5,200	1,199,694
At 31 December 2010	於二零一零年十二月三十一日	721,101	473,393	–	–	5,200	1,199,694
Net book amount	**賬面淨值**						
At 31 December 2010	於二零一零年十二月三十一日	25,842,735	22,443,382	1,861,246	812,523	817,881	51,777,767
At 1 January 2010	於二零一零年一月一日	21,101,432	23,937,152	1,458,969	827,115	624,124	47,948,792

19. PROPERTY, PLANT AND EQUIPMENT (continued)

19. 物業、機器及設備(續)

Note:

(a) As at 31 December 2011, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB18,317 million and RMB10,005 million respectively (2010: approximately RMB20,800 million and RMB14,846 million respectively) were pledged as collateral under certain loan arrangements (Note 32).

註釋：

(a) 於二零一一年十二月三十一日，本集團及本公司賬面淨值分別約為人民幣183.17億元及人民幣100.05億元(二零一零年：人民幣208.00億元及人民幣148.46億元)的若干飛機及樓宇已用作若干借款協定的抵押品(附註32)。

20. LEASE PREPAYMENTS

20. 預付租賃款

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,696,575**	1,230,068	**551,785**	551,785
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**-**	466,507	**-**	-
Other additions	其他添置	**159,306**	-	**157,547**	-
Disposal	處置	**(59,605)**	-	**(49,721)**	-
At 31 December	十二月三十一日結餘	**1,796,276**	1,696,575	**659,611**	551,785
Accumulated amortisation	**累計攤銷**				
At 1 January	一月一日結餘	**290,419**	259,233	**152,925**	142,154
Charge for the year	本年度攤銷	**41,777**	31,186	**15,019**	10,771
Disposal	處置	**(7,192)**	-	**(5,634)**	-
At 31 December	十二月三十一日結餘	**325,004**	290,419	**162,310**	152,925
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**1,471,272**	1,406,156	**497,301**	398,860

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2011, the majority of these land use rights had remaining terms ranging from 35 to 50 years (2010: from 36 to 51 years).

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零一一年十二月三十一日，大部份的土地使用權剩餘可使用年期為三十五至五十年(二零一零年：三十六年至五十一年)。

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT 21. 飛機預付款

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**6,356,602**	5,081,174	**6,231,270**	5,081,174
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**–**	1,072,366	**–**	–
Other additions	其他增加	**8,180,128**	3,461,737	**7,533,475**	3,745,877
Interest capitalised (Note 13)	資本化利息(附註13)	**253,027**	150,668	**245,127**	139,038
Transfers to property, plant and equipment (Note 19)	轉至物業、機器及設備(附註19)	**(3,821,413)**	(3,409,343)	**(3,814,532)**	(2,734,819)
At 31 December	十二月三十一日結餘	**10,968,344**	6,356,602	**10,195,340**	6,231,270

Included in the Group's and the Company's balance as at 31 December 2011, the amounts of accumulated interest capitalised are RMB632 million and RMB617 million respectively (2010: RMB548 million and RMB530 million).

On 27 October 2011, the Company entered into agreements with an aircraft supplier to substitute the purchase of certain number of a type of aircraft with certain number of another type of aircraft because of the delay in delivery of the original type of aircraft. Pursuant to the agreements, all advance payments are transferred and the Company also reclassified other receivables of RMB687 million to advanced payments on acquisition of aircraft accordingly (Note 27).

於二零一一年十二月三十一日，本集團及本公司結餘中的累計資本化利息合計分別約為人民幣6.32億元(二零一零年：人民幣5.48億元)及人民幣6.17億元(二零一零年：人民幣5.30億元)。

本公司於2011年10月27日與某飛機供應商簽訂相關協議，基於先前所預訂飛機的延遲交付，公司決定將若干架該機型飛機訂單置換成若干架另一種機型的飛機。根據協議規定，先前支付的飛機預付款全部轉為新機型飛機預付款。於此同時，公司把與原機型飛機有關的其他應收款計人民幣6.87億元也轉為飛機預付款(附註27)。

22. INVESTMENTS IN SUBSIDIARIES 22. 投資於附屬公司

		Company 公司 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Investment, at cost	投資的成本值	**7,104,106**	4,083,117

Particulars of the principal subsidiaries, majority of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要附屬公司均為在中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	Attributable equity interest 應佔股份 2011 二零一一年	2010 二零一零年	Principal activities 主要業務
China Eastern Airlines Yunnan Co., Ltd. ("**CEA Yunnan**") (Note (a)) 中國東方航空雲南有限公司(「**東航雲南**」)(註釋(a))	PRC 2 August 2011 中國 二零一一年八月二日	**3,661,540**	–	**65%**	–	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. ("**China Cargo**") (Note (b)) 中國貨運航空有限公司(「**中貨航**」)(註釋(b))	PRC 22 July 1998 中國 一九九八年七月二十二日	**3,000,000**	950,000	**51%**	70%	Provision of cargo carriage services 提供貨物運輸服務
China Eastern Airlines Jiangsu Co., Ltd. ("**CEA Jiangsu**") 中國東方航空江蘇有限公司(「**東航江蘇**」)	PRC 3 May 1993 中國 一九九三年五月三日	**2,000,000**	2,000,000	**63%**	63%	Provision of airline services 提供航空服務
Shanghai Eastern Flight Training Co., Ltd. ("**Flight Training**") 上海東方飛行培訓有限公司(「**飛培**」)	PRC 18 December 1995 中國 一九九五年十二月十八日	**608,443**	608,443	**95%**	95%	Provision of flight training services 提供飛行訓練服務
China Eastern Airlines Wuhan Co., Ltd. ("**CEA Wuhan**") 中國東方航空武漢有限責任公司(「**東航武漢**」)	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	96%	Provision of airline services 提供航空服務
Shanghai Airlines Co., Ltd. ("**New Shanghai Airlines**") 上海航空有限公司(「**新上航**」)	PRC 16 March 2010 中國 二零一零年三月十六日	**500,000**	500,000	**100%**	100%	Provision of airline services 提供航空服務

22. INVESTMENTS IN SUBSIDIARIES (continued) 22. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元	**2011** **二零一一年**	2010 二零一零年	
Shanghai Eastern Airlines Logistics Co., Ltd. ("**Eastern Logistics**") 上海東方遠航物流有限公司 (「**東遠物流**」)	PRC 23 August 2004 中國 二零零四年 八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務
China United Airlines Co., Ltd. ("**United Airlines**") 中國聯合航空有限公司 (「**中聯航**」)	PRC 21 September 1984 中國 一九八四年 九月二十一日	**100,000**	100,000	**80%**	80%	Provision of airline services 提供航空服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年 三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Airlines Tours International (Group) Co., Ltd ("**Shanghai Airlines Tours**") 上海航空國際旅遊(集團)有限公司 (「**上航國旅**」)	PRC 29 August 1992 中國 一九九二年 八月二十九日	**50,090**	50,090	**100%**	100%	Tour operations, travel and air ticketing agency and transportation 提供旅遊和航空票務代理及交通服務
Eastern Business Airlines Service Co., Ltd. 東方公務航空服務公司	PRC 27 September 2008 中國 二零零八年 九月二十七日	**50,000**	50,000	**100%**	100%	Provision of airlines consultation services 主要提供航空業務諮詢

Notes:

(a) In 2010, the Company entered into an agreement with the State-owned Assets Supervision and Administration Commission of the People's Government of Yunnan Province to establish CEA Yunnan with registered capital of RMB3,662 million, in which the Company holds 65% interests. As at 31 December 2011, the Company contributed its share of RMB2,380 million in cash and net assets.

(b) China Cargo was previously a 70% subsidiary of the Company with original registered capital of RMB950 million. In 2011, making reference to the valuation of the net assets of China Cargo, the Company and several other investors contributed RMB1,046 million and RMB1,004 million respectively into China Cargo. After the contribution, the proportion of ownership interests held by the Company decreased from 70% to 51% and the accumulated loss attributable to the Company was decreased by RMB426 million which was credited to share premium (Note 41).

註釋：

(a) 於二零一零年，本公司與雲南省國資委簽訂協議，訂約方同意共同成立東航雲南。東航雲南的註冊資本為人民幣36.62億元，本公司佔註冊資本的65%。截至二零一一年十二月三十一日，本公司以現金和淨資產人民幣23.8億元完成本公司應出資份額。

(b) 中貨航原註冊資本為9.5億元，為本公司70%控股的附屬公司。於二零一一年，根據中貨航淨資產的評估值，本公司和其他投資者分別向中貨航注資人民幣10.46億元及人民幣10.04億元。注資完成後，本公司的持股比例自70%下降至51%，本公司攤佔的累計虧損減少人民幣4.26億元，並已計入股本溢價(附註41)。

23. INVESTMENTS IN ASSOCIATES

23. 投資於聯營公司

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**622,768**	622,768	**578,836**	578,836
Share of results/reserves	攤佔業績／儲備	**214,821**	184,901	**-**	-
		837,589	807,669	**578,836**	578,836

The movement on investments in associates is as follows:

投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**807,669**	723,022	**578,836**	522,058
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**-**	59,714	**-**	56,778
Disposal of shares in an associate	出售聯營公司股權	**-**	(7,203)	**-**	-
Share of results of associates	攤佔聯營公司業績	**75,435**	39,228	**-**	-
Share of revaluation on available-for-sale investments held by an associate	攤佔聯營公司所持的可供出售投資的公允值變動	**(2,701)**	1,543	**-**	-
Dividend received during the year	本年收到的股息	**(42,814)**	(8,635)	**-**	-
At 31 December	十二月三十一日結餘	**837,589**	807,669	**578,836**	578,836

23. INVESTMENTS IN ASSOCIATES (continued)

23. 投資於聯營公司(續)

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元	**2011** **二零一一年**	2010 二零一零年	
Eastern Air Group Finance Co., Ltd. ("**Eastern Finance**") 東航集團財務有限責任公司 (「**東航財務**」)	PRC 6 December 1995 中國 一九九五年十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to Group companies of CEA Holding 為中國東航集團下轄公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("**Shanghai P&W**") (Note (a)) 上海普惠飛機發動機維修有限公司(「**上海普惠**」)(註釋(a))	PRC 28 March 2008 中國 二零零八年三月二十八日	**USD39,500**	USD39,500	**51%**	51%	Provision of maintenance of aircraft, engine and other related components maintenance services 提供飛機、發動機和其他相關部件的維修
New Shanghai International Tower Co., Ltd. 新上海國際大廈有限公司	PRC 17 November 1992 中國 一九九二年十一月十七日	**166,575**	166,575	**20%**	20%	Provision of property development and management 提供物業管理服務
Eastern Aviation Import & Export Co., Ltd ("**Eastern Import & Export**") 東航航空進出口有限公司 (「**東航進出口**」)	PRC 9 June 1993 中國 一九九三年六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare parts purchase 從事飛機、飛行設備及飛行設備零件貿易
Shanghai Dongmei Aviation Travel Co., Ltd. ("**Dongmei Travel**") 上海東美航空旅遊有限公司 (「**東美旅遊**」)	PRC 17 October 2004 中國 二零零四年十月十七日	**51,369**	51,369	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本 **2011** 二零一一年 **RMB'000** 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	Attributable equity interest 應佔股份 **2011** 二零一一年	2010 二零一零年	Principal activities 主要業務
Eastern Aviation Advertising Service Co., Ltd. (**"Eastern Advertising"**) 上海東方航空傳媒有限公司(「**東航傳媒**」)	PRC 04 March 1986 中國 一九八六年三月四日	**50,000**	50,000	**45%**	45%	Provision of aviation advertising agency services 從事代理航空廣告業務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	**USD7,000**	USD7,000	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務

Notes:

(a) In 2008, the Company entered into an agreement with United Technologies International Corporation (**"Technologies International"**) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (**"Shanghai P&W"**). Shanghai P&W has a registered capital of USD40 million in which the Company holds a 51% interests. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

註釋：

(a) 於二零零八年，本公司與美國聯合技術國際有限公司(「**聯合技術國際**」)投資成立了上海普惠飛機發動機維修有限公司(以下簡稱「**上海普惠**」)，上海普惠註冊資本為0.4億美元，本公司持有該公司51%的股權。根據公司章程，聯合技術國際對上海普惠的財務和日常經營活動具有控制權，因此本公司將上海普惠作為聯營公司核算。

(b) 本集團攤佔聯營公司的收入、業績、資產及負債如下：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit 利潤 RMB'000 人民幣千元
2011	**二零一一年**	**3,728,129**	**2,890,540**	**2,417,786**	**75,435**
2010	二零一零年	3,443,043	2,635,374	1,638,597	39,228

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES 24. 投資於合營公司

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**290,050**	290,050	**323,238**	323,238
Share of results/reserves	攤佔業績/儲備	**133,206**	116,120	**–**	–
		423,256	406,170	**323,238**	323,238

The movement on investments in jointly controlled entities is as follows:

投資於合營公司的變動如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**406,170**	372,793	**323,238**	301,802
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**–**	19,184	**–**	21,436
Share of results	攤佔業績	**31,437**	28,154	**–**	–
Dividend received during the year	本年收到的股息	**(14,351)**	(13,961)	**–**	–
At 31 December	十二月三十一日結餘	**423,256**	406,170	**323,238**	323,238

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

24. 投資於合營公司(續)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要合營公司均為中國成立及營運的有限責任公司,其具體情況如下:

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 註冊資本 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	Attributable equity interest 應佔股份 2011 二零一一年	2010 二零一零年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("**Technologies Aerospace**") (Note (a)) 上海科技宇航有限公司(「**科技宇航**」)(註釋(a))	PRC 28 September 2004 中國 二零零四年九月二十八日	**USD73,000**	USD73,000	**51%**	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("**Wheels & Brakes**") 上海東聯航空幾輪剎車大修工程有限公司(「**幾輪剎車**」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	**USD2,100**	USD2,100	**40%**	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**RMB10,000**	RMB10,000	**41%**	41%	Provision of computer systems development and maintainance services 提供電腦系統開發和維修服務

Notes:

註釋:

(a) Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated 10 March 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議,本公司同意與另一合作投資方共同享有科技宇航經營活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

(b) 本集團攤佔合營公司的收入、業績、資產及負債如下:

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit 利潤 RMB'000 人民幣千元
2011	**二零一一年**	**524,573**	**101,317**	**287,822**	**31,437**
2010	二零一零年	473,861	67,691	258,665	28,154

25. OTHER LONG-TERM ASSETS

25. 其他長期資產

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases (Note (a))	經營性租賃飛機相關的押金(註釋(a))	**749,580**	610,866	**262,420**	233,703
Prepaid flight training fees (Note (b))	預付飛行員培訓費(註釋(b))	**886,177**	838,395	**650,822**	577,780
Other long-term assets	其他長期資產	**294,077**	302,854	**67,192**	103,316
		1,929,834	1,752,115	**980,434**	914,799

Notes:

(a) The fair values of deposits relating to aircraft held under operating leases of the Group and the Company are approximately RMB685 million and RMB248 million (2010: RMB584 million and RMB222 million) respectively, which are determined using the expected future refunds discounted at market interest rates at the year end.

(b) Prepaid flight training expenses cover the Group's pilot undergraduates and pilots in service and are amortised on a straight-line basis over the beneficial periods for which the prepayments cover.

註釋：

(a) 本集團及本公司與經營性租賃飛機相關的押金之公允價值分別為人民幣6.85億元及人民幣2.48億元(二零一零年：人民幣5.84億元及人民幣2.22億元)，其公允價值是根據預期支付款項按年末市場年利率折現計算而得。

(b) 預付飛行員培訓費為飛行學院新生及在職飛行員培訓費用。該等預付款項在相應的培訓期間內按直線法攤銷。

26. TRADE RECEIVABLES

26. 應收賬款

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

The aging analysis of trade receivables is as follows:

應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Within 90 days	九十日內	**2,096,474**	2,058,666	**2,184,795**	2,439,624
91 to 180 days	九十一日至一百八十日	**71,437**	27,094	**37,882**	11,397
181 to 365 days	一百八十一日至三百六十五日	**35,246**	39,882	**30,749**	17,377
Over 365 days	超過三百六十五日	**212,828**	233,202	**103,237**	196,788
		2,415,985	2,358,844	**2,356,663**	2,665,186
Less: provision for impairment of receivables	減：應收賬款減值撥備	**(218,492)**	(231,398)	**(100,062)**	(119,286)
Trade receivables	應收賬款	**2,197,493**	2,127,446	**2,256,601**	2,545,900

26. TRADE RECEIVABLES (continued)

26. 應收賬款(續)

Balances with related companies included in trade receivables are summarised in Note 45(c)(i).

應收賬款中與關聯方相關的餘額匯總列示於附註45(c)(i)。

The carrying amounts of the trade receivables approximate their fair value.

應收賬款的賬面價值接近其公允價值。

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收賬款乃與多名近期無拖欠記錄的各種客戶有關。

As at 31 December 2011, trade receivables of RMB66 million (2010: RMB91 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB627 million (2010: RMB500 million) from these agents. The ageing analysis of these trade receivables is as follows:

於二零一一年十二月三十一日，應收賬款人民幣0.66億元(二零一零年：人民幣0.91億元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有金額為人民幣6.27億元(二零一零年：人民幣5億元)押金。此等應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Up to 6 months	六個月以內	**41,190**	50,799	**27,809**	12,810
6 to 12 months	六至十二個月	**25,336**	39,882	**30,749**	17,377
		66,526	90,681	**58,558**	30,187

As at 31 December 2011, trade receivables of RMB198 million (2010: RMB213 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

於二零一一年十二月三十一日，應收賬款人民幣1.98億元(二零一零年：人民幣2.13億元)已經減值，並已記提全額減值撥備。餘下減值的應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值撥備的考慮因素於附註2(r)已述。

The ageing of impaired receivables is as follows:

已計提減值撥備的應收賬款的賬齡如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
6 to 24 months overdue	逾期6至24個月	**21,685**	13,689	**7,142**	13,623
Over 24 months overdue	逾期24個月以上	**203,638**	219,513	**96,127**	183,165
		225,323	233,202	**103,269**	196,788

26. TRADE RECEIVABLES (continued)

26. 應收賬款(續)

Movements on the Group's provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**231,398**	221,816	**119,286**	115,243
Additions through the acquisition Shanghai airline	收購上航股份增加	**–**	9,687	**–**	–
Receivables written off during the year as uncollectible	年內列為未能收回的應收款核銷	**(13,970)**	(2,985)	**(12,992)**	–
Provision for/(reversal of) impairment of receivables	本年計提／(轉回)減值撥備	**1,064**	2,880	**(6,232)**	4,043
At 31 December	十二月三十一日結餘	**218,492**	231,398	**100,062**	119,286

The net impact of creation and release of provisions for impaired receivables have been included in '**Provision for impairment of trade and other receivables**' in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

對應收款撥備的計提和撥回的淨影響已包括在利潤表中「**應收賬款及其他應收款減值準備**」內(附註11)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時核銷。

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**1,584,763**	1,655,344	**1,836,308**	2,187,115
Japanese Yen	日元	**140,143**	123,956	**133,706**	121,715
US Dollars	美元	**131,720**	91,903	**22,192**	16,344
Euro	歐元	**121,646**	83,081	**45,174**	50,461
HK Dollars	港幣	**121,089**	73,621	**121,089**	70,724
Korea Won	韓幣	**26,536**	47,563	**26,536**	47,563
Other currencies	其他貨幣	**71,596**	51,978	**71,596**	51,978
		2,197,493	2,127,446	**2,256,601**	2,545,900

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

在報告日期，信貸風險的最高風險承擔為上述應收款的賬面值。

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES 27. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Restricted bank deposits (Note (a))	限制性銀行存款(註釋(a))	**278,230**	1,486,362	**249,386**	1,466,463
Rebate receivables on aircraft acquisitions	購入飛機所得應收回扣款	**836,647**	796,737	**801,002**	753,741
Receivables from aircraft manufacturer for cancelled order (Note 21)	應收飛機供應商飛機退定款(附註21)	**–**	686,966	**–**	–
Deposits with banks with original maturity over three months but less than a year (Note (b))	超過三個月但少於一年的短期存款(註釋(b))	**2,616,057**	462,768	**110,782**	89,601
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**280,638**	306,293	**130,760**	179,070
Rental deposits	租賃訂金	**222,455**	260,650	**246,636**	220,555
Amounts due from related companies (Note 45(c)(i))	應收有關連公司款項(附註45(c)(i))	**249,865**	152,731	**2,326,225**	2,386,120
Others	其他	**1,437,599**	1,188,492	**612,042**	568,492
Subtotal	小計	**5,921,491**	5,340,999	**4,476,833**	5,664,042
Less: bad debt provision	減：減值撥備	**(309,776)**	(183,995)	**(262,995)**	(110,676)
		5,611,715	5,157,004	**4,213,838**	5,553,366

Notes:

(a) The restricted bank deposits primarily represent bank deposits of RMB236 million (2010: RMB1,345 million) for secured borrowings. Such deposit bear interest rate of 3% per annum (2010: 2.02% to 3.37%) with final maturities through 1 March 2012 (Note 32).

(b) As at 31 December 2011, the deposits are denominated in RMB and bore effective interest rates ranging from 0.5% to 5.3% per annum (2010: 0.36% per annum).

註釋：

(a) 限制性銀行存款主要包括用於擔保借款的銀行存款人民幣2.36億元(二零一零年：人民幣13.45億元)，年利率為3%(二零一零年：年利率介於2.02%至3.37%之間)，借款至二零一二年三月一日到期(附註32)。

(b) 於二零一一年十二月三十一日，短期存款為人民幣存款，其年利率介於0.5%至5.3%之間(二零一零年：年利率0.36%)。

28. CASH AND CASH EQUIVALENTS

28. 現金及現金等價物

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Renminbi	人民幣	**3,249,932**	2,642,109	**326,408**	511,808
US Dollars	美元	**520,976**	263,051	**453,753**	181,499
Euro	歐元	**19,753**	30,592	**7,938**	22,888
Japanese Yen	日元	**5,425**	12,705	**1,021**	7,445
Hong Kong Dollars	港幣	**26,219**	11,430	**25,412**	10,362
Others	其他貨幣	**38,668**	118,341	**37,480**	117,281
		3,860,973	3,078,228	**852,012**	851,283

29. TRADE PAYABLES AND NOTES PAYABLE

29. 應付賬款及應付票據

The aging analysis of trade payables and notes payable is as follows:

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Within 90 days	九十日以內	**1,761,478**	2,477,327	**2,400,602**	3,522,807
91 to 180 days	九十一日至一百八十日	**217,331**	1,190,393	**620,039**	868,816
181 to 365 days	一百八十一日至三百六十五日	**409,475**	290,991	**243,903**	69,583
Over 365 days	超過三百六十五日	**304,340**	316,732	**215,565**	240,745
		2,692,624	4,275,443	**3,480,109**	4,701,951

As at 31 December 2011, the trade payables and notes payable balances of the Group and the Company included amounts due to related companies of RMB1,216 million (2010: RMB478 million) and RMB2,925 million (2010: RMB2,441 million) respectively (Note 45(c)(ii)).

於二零一一年十二月三十一日，本集團和本公司應付賬款及應付票據餘額中應付關聯公司餘額分別為人民幣12.16億元(二零一零年：人民幣4.78億元)和人民幣29.25億元(二零一零年：人民幣24.41億元)(附註45(c)(ii))。

As at 31 December 2011, notes payable amounted to RMB48 million (2010: RMB1,425 million), which were unsecured, bore effective interest rates ranging from 6% to 8% per annum (2010: 3.48% to 4.5%) and are repayable within six months.

於二零一一年十二月三十一日，應付票據總額為人民幣0.48億元(二零一零年：人民幣14.25億元)，無擔保，年利率為6%至8%(二零一零年：3.48%至4.5%)，並將於六個月內支付。

30. OTHER PAYABLES AND ACCRUED EXPENSES 30. 其他應付款及預提費用

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Accrued salaries, wages and benefits	預提工資、薪金及福利	**2,657,376**	2,857,725	**1,590,845**	2,435,460
Accrued take-off and landing charges	預提飛機起降費用	**1,885,898**	2,016,546	**695,207**	851,991
Accrued expenses related to aircraft overhaul conducted	預提已發生的飛機大修費用	**1,941,007**	1,759,898	**1,087,209**	939,135
Accrued fuel cost	預提飛機航油費用	**2,223,904**	1,550,561	**1,326,225**	959,558
Duties and levies payable	關稅及應付稅費	**1,750,389**	1,375,205	**1,030,312**	818,774
Other accrued operating expenses	預提其他營運費用	**1,571,843**	1,650,795	**1,030,312**	1,115,279
Deposits received from ticket sales agents	從票務銷售代理收取的訂金	**627,006**	500,139	**368,149**	350,596
Current portion of other long-term liabilities (Note 34)	其他長期負債的流動部份(附註34)	**398,701**	384,960	**249,259**	337,224
Staff housing allowance (Note 37(b))	職工住房補貼(附註37(b))	**389,719**	348,232	**262,964**	265,084
Current portion of post-retirement benefit obligations (Note 36(b))	退休後福利準備的流動部份(附註36(b))	**83,483**	61,279	**70,327**	54,523
Amounts due to related companies (Note 45(c)(ii))	應付有關連公司款項(附註45(c) (ii))	**96,590**	83,641	**1,101,154**	757,173
Other payables	其他	**2,641,371**	1,947,187	**1,849,414**	1,557,583
		16,267,287	14,536,168	**10,661,377**	10,442,380

31. OBLIGATIONS UNDER FINANCE LEASES 31. 融資租賃負債

As at 31 December 2011, the Group and the Company had 80 and 60 aircraft (2010: 71 and 58 aircraft) respectively under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

於二零一一年十二月三十一日，本集團及本公司以融資租賃方式分別租入飛機80架和60架(二零一零年：71架和58架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

31. OBLIGATIONS UNDER FINANCE LEASES (continued) 31. 融資租賃負債(續)

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

融資租賃最低租金(包括利息)及最低租金的現值分列如下：

		Group 集團					
		2011 二零一一年			2010 二零一零年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,790,844**	**331,585**	**2,459,259**	2,476,451	338,620	2,137,831
In the second year	第二年	**2,846,797**	**288,703**	**2,558,094**	2,539,816	296,589	2,243,227
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**7,836,047**	**600,836**	**7,235,211**	7,498,600	609,882	6,888,718
After the fifth year	五年以後	**8,448,826**	**440,568**	**8,008,258**	8,359,802	421,245	7,938,557
Total	總額	**21,922,514**	**1,661,692**	**20,260,822**	20,874,669	1,666,336	19,208,333
Less: amount repayable within one year	減：一年內償還部份	**(2,790,844)**	**(331,585)**	**(2,459,259)**	(2,476,451)	(338,620)	(2,137,831)
Long-term portion	長期部份	**19,131,670**	**1,330,107**	**17,801,563**	18,398,218	1,327,716	17,070,502

31. OBLIGATIONS UNDER FINANCE LEASES (continued) 31. 融資租賃負債(續)

		Company 公司					
		2011 二零一一年			2010 二零一零年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	**Interest 利息 RMB'000 人民幣千元**	**Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元**	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,278,734**	**267,746**	**2,010,988**	2,084,166	287,427	1,796,739
In the second year	第二年	**2,298,934**	**226,849**	**2,072,085**	2,137,331	252,061	1,885,270
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**6,190,003**	**471,306**	**5,718,697**	6,251,938	521,000	5,730,938
After the fifth year	五年以後	**6,690,780**	**358,378**	**6,332,402**	6,854,100	389,175	6,464,925
Total	總額	**17,458,451**	**1,324,279**	**16,134,172**	17,327,535	1,449,663	15,877,872
Less: amount repayable within one year	減：一年內償還部份	**(2,278,734)**	**(267,746)**	**(2,010,988)**	(2,084,166)	(287,427)	(1,796,739)
Long-term portion	長期部份	**15,179,717**	**1,056,533**	**14,123,184**	15,243,369	1,162,236	14,081,133

The fair value of obligations under finance leases of the Group and the Company are RMB20,866 million and RMB16,599 million (2010: RMB19,529 million and RMB16,228 million) respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

本集團及本公司融資租賃負債之公允值分別為人民幣208.66億元及人民幣165.99億元(二零一零年：人民幣195.29億元及人民幣162.28億元)，其公允值是根據預期支付款項按年末市場利率折現計算而得。

32. BORROWINGS

32. 借款

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Non-current	非流動部分				
Long-term bank borrowings	長期銀行借款				
– secured (Note (a))	一有抵押(註釋(a))	**11,988,500**	13,107,405	**6,439,802**	8,983,065
– unsecured (Note (b))	一無抵押(註釋(b))	**9,114,963**	10,247,592	**8,745,066**	9,258,475
Guaranteed bonds (Note (c))	有擔保債券(註釋(c))	**2,500,000**	–	**–**	–
		23,603,463	23,354,997	**15,184,868**	18,241,540
Current	流動部份				
Long-term bank borrowings	長期銀行借款				
– secured	一有抵押	**1,973,744**	2,011,861	**983,602**	1,274,011
– unsecured	一無抵押	**4,743,506**	2,005,721	**4,081,231**	1,830,273
Short-term bank borrowings	短期銀行借款				
– secured	一有抵押	**221,948**	1,324,540	**221,948**	1,324,540
– unsecured	一無抵押	**11,231,932**	9,868,538	**9,543,699**	7,918,751
		18,171,130	15,210,660	**14,830,480**	12,347,575
Total borrowings	借款總額	**41,774,593**	38,565,657	**30,015,348**	30,589,115
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**18,171,130**	15,210,660	**14,830,480**	12,347,575
In the second year	第二年	**8,407,984**	6,161,606	**7,335,988**	4,739,334
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**9,391,440**	10,672,434	**4,484,140**	8,682,965
After the fifth year	五年以後	**5,804,039**	6,520,957	**3,364,740**	4,819,241
Total borrowings	借款總額	**41,774,593**	38,565,657	**30,015,348**	30,589,115

Notes:

(a) As at 31 December 2011, the secured bank borrowings of the Group and the Company were pledged by the related aircrafts and buildings with an aggregate net book amount of RMB18,317 million and RMB10,005 million respectively (2010: RMB20,800 million and RMB14,846 million) (Note 19).

(b) Certain unsecured bank borrowings of the Group and the Company totaling of RMB228 million and RMB85 million respectively (2010: RMB575 million and RMB85 million) were guaranteed by CEA Holding (Note 45(c)).

(c) On 1 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum and payable semi-annually. The bonds are redeemable at 100% of the principal amount and mature on 8 August 2014.

The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

註釋：

(a) 於二零一一年十二月三十一日，本集團及本公司的抵押借款以若干飛機及樓宇作抵押物，其賬面價值分別為人民幣183.17億元及人民幣100.05億元(二零一零年：人民幣208.00億元及人民幣148.46億元)(附註19)。

(b) 本集團及本公司部份非抵押銀行貸款計人民幣2.28億元及人民幣0.85億元(二零一零年：人民幣5.75億元及0.85億元)由中國東航集團提供擔保(附註45(c))。

(c) 於二零一一年八月一日，本公司之全資附屬公司東航海外(香港)有限公司按照面值發行人民幣25億元的3年期有擔保債券，年利率為4%，每半年付息一次。此債券將在到期日二零一四年八月八日按照面值贖回。

本公司為此債券提供無條件及不可撤回擔保。

32. BORROWINGS (continued)

32. 借款(續)

The terms of the long-term borrowings are summarised as follows:

長期銀行借款的條款概括如下：

		Group 集團		Company 公司	
Currency **幣種**	**Interest rate and final maturities** **借款利率及到期日**	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
RMB denominated 人民幣	Interest rates ranging from 3.51% to 6.4% per annum with final maturities through to 2024. 年利率介於3.51%至6.4%不等，借款至2024年最後到期	**11,344,130**	10,550,536	**7,378,300**	8,897,248
U.S. dollar denominated 美元	Interest rates ranging from 3 month LIBOR+0.25% to 6 month LIBOR +3.5% per annumwith final maturities through to 2022. 年利率介於3個月LIBOR +0.25%至6個月LIBOR +3.5%不等，借款至2022年最後到期	**18,976,583**	16,822,043	**12,871,401**	12,448,576
Total long-term bank borrowings 長期借款總計		**30,320,713**	27,372,579	**20,249,701**	21,345,824

(a) The fair value of long-term borrowing of the Group and the Company are RMB30,363 million and RMB20,706 million respectively (2010: RMB27,759 million and RMB21,768 million), which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(a) 本集團及本公司的長期借款之公允價值分別為人民幣303.63億元及人民幣207.06億元(二零一零年：人民幣277.59億元及人民幣217.68億元)，其公允價值乃根據預期支付款項，以及於資產負債表日本集團和本公司可獲得的相同條款及特徵金融工具主要市場利率來折現計算。

(b) Short-term borrowings of the Group and the Company are repayable within one year. As at 31 December 2011, the interest rates relating to such borrowings were ranged from 1.30% to 6.31% per annum (2010: 1.26% to 5.31% per annum).

(b) 本集團及本公司的短期借款均為一年以內償還的借款。於二零一一年十二月三十一日，短期借款的年利率介於1.30%至6.31%(二零一零年：1.26%至5.31%)。

32. BORROWINGS (continued)

32. 借款(續)

(c) The carrying amounts of the borrowings are denominated in the following currencies:

(c) 借款的賬面金額以下列貨幣為單位：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Renminbi	人民幣	**16,779,919**	16,493,536	**11,428,300**	12,927,248
US Dollars	美元	**24,994,674**	22,072,121	**18,587,048**	17,661,867
		41,774,593	38,565,657	**30,015,348**	30,589,115

33. PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

33. 經營租賃飛機退租檢修準備

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**2,814,503**	1,847,755	**1,517,071**	1,282,402
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**–**	685,934	**–**	–
Additional provisions	本年計提	**801,309**	586,364	**262,569**	247,424
Utilisation	本年度支用	**(316,686)**	(305,550)	**(58,545)**	(12,755)
At 31 December	十二月三十一日結餘	**3,299,126**	2,814,503	**1,721,095**	1,517,071
Less: current portion	減：流動部份	**(375,409)**	(339,091)	**(174,151)**	(46,695)
Long-term portion	長期部份	**2,923,717**	2,475,412	**1,546,944**	1,470,376

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft under operating leases as the Group has obligation to fulfill certain return conditions under relevant leases.

經營租賃飛機退租檢修準備為經營性租賃飛機的預計退租檢修費用的現值，對於此等飛機，本集團有義務滿足有關租賃規定的交還條件。

34. OTHER LONG-TERM LIABILITIES

34. 其他長期負債

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Long-term duties and levies payable	長期應付關稅及其他稅項	**908,406**	821,950	**674,238**	624,836
Fair value of unredeemed points awarded under the Group's frequent flyer program	常旅客計劃尚未兌換獎勵積分的公允價值	**1,424,709**	1,254,752	**815,183**	1,119,159
Other long-term payables	其他長期應付款	**112,685**	113,120	**91,649**	91,484
		2,445,800	2,189,822	**1,581,070**	1,835,479
Less: current portion included in other payables and accrued expenses	減：計入其他應付款和預提費用中的流動部份	**(398,701)**	(384,960)	**(249,259)**	(337,224)
Long-term portion	長期部份	**2,047,099**	1,804,862	**1,331,811**	1,498,255

35. DEFERRED TAXATION

35. 遞延稅項

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

當有法定權利可將稅項抵銷，且涉及同一管轄機構，則可將遞延稅項資產與遞延稅項負債互相抵銷。抵銷後，按下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Deferred tax assets	遞延稅項資產				
– Deferred tax asset to be utilised after 12 months	–12個月以上可實現的遞延稅項資產	**41,687**	73,675	**–**	–
– Deferred tax asset to be utilised within 12 months	–12個月以內可實現的遞延稅項資產	**2,731**	1,513	**–**	–
		44,418	75,188	**–**	–
Deferred tax liabilities	遞延稅項負債				
– Deferred tax liability to be realised after 12 months	–12個月以上可實現的遞延稅項負債	**(29,326)**	(51,814)	**–**	–
Net deferred tax assets	遞延稅項資產淨額	**15,092**	23,374	**–**	–

35. DEFERRED TAXATION (continued)

35. 遞延稅項(續)

Movements in the net deferred tax assets are as follows:

遞延稅項淨資產的變動如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**23,374**	32,209	**–**	–
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**–**	(653)	**–**	–
Charged to income statement (Note 14)	計入利潤表(附註14)	**(8,282)**	(8,182)	**–**	–
At 31 December	十二月三十一日結餘	**15,092**	23,374	**–**	–

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**70,071**	83,365	**64,951**	79,272
Impairment provision for receivables	應收款減值撥備	**34,745**	69,063	**31,537**	53,945
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**78,286**	128,226	**74,187**	125,573
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	**–**	93,740	**–**	92,101
Provision for frequent flyer programs	常旅客獎勵計劃準備	**–**	44,001	**–**	39,355
Derivative financial liabilities	交易性金融負債	**29,201**	29,526	**29,201**	29,526
Provision for post-retirement benefits	退休後福利準備	**230,361**	245,026	**198,370**	220,475
		442,664	692,947	**398,246**	640,247
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(426,481)**	(652,521)	**(397,155)**	(623,195)
Derivative financial assets	交易性金融資產	**(1,091)**	(17,052)	**(1,091)**	(17,052)
		(427,572)	(669,573)	**(398,246)**	(640,247)

35. DEFERRED TAXATION (continued) 35. 遞延稅項(續)

Movements of the net deferred tax assets of the Group for the year:

遞延稅項淨資產的變動如下：

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/ credited to income statement 利潤表(借項)/貸項 RMB'000 人民幣千元	At the end of the year 年末餘額 RMB'000 人民幣千元
For the year ended 31 December 2011	二零一一年度			
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	83,365	(13,294)	70,071
Impairment provision for receivables	應收款減值撥備	69,063	(34,318)	34,745
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	128,226	(49,940)	78,286
Provision for return conditionchecks for aircraft under operating leases	經營租賃飛機退租檢修準備	93,740	(93,740)	-
Provision for frequent flyer programs	常旅客獎勵計劃準備	44,001	(44,001)	-
Derivative financial liabilities	交易性金融負債	29,526	(325)	29,201
Provision for post-retirement benefits	退休後福利準備	245,026	(14,665)	230,361
		692,947	(250,283)	442,664
Depreciation and amortisation	折舊及攤銷	(652,521)	226,040	(426,481)
Derivative financial assets	交易性金融資產	(17,052)	15,961	(1,091)
		(669,573)	242,001	(427,572)
Net deferred tax assets	遞延稅項資產淨額	23,374	(8,282)	15,092

35. DEFERRED TAXATION (continued)

35. 遞延税項(續)

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	Additions through the acquisition of Shanghai Airlines 收購上航股份增加 RMB'000 人民幣千元	(Charged)/ credited to income statement 利潤表(借項)/貸項 RMB'000 人民幣千元	At the end of the year 年末餘額 RMB'000 人民幣千元
For the year ended 31 December 2010	二零一零年度				
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	78,634	–	4,731	83,365
Impairment provision for receivables	應收款減值撥備	68,553	510	–	69,063
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	170,808	–	(42,582)	128,226
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	152,231	–	(58,491)	93,740
Provision for frequent flyer program	常旅客獎勵計劃準備	13,619	–	30,382	44,001
Derivative financial liabilities	交易性金融負債	132,732	–	(103,206)	29,526
Provision for post-retirement benefits	退休後福利準備	271,672	–	(26,646)	245,026
		888,249	510	(195,812)	692,947
Depreciation and amortisation	折舊及攤銷	(855,272)	–	202,751	(652,521)
Derivative financial assets	交易性金融資產	(768)	(1,163)	(15,121)	(17,052)
		(856,040)	(1,163)	187,630	(669,573)
Net deferred tax assets	遞延税項資產淨額	32,209	(653)	(8,182)	23,374

As at the balance sheet date, the Group and the Company had following balances in respect of which no deferred tax asset has been recognised:

於資產負債表日，本集團及本公司的未確認遞延税項資產的相關餘額列示如下：

		Group 集團			
		2011 二零一一年		2010 二零一零年	
		Deferred taxation 遞延税項 RMB'000 人民幣千元	**Temporary differences 暫時性差異 RMB'000 人民幣千元**	Deferred taxation 遞延税項 RMB'000 人民幣千元	Temporary differences 暫時性差異 RMB'000 人民幣千元
Tax losses carried forward	可抵扣税務虧損	**2,428,143**	**9,712,570**	3,824,859	15,299,437
Other deductible temporary differences	其他可抵扣暫時性差異	**971,951**	**3,887,804**	741,766	2,967,064
Total unrecognised deferred tax assets	未確認遞延税項資產合計	**3,400,094**	**13,600,374**	4,566,625	18,266,501

35. DEFERRED TAXATION (continued)

35. 遞延稅項(續)

		Company 公司			
		2011 二零一一年		2010 二零一零年	
		Deferred taxation 遞延稅項 RMB'000 人民幣千元	**Temporary differences 暫時性差異 RMB'000 人民幣千元**	Deferred taxation 遞延稅項 RMB'000 人民幣千元	Temporary differences 暫時性差異 RMB'000 人民幣千元
Tax losses carried forward	可抵扣稅務虧損	**1,544,268**	**6,177,072**	2,739,512	10,958,048
Other deductible temporary differences	其他可抵扣暫時性差異	**737,072**	**2,948,288**	510,721	2,042,884
Total unrecognised deferred tax assets	未確認遞延稅項資產合計	**2,281,340**	**9,125,360**	3,250,233	13,000,932

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group and the Company's tax losses carried forward will expire between 2012 and 2016.

根據中國稅法，稅務虧損可於五年內沖銷未來應課稅收入。本集團與本公司的稅務虧損將於二零一二年至二零一六年間到期。

As at 31 December 2011, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operation results, such as future fuel prices and market demand, management determined that it is not probable that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognised.

於二零一一年十二月三十一日，管理層對未來是否可產生應稅利潤以利用上述可抵扣暫時性差異及稅務虧損進行了評估。由於本集團未來經營結果受航油價格及市場需求等不確定性因素的影響，管理層認為上述可抵扣暫時性差異及稅務虧損在其到期前可被利用的可能性較小，故未確認對應的遞延所得稅資產。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

36. 退休金計劃及僱員退休後的福利

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended 31 December 2011, the Group's pension cost charged to the consolidated income statement amounted to RMB768 million (2010: RMB715 million).

(a) 定額供款退休金計劃

(i) 養老金

本集團在其營運地區參與當地省市政府管轄的定額供款的養老金計劃。本集團大多數中國僱員符合參與本集團的養老金計劃之條件。本集團需按薪金及津貼金額20%至22%交納供款額，並以相關市政府所設定最高額為限。僱員則按其基本薪金的7%至8%交納供款。截至二零一一年十二月三十一日止年度，本集團在該計劃下已計入合併利潤表的養老金供款費用為人民幣7.68億元(二零一零年：人民幣7.15億元)。

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(a) Defined contribution retirement schemes (continued)

(ii) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2011, the Group's medical insurance contributions charged to the consolidated income statement amounted to RMB374 million (2010: RMB281 million).

(a) 定額供款退休金計劃(續)

(ii) 醫療保險

本集團大部份中國僱員參加了各地政府組織的醫療保險計劃,本集團及僱員須分別按相關市政府所設定基本薪金約12%及2%向計劃供款,並以相關市政府所設定最高額為限。除此供款外,本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一一年十二月三十一日止年度,本集團於合併利潤表中列賬的醫療保險為人民幣3.74億元(二零一零年:人民幣2.81億元)。

(b) Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

(b) 退休後的福利

除上述的養老金計劃外,本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。退休後福利所產生的費用按「**預計福利按服務年期攤分法**」精算估值計算,並以數項假設及估計為基準,當中包括通脹率、折現率及僱員流失率等。

在資產負債表中所確認的退休後福利費用準備如下:

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Present value of funded post-retirement benefit obligations	設基金的僱員退休後福利費用準備的現值	**350,210**	440,042	**–**	–
Fair value of plan assets	計畫資產的公允價值	**(92,450)**	(95,085)	**–**	–
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**5,826,053**	4,737,736	**5,032,085**	4,155,547
Unrecognised actuarial losses	未確認的精算損失	**(3,140,385)**	(2,465,413)	**(2,770,036)**	(2,209,541)
Post-retirement benefit obligations	僱員退休後福利費用準備	**2,943,428**	2,617,280	**2,262,049**	1,946,006
Less: current portion (Note 30)	減:流動部份(附註30)	**(83,483)**	(61,279)	**(70,327)**	(54,523)
Long-term portion	長期部份	**2,859,945**	2,556,001	**2,191,722**	1,891,483

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued)

(b) 退休後的福利(續)

Changes in post-retirement benefit obligations are as follows:

退休後福利費用準備的變動如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**2,617,284**	1,849,933	**1,946,006**	1,644,742
Additions through the acquisition of Shanghai Airlines	收購上航股份增加	**–**	419,414	**–**	–
Costs charged in the income statement	計入利潤表的有關費用	**478,502**	479,514	**438,829**	399,177
Payments	支付額	**(152,358)**	(131,581)	**(122,786)**	(97,913)
At 31 December	十二月三十一日結餘	**2,943,428**	2,617,280	**2,262,049**	1,946,006

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

退休後福利費用已列入工資、薪金及福利費用中，並已於本年度利潤表中反映：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Current service cost	當期服務費用	**170,493**	172,889	**170,444**	138,270
Interest cost	利息費用	**224,064**	211,412	**182,737**	169,884
Actuarial losses recognised	確認的精算損失	**90,643**	101,256	**85,648**	91,023
Estimated return on planned asset	計畫資產預期回報	**(6,698)**	(6,043)	**–**	–
Total (Note 9)	總額(附註9)	**478,502**	479,514	**438,829**	399,177

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued)

(b) 退休後的福利(續)

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Discount rate	折現率	**4.20%-4.25%**	4.25%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**3%-5%**	3%-5%
Employee turnover rate	僱員流失率	**3%-3.25%**	3%-3.25%
Mortality rate	死亡率	**9.83%**	9.83%
Medical inflation rate	醫療通脹率	**5.00%**	5.00%

37. STAFF HOUSING BENEFITS

37. 職工住房補貼

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2010: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2011, the Group's contributions to the housing funds amounted to RMB545 million (2010: RMB422 million) (Note 9) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2011 is RMB28 million (2010: RMB45 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(a) 員工住房基金

根據中國住房政策，本集團需按國內員工薪金的7%至15%(二零一零年：7%至15%)供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於截至二零一一年十二月三十一日止年度內，本集團計入合併利潤表的職工住房基金的供款計人民幣5.45億元(二零一零年：人民幣4.22億元)(附註9)。截至二零一一年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣0.28億元(二零一零年：人民幣0.45億元)。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任填補不足。

37. STAFF HOUSING BENEFITS (continued)

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at 31 December 2011, the present obligation of the provision for employee's staff housing allowances is RMB390 million (2010: RMB348 million).

For the year ended 31 December 2011, the staff housing benefit amounted to RMB171 million (2010: RMB114 million) (Note 9) which has been charged to the consolidated income statement.

37. 職工住房補貼(續)

(b) 員工住房補貼

本集團同時以現金方式向符合資格的員工提供員工住房補貼。受益期原則上為二十年，當符合資格員工離職或退休時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職或退休時支付。截至二零一一年十二月三十一日，員工住房補貼準備的現值為人民幣3.90億元(二零一零年：人民幣3.48億元)。

截至二零一一年十二月三十一日止年度，計人民幣1.71億元(二零一零年：人民幣1.14億元)員工住房補貼於合併利潤表中列支(附註9)。

38. DERIVATIVES FINANCIAL INSTRUMENTS

38. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps (Note (a))	利率互換合約(註釋(a))	**4,279**	52,081	**267,909**	191,247
Forward foreign exchange contracts (Note (b))	外匯遠期合約(註釋(b))	**86**	–	**65,075**	76,548
Crude oil option contracts (Note (c))	原油期權合約(註釋(c))	**–**	18,970	**–**	48,612
Total	合計	**4,365**	71,051	**332,984**	316,407
Less: current portion	減：流動部份				
– Interest rate swaps	–利率互換合約	**–**	–	**(51,063)**	(62,891)
– Forward foreign exchange contracts	–外匯遠期合約	**–**	–	**–**	(10,479)
– Crude oil option contracts	–原油期權合約	**–**	(18,970)	**–**	(48,612)
		–	(18,970)	**(51,063)**	(121,982)
Non-current portion	非流動部份	**4,365**	52,081	**281,921**	194,425

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公允價值。

38. DERIVATIVES FINANCIAL INSTRUMENTS (continued)

38. 金融衍生工具(續)

Notes:

註釋：

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping variable rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2011, the notional amount of the outstanding interest rate swap agreements was approximately US$695 million (2010: US$668 million). These agreements will expire between 2013 and 2021.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險(附註3 (a) (ii))。本集團簽訂的利率互換合約將與LIBOR相關的浮動利率轉換為固定利率的利率互換合約，屬於現金流量套期，其他合約為公允价值套期。於二零一一年十二月三十一日，本集團仍持有尚未交易的利率互換合約的名義金額約為6.95億美元(二零一零年：6.68億美元)，並將於二零一三年至二零二一年間到期。

本年度已實現及未實現利率互換合約實際交割損益及公允價值變動列示於利潤表如下：

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Realised losses (recorded in finance costs)	已實現損失(計入財務費用)	**(118,016)**	(105,043)
Unrealised mark to market gains/(losses)	未實現收益／(損失)		
– cash flow hedges (recognised in equity)	–現金流套期(計入資本公積)	**(133,526)**	8,103
– fair value hedges (recognised in gain on fair value movements of derivatives financial instruments)	–公允價值套期(計入衍生金融工具公允價值變動損益)	**9,062**	7,602
		(242,480)	(89,338)

(b) Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at 31 December 2011, the notional amount of the outstanding currency forward contracts was approximately US$46 million (2010: US$48 million), which will expire between 2012 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售外匯收入及需以外匯支付的費用相關的匯率波動風險(附註3(a) (i))。本集團簽訂的以固定匯率銷售日元或買入美元的外匯遠期合約，屬於現金流量套期，其他外匯遠期合約為公允价值套期。於二零一一年十二月三十一日，本集團持有尚未交易的外匯套期合約的名義金額約為0.46億美元(二零一零年：0.48億美元)，並將於二零一二年至二零一七年間到期。

本年度已實現及未實現外匯遠期合約實際交割損益及公允價值變動列示於利潤表如下：

		Group 集團	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Realised losses (recorded in finance income)	已實現損失(計入財務費用)	**(10,406)**	(42,233)
Unrealised mark to market gains/(losses)	未實現收益／(損失)		
– cash flow hedges (recognised in equity)	–現金流套期(計入資本公積)	**1,080**	(25,119)
– fair value hedges (recognised in gain on fair value movements of derivatives financial instruments))	–公允價值套期(計入衍生金融工具公允價值變動損益)	**10,479**	25,587
		1,153	(41,765)

38. DERIVATIVES FINANCIAL INSTRUMENTS (continued)

Notes: (continued)

(c) Crude oil option contracts

In previous years, The Group entered into crude oil hedging contracts. The crude oil hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell. In 2011, the Group did not enter into any new crude oil option contracts, and all the contracts signed in past years were settled before 31 December 2011.

None of the crude oil hedging contracts the Group entered into is qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of crude oil and the price at which the counterparties are effectively entitled to sell in future periods as unrealised mark to market gains/losses and recognised these gains/losses in the income statements immediately.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

38. 金融衍生工具(續)

註譯:(續)

(c) 原油期權合約

於以往年度,本集團簽訂了若干原油期權合約。本集團簽訂的原油期權合約的主要結構包括若干看漲期權及看跌期權,並在一定程度上將約定量航油的價格鎖定在一定區間。在每一份原油期權合約中,本集團在看漲期權下有權購入航油的價格高於交易對手有權利出售的價格。於二零一一年度,本集團未簽訂新的原油期權合約,且以往年度簽定的原油期權合約已於二零一一年十二月三十一日前全部到期。

本集團所持的原油期權合約不符合套期會計的條件。本集團需將現貨價格與交易對手於未來期間出售價之間公允價值的差異作為未實現市值收益/損失直接計入利潤表。

該等合約估值產生的已實現和未實現的收益和損失計入利潤表。

		Group 集團	
		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Realised losses	已實現損失	**(37,668)**	(82,420)
Unrealised mark to market gains	未實現收益	**104,978**	882,615
		67,310	800,195

39. FINANCIAL INSTRUMENTS BY CATEGORY

39. 金融工具(按類別)

(a) Group

(a) 集團

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	-	-	-	240,380	240,380
Derivative financial instruments	衍生工具	-	-	4,365	-	4,365
Trade receivables	應收賬款	2,197,493	-	-	-	2,197,493
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及除預付款以外的其他應收款	4,638,264	-	-	-	4,638,264
Cash and cash equivalents	現金及現金等價物	3,860,973	-	-	-	3,860,973
Total	總計	10,696,730	-	4,365	240,380	10,941,475

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Borrowings	借款	41,774,593	-	-	-	41,774,593
Obligations under finance leases	融資租賃負債	20,260,822	-	-	-	20,260,822
Derivative financial instruments	衍生工具	-	-	332,984	-	332,984
Trade payables and notes payable	應付賬款及應付票據	2,692,624	-	-	-	2,692,624
Other payables and accrued expenses	其他應付款及預提費用	16,267,287	-	-	-	16,267,287
Total	總計	80,995,326	-	332,984	-	81,328,310

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(a) Group (continued) (a) 集團(續)

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	242,005	242,005
Derivative financial instruments	衍生工具	–	–	71,051	–	71,051
Trade receivables	應收賬款	2,127,446	–	–	–	2,127,446
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及除預付款以外的其他應收款	4,442,730	–	–	–	4,442,730
Cash and cash equivalents	現金及現金等價物	3,078,228	–	–	–	3,078,228
Total	總計	9,648,404	–	71,051	242,005	9,961,460

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Borrowings	借款	38,565,657	–	–	–	38,565,657
Obligations under finance leases	融資租賃負債	19,208,333	–	–	–	19,208,333
Derivative financial instruments	衍生工具	–	–	316,407	–	316,407
Trade payables and notes payable	應付賬款及應付票據	4,275,443	–	–	–	4,275,443
Other payables and accrued expenses	其他應付款及預提費用	14,536,168	–	–	–	14,536,168
Total	總計	76,585,601	–	316,407	–	76,902,008

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

39. 金融工具(按類別)(續)

(b) Company

(b) 公司

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	-	-	-	221,557	221,557
Derivative financial instruments	衍生工具	-	-	4,365	-	4,365
Trade receivables	應收賬款	2,256,601	-	-	-	2,256,601
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及除預付款以外的其他應收款	3,790,959	-	-	-	3,790,959
Cash and cash equivalents	現金及現金等價物	852,012	-	-	-	852,012
Total	總計	6,899,572	-	4,365	221,557	7,125,494

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Borrowings	借款	30,015,348	-	-	-	30,015,348
Obligations under finance leases	融資租賃負債	16,134,172	-	-	-	16,134,172
Derivative financial instruments	衍生工具	-	-	332,984	-	332,984
Trade payables and notes payable	應付賬款及應付票據	3,480,109	-	-	-	3,480,109
Other payables and accrued expenses	其他應付款及預提費用	10,661,377	-	-	-	10,661,377
Total	總計	60,291,006	-	332,984	-	60,623,990

39. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 39. 金融工具(按類別)(續)

(b) Company (continued) **(b) 公司(續)**

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	223,729	223,729
Derivative financial instruments	衍生工具	–	–	71,051	–	71,051
Trade receivables	應收賬款	2,545,900	–	–	–	2,545,900
Prepayments, deposits and other receivables excluding prepayments	預付款、存款及除預付款以外的其他應收款	5,212,915	–	–	–	5,212,915
Cash and cash equivalents	現金及現金等價物	851,283	–	–	–	851,283
Total	總計	8,610,098	–	71,051	223,729	8,904,878

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2010	二零一零年十二月三十一日					
Borrowings	借款	30,589,115	–	–	–	30,589,115
Obligations under finance leases	融資租賃負債	15,877,872	–	–	–	15,877,872
Derivative financial instruments	衍生工具	–	–	316,407	–	316,407
Trade payables and notes payable	應付賬款及應付票據	4,701,951	–	–	–	4,701,951
Other payables and accrued expenses	其他應付款及預提費用	10,442,380	–	–	–	10,442,380
Total	總計	61,611,318	–	316,407	–	61,927,725

40. SHARE CAPITAL 40. 股本

		Group and Company 集團及公司 2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
A share listed on the Shanghai Stock Exchange ("**A Shares**")	在上海證券交易所上市的A股(「**A股**」)	**7,782,214**	7,782,214
– Tradable shares held by CEA Holding with trading moratorium	一中國東航集團持有的有限售條件流通股	**4,831,375**	4,831,375
– Tradable shares held by other investors with trading moratorium (Note)	一其他投資者持有的有限售條件流通股(註釋)	**288,889**	288,889
– Tradable shares without trading moratorium (Note)	一無限售條件流通股(註釋)	**2,661,950**	2,661,950
H shares listed on the Stock Exchange of Hong Kong Limited ("**H shares**")	在香港證券交易所上市的H股(「**H股**」)	**3,494,325**	3,494,325
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	一東航國際控股(香港)有限公司持有的有限售條件流通股	**1,437,375**	1,437,375
– Tradable shares without trading moratorium	一無限售條件流通股	**2,056,950**	2,056,950
		11,276,539	11,276,539

Pursuant to articles 49 and 50 of the Company's Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

Note:

On 28 January 2010, as approved by the Company's shareholders meeting and China Securities Regulatory Commission ("**CSRC**"), the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. Of the total 1,694,838,860 shares issued, 288,889,000 shares were issued to an investor with lock up period of 29 months from 25 January 2010. The fair value of the A Shares issued amounted to approximately RMB9.1 billion, of which RMB1.7 billion is recorded as share capital and the remaining RMB7.4 billion is recorded as share premium.

註釋：

經公司股東大會及中國證監會批准，本公司於二零一零年一月二十八日向上航股份的股東發行1,694,838,860股A股，用以換取上航股份已發行的全部股份。在已發行的1,694,838,860股A股中，288,889,000股為限售股，限售期為自2010年1月25日起29個月。該次發行的A股股票的公允價值約為人民幣91億元，其中人民幣17億元計入股本，人民幣74億元計入股本溢價。

41. RESERVES

41. 儲備

		Group 集團					
		Share Premium 股本溢價 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (附註38) RMB'000 人民幣千元	Other reserves 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2010	二零一零年一月一日結餘	10,347,872	(720,057)	(137,476)	76,010	(17,913,496)	(8,347,147)
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(附註38)	–	–	(17,016)	–	–	(17,016)
Fair value movements of available for sale investments	可供出售投資的公允價值變動	–	–	–	(534)	–	(534)
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	1,543	–	1,543
Issuance of new shares for the acquisition of Shanghai Airlines (Note 40)	收購上航股份所發行新股(附註40)	7,399,913	–	–	–	–	7,399,913
Profit attributable to equity shareholders of the company	本公司權益持有者應佔利潤	–	–	–	–	4,957,989	4,957,989
At 31 December 2010	二零一零年十二月三十一日結餘	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748
At 1 January 2011	**二零一一年一月一日結餘**	**17,747,785**	**(720,057)**	**(154,492)**	**77,019**	**(12,955,507)**	**3,994,748**
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(附註38)	**-**	**-**	**(132,446)**	**-**	**-**	**(132,446)**
Fair value movements of available for sale investments	可供出售投資的公允價值變動	**-**	**-**	**-**	**486**	**-**	**486**
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	**-**	**-**	**-**	**(2,701)**	**-**	**(2,701)**
Profit attributable to equity shareholders of the company	本公司權益持有者應佔利潤	**-**	**-**	**-**	**-**	**4,575,732**	**4,575,732**
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary (Note 22(b))	附屬公司非控制性權益增資后所分擔的超額虧損(附註22(b))	**426,439**	**-**	**-**	**-**	**-**	**426,439**
Acquisition of non-controlling interests in subsidiaries	收購附屬公司非控制性權益股權	**(12,905)**	**-**	**-**	**-**	**-**	**(12,905)**
At 31 December 2011	二零一一年十二月三十一日結餘	**18,161,319**	**(720,057)**	**(286,938)**	**74,804**	**(8,379,775)**	**8,849,353**

41. RESERVES (continued)

41. 儲備(續)

		Company 公司				
		Share Premium 股本溢價 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (附註38) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2010	二零一零年一月一日結餘	10,347,872	(720,057)	(137,476)	(15,276,108)	(5,785,769)
Unrealised gain on cashflow hedges (Note 38)	現金套期的未實現收益 (附註38)	–	–	(17,016)	–	(17,016)
Issuance of new shares for the acquisition of Shanghai Airlines (Note 40)	收購上航股份所發行新股 (附註40)	7,399,913	–	–	–	7,399,913
Profit for the year	年度利潤	–	–	–	4,422,353	4,422,353
At 31 December 2010	二零一零年十二月三十一日結餘	17,747,785	(720,057)	(154,492)	(10,853,755)	6,019,481
At 1 January 2011	二零一一年一月一日結餘	**17,747,785**	**(720,057)**	**(154,492)**	**(10,853,755)**	**6,019,481**
Unrealised gain on cashflow hedges (Note 38)	現金套期的未實現收益 (附註38)	**–**	**–**	**(132,446)**	**–**	**(132,446)**
Transaction with non-controlling interest	非控制性權益交易	**197,335**	**–**	**–**	**–**	**197,335**
Profit for the year	年度利潤	**–**	**–**	**–**	**4,522,687**	**4,522,687**
At 31 December 2011	二零一一年十二月三十一日結餘	**17,945,120**	**(720,057)**	**(286,938)**	**(6,331,068)**	**10,607,057**

Notes:

(a) Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

No profit appropriation by the Company to the statutory and discretionary reserve fund was made for the year ended 31 December 2011 (2010: nil).

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company's listing.

註釋：

(a) 法定及任意公積金

根據中國有關規定及本公司的公司章程，本公司須將按中國企業會計準則所計算的年度內利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

本公司可按中國企業會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

本公司於截至二零一一年十二月三十一日止年度無須進行溢利轉撥法定及任意公積金(二零一零年：無)。

(b) 資本儲備

本集團於一九九六年六月基於上市目的而重組時的發行的股本賬面值與淨資產公允價值的差異為資本儲備。

42. ASSETS HELD FOR SALE

In December 2011, the Group entered into an agreement with a third party to dispose certain aircrafts and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircrafts. The aircrafts and engines with an aggregated carrying value of RMB482 million (after the impairment loss charge) has been classified as assets held for sale at 31 December 2011. An impairment loss charge of approximately RMB612 million was made against these aircrafts and engines by reference to the contracted selling price (Note 10) for the year ended 31 December 2011.

The assets held for sale as at 31 December 2010 were disposed in 2011 and the selling price approximates its carrying value as at 31 December 2010.

42. 持有待售資產

於二零一一年十二月，本集團與第三方公司簽訂協議，在未來12個月內出售維護成本較高的若干飛機和發動機。於二零一一年十二月三十一日，計提減值準備後賬面淨值為人民幣4.82億元的上述飛機及發動機分類至持有待售資產。根據協議規定售價，本集團對上述飛機及發動機計提減值準備人民幣6.12億元(附註10)。

於二零一零年十二月三十一日的持有待售資產已於二零一一年度處置，處置價格與其賬面價值相近。

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

43. 合併現金流量表附註

(a) Cash generated from operations

(a) 經營產生的現金流量

		2011 **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Profit before income tax	**稅前利潤**	**4,840,701**	5,417,812
Adjustments for:	調整項目：		
Depreciation of property, plant and equipment and intangible assets	物業、機器及設備及無形資產折舊	**6,911,989**	6,726,651
(Gain)/loss on disposals of property, plant and equipment	物業、機器及設備的處置(收益)／損失	**(35,851)**	15,893
Loss on disposals of investment in associates	處置聯營公司的損失	**-**	1,013
Gain on disposals of assets-held-for-sale	出售持有待售資產的收益	**(2,585)**	-
Gain on disposals of investment in subsidiaries	處置附屬公司的收益	**(230)**	(45,147)
Share of results of associates	攤佔聯營公司業績	**(75,435)**	(39,228)
Share of results of jointly controlled entities	攤佔合營公司業績	**(31,437)**	(28,154)
Amortisation of lease prepayments	預付租賃款攤銷	**41,777**	31,186
Net foreign exchange gains	淨匯兑收益	**(1,872,369)**	(1,074,796)
Gain arising from fair value movements of derivative financial instruments	金融衍生工具的公允值變動收益	**(49,183)**	(915,804)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**739,663**	601,407
Impairment provision trade and other receivables	應收賬款及其他應收款減值撥備	**161,048**	1,545
Provision for post-retirement benefits	退休後福利準備	**478,502**	479,514
Provision for return condition checks for aircraft under operating leases	經營性租賃飛機退租檢修準備	**695,415**	586,364
Impairment loss	資產減值損失	**638,316**	405,391
Interest income	利息收入	**(151,633)**	(80,588)
Interest expense	利息費用	**1,462,727**	1,501,900
Operating profit before working capital changes	營運資本變動前年度利潤	**13,751,415**	13,584,959

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (continued) 43. 合併現金流量表附註(續)

(a) Cash generated from operations (continued) (a) 經營活動產生的現金流量(續)

		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Changes in working capital	**營運資本變動**		
Flight equipment spare parts	飛機設備零件	**(1,023,437)**	(776,736)
Trade receivables	應收賬款	**104,977**	(202,667)
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**668,453**	337,365
Sales in advance of carriage	預售票款	**619,794**	846,502
Trade payables and notes payables	應付賬款及應付票據	**(1,601,517)**	(3,418,055)
Other payables and accrued expenses	其他應付款及預提費用	**1,680,679**	292,530
Other long-term liabilities	其他長期負債	**86,728**	569,577
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	**(316,686)**	(305,550)
Staff housing allowances	職工住房補貼	**(144,272)**	(166,871)
Post-retirement benefit obligations	退休後福利準備	**(152,358)**	(131,581)
Operating lease deposits	經營性租賃押金	**107,643**	110,366
		30,004	(2,845,120)
Cash generated from operations	經營產生的現金流量	**13,781,419**	10,739,839

(b) Non-cash transactions (b) 非現金交易

		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Financing activities not affecting cash:	非現金融資活動：		
Issuances of new shares acquisition of Shanghai Airlines	收購上航股份所增發新股	**-**	9,118,433
Finance lease obligations incurred for acquisition of aircraft	以融資租賃方式購買飛機	**4,181,145**	1,455,152
		4,181,145	10,573,585

44. COMMITMENTS

44. 承諾

(a) Capital commitments

(a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司的資本支出承諾如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
– Aircraft, engines and flight equipment (Note)	–飛機、發動機及飛行設備(註)	**108,297,645**	96,262,948	**103,173,999**	90,624,858
– Other property, plant and equipment	–其他物業、機器及設備	**568,565**	844,855	**495,000**	458,000
		108,866,210	97,107,803	**103,668,999**	91,082,858
Authorised but not contracted for:	已授權但未訂約的：				
– Other property, plant and equipment	–其他物業、機器及設備	**3,193,495**	3,282,093	**2,306,832**	2,629,793
– Investment	–投資	**–**	–	**1,125,000**	1,045,500
		3,193,495	3,282,093	**3,431,832**	3,675,293
		112,059,705	100,389,896	**107,100,831**	94,758,151

Note:

註：

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

以上飛機、發動機及飛行設備包括付運前定金的承諾預期支出，但金額可能因合約中所訂的通脹調整而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Within one year	一年內	**17,934,594**	16,670,989	**17,640,003**	15,712,221
In the second year	第二年	**22,248,728**	21,732,824	**20,060,026**	20,719,021
In the third year	第三年	**29,884,980**	24,056,335	**27,986,506**	22,402,355
In the fourth year	第四年	**31,362,018**	22,189,380	**30,620,138**	20,957,405
Over four years	超過四年	**6,867,325**	11,613,420	**6,867,326**	10,833,856
		108,297,645	96,262,948	**103,173,999**	90,624,858

44. COMMITMENTS (continued)

44. 承諾(續)

(b) Operating lease commitments

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

(b) 經營性租賃承諾

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

		Group 集團		**Company 公司**	
		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**3,750,437**	3,814,179	**1,680,735**	1,900,096
In the second year	第二年	**3,545,992**	3,427,740	**1,529,785**	1,692,370
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**8,256,751**	8,520,237	**3,409,279**	4,011,890
After the fifth year	五年以後	**5,368,641**	7,829,784	**1,541,119**	2,555,671
		20,921,821	23,591,940	**8,160,918**	10,160,027
Land and buildings	**土地及樓宇**				
Within one year	一年內	**241,693**	216,771	**31,447**	19,582
In the second year	第二年	**212,170**	187,636	**28,314**	14,754
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**335,454**	460,368	**48,201**	30,884
After the fifth year	五年以後	**2,767,760**	2,705,609	**53,502**	26,696
		3,557,077	3,570,384	**161,464**	91,916
		24,478,898	27,162,324	**8,322,382**	10,251,943

45. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 42.84% of the Company's shares as at 31 December 2011 (2010: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 17.09% of the Company's shares as at 31 December 2011 (2010: 17.09%).

(a) Nature of related parties that do not control or controlled by the Group:

45. 有關連人士交易

本集團由中國東航集團控制。於二零一一年十二月三十一日，中國東航集團直接持有本公司42.84%之股權(二零一零年：42.84%)。此外，於二零一一年十二月三十一日，中國東航集團通過其全資附屬公司東航國際控股(香港)有限公司擁有本公司17.09%的股權(二零一零年：17.09%)。

(a) 控制或受本集團控制之外的其他與本集團有關聯人士：

Name of related party **有關聯人士名稱**	**Relationship with the Group** **與本集團關係**
Eastern Finance 東航財務	Controlled by the same parent company 受同一母公司控制
Kunming Dongmei Aviation Travel Co., Ltd. ("Kunming Dongmei") 昆明東美航空旅遊有限公司(「昆明東美」)	Controlled by the same parent company 受同一母公司控制
Dongmei Travel 東美旅遊	Associate of the company 本公司之聯營公司
Xian Dongmei Aviation Travel Co., Ltd. ("Xian Dongmei") 西安東美航空旅遊有限公司(「西安東美」)	Controlled by the same parent company 受同一母公司控制
Eastern Import & Export 東航進出口	Associate of the company 本公司之聯營公司
Wheels & Brakes 機輪剎車	Jointly controlled entity of the Company 本公司之合營公司
Technologies Aerospace 科技宇航	Jointly controlled entity of the Company 本公司之合營公司
Shanghai P&W 上海普惠	Associate of the company 本公司之聯營公司
Shanghai Eastern Air Catering Co., Ltd. ("Shanghai Catering") 上海東方航空食品有限公司(「上海航食」)	Controlled by the same parent company 受同一母公司控制
Eastern Advertising 東航傳媒	Associate of the company 本公司之聯營公司
CEA Development Co. Ltd. ("CEA Development") 上海東方航空實業公司(「東航實業」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern Aviation Equipment Manufacturing Corporation ("Eastern Aviation") 上海東方航空設備製造有限公司(「東航設備製造」)	Controlled by the same parent company 受同一母公司控制
Shanghai Hute Aviation Tech. Co. Ltd. ("Shanghai Hute") 上海滬特航空技術有限公司(「上海滬特」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern International Aviation Travel Co., Ltd. ("Eastern Aviation Travel") 上海東方航空國際旅遊運輸有限公司(「東航國際旅遊輸」)	Controlled by the same parent company 受同一母公司控制
Eastern China Kaiya System Integration ("China Kaiya") 上海民航華東凱亞系統集成有限公司(「華東凱亞」)	Controlled by the same parent company 受同一母公司控制
CEA Northwest Co., Ltd. ("CEA Northwest") 中國東航集團西北公司(「東航集團西北分公司」)	Controlled by the same parent company 受同一母公司控制

45. RELATED PARTY TRANSACTIONS (continued) 45. 有關連人士交易(續)

(b) Related party transaction **(b) 有關連人士交易**

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用及支付金額) **2011** **二零一一年** **RMB'000** **人民幣千元**	 2010 二零一零年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與中國東航集團或由中國東航集團直接或間接控制的公司:**			
Interest income on deposits at an average rate of 0.50% per annum (2010: 0.36% per annum) 存款利息收入,年平均利率0.50%(二零一零年:年平均利率0.36%)	Eastern Finance 東航財務	**46,242**	17,658
Interest expense on loans at average rate of 5.39% per annum (2010: 4.47% per annum) 借款利息支出,年利率5.39%(二零一零年:年利率4.47%)	Eastern Finance 東航財務	**(51,117)**	(61,162)
	CEA Holding 中國東航集團	**(476)**	(3,229)
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold** 機票銷售佣金,銷售票款金額的3%至9%	Kunming Dongmei 東美旅遊	**(11,218)**	(12,532)
	Dongmei Travel 昆明東美	**(8,285)**	(5,173)
	Xian Dongmei 西安東美	**(858)**	(1,092)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment and repairs for aircraft and engines** 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費,購買價款的0.1%至2%	Eastern Import & Export 東航進出口	**(57,682)**	(59,636)
Repairs and maintenance expense for aircraft and engines** 飛機及發動機的維修及保養費用	Wheels & Brakes 機輪剎車	**(52,098)**	(53,949)
	Technologies Aerospace 科技宇航	**(169,698)**	(176,392)
	Shanghai P&W 上海普惠	**(1,170,567)**	(831,013)
Supply of food and beverages* 餐食及機艙供應品的費用	Shanghai Catering and its subsidiaries 上海航食及其附屬公司	**(737,827)**	(544,487)
Advertising expense** 廣告費用	Eastern Advertising 東航傳媒	**(18,202)**	(20,209)

45. RELATED PARTY TRANSACTIONS (continued) 45. 有關連人士交易(續)

(b) Related party transaction (continued) (b) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用及支付金額) **2011** 二零一一年 **RMB'000** 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Media royalty fee** 媒體特許權使用費	Eastern Advertising 東航傳媒	**12,900**	12,000
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products** 汽車修理費服務、飛機維修生產服務、供應運輸生產車輛設備以及機上供應品	CEA Development 東航實業	**(102,614)**	(39,799)
Equipment maintenance fee** 接受設備生產及維修服務	Eastern Aviation 東航設備製造	**–**	(2,974)
	Shanghai Hute 上海滬特	**(39,662)**	(39,958)
Land and building rental 物業租賃費	CEA Holding 中國東航集團	**(55,140)**	(55,140)
Acquisition of non-controlling interests in subsidiaries 收購附屬公司的非控制性權益	CEA Holding 中國東航集團	**(47,211)**	–
Acquisition of cargo business 收購貨運業務	Great Wall Airlines 長城航空有限公司	**(357,261)**	–
Disposal of investment in subsidiaries*** 出售聯營公司	Shanghai Catering 上海航食	**–**	24,064
	Eastern Import & Export 東航進出口	**–**	57,753
	Eastern Advertising 東航傳媒	**–**	27,264

* The Group's pricing policies on products purchased from related parties are based on mutually agreed prices between contract parties.

** The Group's pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

*** The Company's pricing policies on transfer of equity are based on the valuation prices.

* 本集團採購關聯方的產品的價格是在市場價格基礎上經雙方協商確定。

** 本集團接受關聯方提供的勞務的價格是在市場價格基礎上經雙方協商確定。

*** 本集團關聯方股權轉讓的價格是按照評估價格確定。

198

45. RELATED PARTY TRANSACTIONS (continued) 45. 有關連人士交易(續)

(c) Balances with related companies (c) 有關連人士餘額

(i) Amounts due from related companies *(i) 應收有關連公司款項*

		Group 集團		Company 公司	
Nature 性質	**Company 公司名稱**	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Trade receivables 應收賬款	Kunming Dongmei 昆明東美	**211**	12,879	**–**	12,879
	Eastern Aviation Travel 東航國際旅遊運輸	**11,012**	11,012	**11,012**	11,012
	China Cargo 中貨航	**–**	–	**1,215,770**	1,480,721
	Others 其他	**2,340**	14,099	**16,717**	20,108
		13,563	37,990	**1,243,499**	1,524,720
Prepayments, deposits and other receivables 預付款、存款及其他應收款	Eastern Import & Export 東航進出口	**218,753**	63,138	**101,846**	60,555
	China Kaiya 華東凱亞	**16,189**	18,605	**16,189**	18,605
	CEA Holding 中國東航集團	**–**	43,282	**–**	43,282
	China Cargo 中貨航	**–**	–	**553,860**	651,176
	CEA Wuhan 東航武漢	**–**	–	**628,468**	820,302
	New Shanghai Airlines 新上航	**–**	–	**688,897**	627,716
	Yunnan Airlines 東航雲南	**–**	–	**254,872**	–
	Others 其他	**14,923**	27,706	**82,093**	164,484
		249,865	152,731	**2,326,225**	2,386,120

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

45. RELATED PARTY TRANSACTIONS (continued) 45. 有關連人士交易(續)

(c) Balances with related companies (continued) (c) 有關連人士餘額(續)

(ii) Amounts due to related companies (ii) 應付有關連公司款項

Nature 性質	Company 公司名稱	Group 集團 2011 二零一一年 RMB'000 人民幣千元	Group 集團 2010 二零一零年 RMB'000 人民幣千元	Company 公司 2011 二零一一年 RMB'000 人民幣千元	Company 公司 2010 二零一零年 RMB'000 人民幣千元
Trade payables and notes payable 應付賬款及應付票據	Eastern Import & Export 東航進出口	**747,179**	375,602	**652,287**	265,765
	Shanghai P&W 上海普惠	**278,778**	–	**278,778**	–
	Shanghai Catering 上海航食	**120,260**	23,743	**14,344**	20,982
	CEA Jiangsu 東航江蘇	**–**	–	**251,506**	440,677
	China Cargo 中貨航	**–**	–	**869,546**	568,998
	New Shanghai Airlines 新上航	**–**	–	**681,745**	947,258
	Others 其他	**70,095**	78,859	**176,884**	196,847
		1,216,312	478,204	**2,925,090**	2,440,527
Other payables and accrued expenses 其他應付款及預提費用	CEA Holding 中國東航集團	**87,115**	69,864	**37,582**	69,864
	Eastern Air Overseas (Hong Kong) Corporation Limited 東航海外(香港)有限公司	**–**	–	**692,924**	–
	CEA Northwest 東航集團西北公司	**–**	8,000	**–**	8,000
	China Cargo 中貨航	**–**	–	**187,309**	341,540
	New Shanghai Airlines 新上航	**–**	–	**73,616**	192,463
	Others 其他	**9,475**	5,777	**109,723**	145,306
		96,590	83,641	**1,101,154**	757,173

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付中國東航集團款項為代墊款外，全為貿易性質。所有應付有關連公司款項全為不帶息及給予跟貿易客戶一樣的正常還款期。

45. RELATED PARTY TRANSACTIONS (continued) 45. 有關連人士交易(續)

(c) Balances with related companies (continued) **(c) 有關連人士餘額(續)**

(iii) Short-term deposits and borrowings with associates and CEA Holding

(iii) 與聯營公司及中國東航集團短期存款以及短期貸款

		Average interest rate 平均利率		Group 集團		Company 公司	
		2011 二零一一年	2010 二零一零年	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元	**2011 二零一一年 RMB'000 人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables)	短期存款(包括在預付款、存款及其他應收款內)						
"Eastern Finance"	**「東航財務」**	**0.50%**	0.36%	**2,204,510**	1,137,218	**232,236**	27,390
Short-term loans (included in Borrowings)	短期借款(包括在借款內)						
"Eastern Finance"	**「東航財務」**	**5.02%**	4.26%	**176,425**	1,286,227	**-**	1,286,227
Long-term loans (included in Borrowings)	長期借款(包括在借款內)						
"Eastern Finance"	**「東航財務」**	**5.64%**	5.00%	**135,000**	295,000	**-**	200,000
Long-term loans (included in Borrowings)	長期借款(包括在借款內)						
"CEA Holding"	**「中國東航集團」**	**5.18%**	5.18%	**-**	32,000	**-**	-

(d) Guarantees by holding company **(d) 控股公司作出的擔保**

As at 31 December 2011, bank loans of the Group and Company with an aggregate amount of RMB228 million and RMB85 million respectively (2010: RMB575 million and RMB85 million) were guaranteed by CEA Holding (Note 32).

於二零一一年十二月三十一日,本集團及本公司由中國東航集團擔保的銀行借款分別為人民幣2.28億元及人民幣0.85億元(二零一零年:人民幣5.75億元及0.85億元(附註32)。

(e) Key management compensation **(e) 高級行政人員酬金**

		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Directors and supervisors (Note 9(a))	董事及監事(附註9(a))	**2,885**	2,081
Senior management	高級行政人員	**2,740**	3,422
		5,625	5,503

46. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

46. 最終控股公司

本公司的董事以中國東航集團,一家於中國成立的國有企業為本公司最終控股公司。

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

2 0 2

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

後附合併財務資料摘自本集團根據中國會計準則編製的合併財務報表。

CONDENSED CONSOLIDATED INCOME STATEMENT

簡化合併利潤表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2011

(按中國企業會計準則編製)
截至二零一一年十二月三十一日止年度

		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Revenue	**營業收入**	**83,974,505**	74,958,108
Less: Cost of operation	減：營業成本	**(70,447,837)**	(60,726,601)
Taxes and surcharges	營業税金及附加	**(1,803,091)**	(1,462,770)
Selling and distribution expenses	銷售費用	**(5,406,103)**	(5,324,601)
General and administrative expense	管理費用	**(2,576,470)**	(2,656,326)
Finance expenses, net	財務費用，淨值	**441,072**	(431,289)
Impairment loss	資產減值損失	**(799,364)**	(427,061)
Add: Fair value gain	加：公允價值變動收益	**86,851**	833,384
Investment income	投資收益	**128,122**	119,363
Operating profit	**營業利潤**	**3,597,685**	4,882,207
Add: Non-operating income	加：營業外收入	**1,598,522**	1,093,164
Less: Non-operating expenses	減：營業外支出	**(28,493)**	(134,278)
Total profit	**利潤總額**	**5,167,714**	5,841,093
Less: Income tax	減：所得税費用	**(265,227)**	(138,177)
Net profit	**淨利潤**	**4,902,487**	5,702,916
Attribute to:	**歸屬於：**		
– Equity shareholders of the Company	一本公司權益持有者	**4,886,702**	5,380,375
– Non-controlling interests	一非控制性權益	**15,785**	322,541
		4,902,487	5,702,916

CONDENSED CONSOLIDATED BALANCE SHEET 簡化合併資產負債表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2011

(按中國企業會計準則編製)
截至二零一一年十二月三十一日止年度

		2011 二零一一年 RMB'000 人民幣千元	2010 二零一零年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**13,712,403**	11,720,627
Long-term investment	長期股權投資	**1,498,881**	1,450,375
Fixed assets and construction in progress	固定資產及在建工程	**84,651,280**	75,506,263
Goodwill	商譽	**8,509,030**	8,509,030
Intangible assets and non-current assets	無形資產及其他非流動資產	**3,831,131**	3,579,627
Deferred tax assets	遞延所得税資產	**12,427**	44,195
Total assets	**資產合計**	**112,215,152**	100,810,117
Liabilities and equity	**負債及股東權益**		
Current liabilities	流動負債	**43,664,571**	39,167,783
Non-current liabilities	非流動負債	**46,375,842**	45,014,343
Deferred tax liabilities	遞延所得税負債	**29,326**	51,814
Total Liabilities	**負債合計**	**90,069,739**	84,233,940
Equity shareholders of the Company	本公司權益持有者	**20,437,377**	15,577,109
Non-controlling interests	非控制性權益	**1,708,036**	999,068
Total equity	**總權益**	**22,145,413**	16,576,177
Total liabilities and equity	**負債及股東權益合計**	**112,215,152**	100,810,117

2 4

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS

(A) 國際財務報告準則與中國企業會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit attributable to equity shareholders of the Company and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則在若干方面與中國企業會計準則存在差異。國際財務報告準則及中國企業會計準則的差異對本公司權益持有者應佔利潤及本集團合併淨資產的重大影響總括如下：

		Note 註釋	**2011** **二零一一年** **RMB'000** **人民幣千元**	2010 二零一零年 RMB'000 人民幣千元
Consolidated profit attributable to equity shareholders of the Company	**本公司權益持有者應佔合併利潤**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**4,886,702**	5,380,375
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響			
– Difference in depreciation for flight equipment due to difference depreciation lives used previously	一由於以往採用不同可使用年限而造成飛行設備折舊的差異	(a)	**-**	(74,183)
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	一由於不同可使用年限造成飛機發動機折舊與減值損失的差異	(b)	**(9,288)**	(9,582)
– Provision for post-retirement benefits	一退休後福利的准備	(c)	**(326,145)**	(347,936)
– Reversal of additional amortisation due to the revaluation surplus relating to land use rights	一沖銷土地使用權評估增值對攤銷的影響	(e)	**8,420**	8,420
– Deferred tax adjustments	一遞延税項調整	(g)	**998**	4,686
– Non-controlling interests	一非控制性權益	(h)	**15,045**	(3,791)
As stated in accordance with IFRS	根據國際財務報告準則列示		**4,575,732**	4,957,989
Consolidated net assets attributable to equity shareholders of the Company	**本公司權益持有者應佔合併淨資產**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**20,437,377**	15,577,109
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響			
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	一由於不同可使用年限造成飛機發動機折舊與減值損失的差異	(b)	**74,859**	84,147
– Provision for post-retirement benefits	一退休後福利的准備	(c)	**(2,943,428)**	(2,617,283)
– Intangibles assets (Goodwill)	一無形資產(商譽)	(d)	**2,760,665**	2,760,665
– Reversal of revaluation surplus relating to land use rights	一沖銷土地使用權評估增值對攤銷的影響	(e)	**(343,786)**	(352,206)
– Others	一其他	(f)	**79,393**	79,393
– Deferred tax adjustments	一遞延税項調整	(g)	**31,991**	30,993
– Non-controlling interests	一非控制性權益	(h)	**28,821**	(291,531)
As stated in accordance with IFRS	根據國際財務報告準則列示		**20,125,892**	15,271,287

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(a) Prior to 15 February 2006, under the PRC Accounting Standards, rotables are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years. Under IFRS, rotables are accounted for as property, plant and equipment and is depreciated on a straight-line basis to write off the cost to their residual value over their estimated useful lives and annual provision for scrap was made. Since 1 January 2007, under the PRC Accounting Standards, rotables have been classified as property, plant and equipment and is depreciated over 10 years. Under IFRS, the useful life of rotables was also changed to 10 years with no further annual provision for scraps in 2007. This change of accounting estimate was applied prospectively. Despite the useful life of rotables has been unified under IFRS and the PRC Accounting Standards from 2007, the carrying amounts of rotables at the time of the change were different under IFRS and the PRC Accounting Standards. As at 31 December 2010, these differences in carrying amounts have been fully eliminated.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) Under the PRC Accounting Standards, employees' post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(a) 根據中國企業會計準則，於二零零六年二月十五日之前，高價周轉件作為流動資產列示，並按5年以直線法予以攤銷。根據國際財務報告準則，高價周轉件作為固定資產列賬並計提折舊。折舊之基準乃以成本減去估計殘值，並以直線法按預計可使用年限攤銷並每年提取報廢準備。自二零零七年一月一日起，在中國企業會計準則下，高價周轉件作為固定資產列賬並按10年計提折舊。在國際財務報告準則下，高價周轉件的折舊年限亦於當年更改為10年，並不再提取一般報廢準備。由於上述折舊年限的更改為會計估計變更，故對此改變採用了未來適用法處理。由於高價周轉件在中國企業會計準則及國際財務報告準則下在會計政策變更當年的賬面價值不同，故儘管折舊年限在二零零七年統一，但仍存在準則差異。於二零一零年十二月三十一日，該差異的賬面價值已完全消除。

(b) 根據中國企業會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自二零零一年七月一日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國企業會計準則的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 根據中國企業會計準則，員工退休後福利於實際發生時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(d) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRS and the PRC Accounting Standards, which result in difference in the intangibles/goodwill recognised arising from the acquisition.

(e) Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(f) In addition of the above, the application of IFRS differs in certain other respects from the PRC Accounting Standards.

(g) This represents the corresponding deferred tax effects related to the items above.

(h) With effective from 1 January 2010, loss for the period is shared by non – controlling interest (NCI) even if this results in the NCI having a deficit balance under both PRC Accounting Standards and IFRS. However, under PRC accounting standards, retrospective adjustment is required for the change, whereas under IFRS, no retrospective adjustment is required. As a result, the carrying amounts of NCI as at 1 January 2010 were different under IFRS and the PRC Accounting Standards. In addition, differences as described in (a) to (g) above also have the corresponding impact on NCI.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(d) 在國際財務報告準則及中國企業會計準則和制度下，由於對收購上航股份的合併對價及可辨認資產及負債的公允價值的確認及計量有所不同，因此，所確認的無形資產／商譽的金額亦有所不同。

(e) 在中國企業會計準則下，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本公司重組上市時的土地使用權的歷史成本為零。

(f) 除以上所述外，由於國際財務報告準則及中國會計準則不同要求而導致的其他差異。

(g) 此乃以上項目相關的遞延稅項影響。

(h) 根據中國企業會計準則及國際財務報告準則，自二零一零年一月一日起，當非控制性權益分擔的當期虧損超過了非控制性權益在該附屬公司期初股東權益中所享有的份額的，其餘額仍沖減非控制性權益。根據中國企業會計準則，該會計政策變更應進行追溯調整，而根據國際財務報告準則，該會計政策變更無需進行追溯調整。由此，導致非控制性權益於二零一零年一月一日的結餘金額於國際財務報告準則及中國企業會計準則下存在差異。此外，以上(a)至(g)所述的準則差異對於非控制性權益也存在對應的影響。

CORPORATE INFORMATION
公司資料

DIRECTORS

Liu Shaoyong *(Chairman)*
Ma Xulun *(Vice Chairman, President)*
Li Yangmun *(Director, Vice President)*
Luo Zhuping *(Director, Company Secretary*)*
Sandy Ke-Yaw Liu *(Independent Non-executive Director)*
Wu Xiaogen *(Independent Non-executive Director)*
Ji Weidong *(Independent Non-executive Director)*
Shao Ruiqing *(Independent Non-executive Director)*

董事

劉紹勇*(董事長)*
馬須倫*(副董事長、總經理)*
李養民*(董事、副總經理)*
羅祝平*(董事、公司秘書#)*
劉克涯*(獨立非執行董事)*
吳曉根*(獨立非執行董事)*
季衛東*(獨立非執行董事)*
邵瑞慶*(獨立非執行董事)*

SUPERVISORS

Yu Faming *(Chairman of the Supervisory Committee)*
Yan Taisheng *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Liu Jiashun *(Supervisor)*

監事

于法鳴*(監事會主席)*
燕泰勝*(監事)*
馮金雄*(監事)*
劉家順*(監事)*

SENIOR MANAGEMENT

Tang Bing *(Vice President)*
Shu Mingjiang *(Vice President)*
Wu Yongliang *(Vice President, Chief Financial Officer)*
Tian Liuwen *(Vice President)*

高級管理人員

唐　兵*(副總經理)*
舒明江*(副總經理)*
吳永良*(副總經理、財務總監)*
田留文*(副總經理)*

COMPANY SECRETARY

Luo Zhuping*

公司秘書

羅祝平#

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Luo Zhuping*

授權代表

劉紹勇
羅祝平#

COMPANY'S WEBSITE

http://www.ceair.com

公司網址

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

公司電子信箱

ir@ceair.com

* With effect from 6 April 2012, Mr. Luo Zhuping ceased to act as the Company Secretary and the Authorised Representative; and Mr. Wang Jian and Mr. Ngai Wai Fung have been appointed as the Joint Company Secretaries, and Mr. Wang Jian has also been appointed as an Authorised Representative.

\# 自二零一二年四月六日起，董事羅祝平先生不再兼任本公司公司秘書及授權代表；及汪健先生和魏偉峰先生獲委任為聯席公司秘書，且汪健先生同時獲委任為本公司的授權代表。

2 : 8

AUDITORS

International Auditor:	PricewaterhouseCoopers Certified Public Accountants 22nd Floor, Prince's Building Central, Hong Kong
Domestic Auditor:	PricewaterhouseCoopers Zhong Tian CPAs Limited Company 11/F PricewaterhouseCoopers Center 2 Corporate Avenue, 202 Hu Bin Road Shanghai 200021 PRC

核數師

國際核數師：	羅兵咸永道會計師 事務所 香港中環 太子大廈22樓
中國境內核數師：	普華永道中天會計師 事務所有限公司 中國上海 企業天地2號樓 湖濱路202號 普華永道中心11樓 郵政編碼200021

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

法律顧問

香港：貝克 • 麥堅時律師事務所
美國：貝克 • 麥堅時律師事務所
中國：北京通商律師行

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712–1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司上海分公司
上海市浦東新區陸家嘴東路166號

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Since 3 July 2009, the principal place of business in Hong Kong has been changed to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong.

主要香港營業地點

自2009年7月3日起，香港的主要營業地址變更為香港金鐘道95號統一中心31樓B室

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to changes in the registered capital of the Company.

Registered capital of the Company is RMB11,276.539 million at the end of the Reporting Period.

Business License Registration Number of the Corporation Legal Person: 310000400111686

Tax Registration Number: 310046741602981

營業執照註冊變更情況

因公司註冊資本發生變動，公司營業執照進行了註冊變更。

報告期末公司註冊資本為人民幣11,276.539百萬元

企業法人營業執照註冊號：310000400111686

稅務登記號：310046741602981

Shareholders can obtain a copy of the Company's annual report for the year 2011 through the Internet addresses shown below:
股東可以根據需要從以下網站下載本公司二零一一年度報告電子版：

http://www.ceair.com **http://www.irasia.com/listco/hk/chinaeast**

COMPANY PROFILE
公司簡介

COMPANY'S REGISTERED CHINESE NAME
中國東方航空股份有限公司

COMPANY'S ENGLISH NAME
China Eastern Airlines Corporation Limited

COMPANY'S ABBREVIATED ENGLISH NAME
CEA

COMPANY'S LEGAL ADDRESS
66 Airport Street,
Pudong International Airport,
Shanghai, China

POSTAL CODE
201202

COMPANY'S OFFICE ADDRESS
2550 Hongqiao Road,
Shanghai, China

POSTAL CODE
200335

COMPANY'S LEGAL REPRESENTATIVE
Liu Shaoyong

COMPANY SECRETARY
Luo Zhuping△

COMPANY'S WEBSITE ADDRESS
www.ceair.com

COMPANY'S E-MAIL ADDRESS
ir@ceair.com

TELEPHONE
(86-21) 6268 6268

FACSIMILE
(86-21) 6268 6116

PLACES OF LISTING
The Shanghai Stock Exchange
Code: 600115
Abbreviation: CEA

The Stock Exchange of Hong Kong Limited
Code: 00670

The New York Stock Exchange, Inc.
Code: CEA

△ With effect from 6 April 2012. Mr. Luo Zhuping ceased to act as the Company Secretary and the Authorised Representative; and Mr. Wang Jian and Mr. Ngai Wai Fung have been appointed as the Joint Company Secretaries, and Mr. Wang Jian has also been appointed as an Authorised Representative.

公司登記中文名稱
中國東方航空股份有限公司

公司英文名稱
China Eastern Airlines Corporation Limited

公司英文縮寫
CEA

公司法定地址
中國上海市浦東國際
機場機場大道66號

郵政編碼
201202

公司辦公地址
中國上海市
虹橋路2550號

郵政編碼
200335

公司法定代表人
劉紹勇

公司秘書
羅祝平▲

公司網址
www.ceair.com

公司電子信箱
ir@ceair.com

電話
(86-21) 6268 6268

傳真
(86-21) 6268 6116

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東方航空

香港聯合交易所有限公司
股票代碼：00670

紐約證券交易所
股票代碼：CEA

▲ 自二零一二年四月六日起，董事羅祝平先生不再兼任本公司公司秘書及授權代表；及汪健先生和魏偉峰先生獲委任為聯席公司秘書，且汪健先生同時獲委任為本公司的授權代表。

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中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

www.ceair.com